FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item

1.	Communication regarding 1Q09 earnings release.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	September 15, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer

3

Item 1

Quarterly Financial Letter

1st Quarter of Fiscal Year 2009 – May, June and July

As expected, a difficult beginning of harvest

▪
This section provides a summary of the quarterly performance of Cosan Ltd. (NYSE: CZZ), the parent company of the Cosan Group. The financial information in this section is therefore expressed in U.S. dollars and in accordance with U.S. GAAP. For comparative purposes, the figures for the period prior to the constitution of Cosan Ltd were prepared on a pro-forma basis based on those of Cosan S.A. as if Cosan Ltd. had existed before the date of its constitution. More information on the financial statements of Cosan Ltd. is provided at the end of the section.

▪
For Cosan, the FY’09 began with accelerated production, a product mix favoring ethanol and a policy of stockpiling. As a result, ethanol sales volume totaled 89.4 million gallons in the 1Q’09, 42.1% up year-on-year, while sugar volume, thanks to the build-up of stocks, recorded a slight decline of 4.9% to 791,700 tonnes.

ri@cosan.com.br www.cosan.com.br	▪
The increase in international sugar prices and the impact of the appreciation of the Real against the dollar on domestic sales converted to dollars pushed up average sugar prices by 19.7% year-on-year to ¢US$12.44/lb, while average ethanol prices moved up by 23.7% to US$1.66 per gallon.

▪
As a result, net operating revenue moved up by a hefty 30.8% year-on-year to US$394.0 million. However, the same exchange effect that fueled the increase in domestic sales revenue converted to dollars, also pushed up costs and expenses originally denominated in Reais. Production costs were also negatively impacted by the reduction in yield measured by the TSR, which fell by 5.7% over the 1Q’08.

▪
Consequently, Cosan closed the 1Q’09 with EBITDA of US$14.6 million and an EBITDA margin of 3.7%, 43.3% down year-on-year. On the other hand, the exchange impact on dollar-denominated debt generated financial revenue, which helped absorb part of the depreciation of assets.

Definitions:

 FY’08 -   fiscal year begun May 1, 2007 and ended March 31, 2008
 FY’07 -   fiscal year begun May 1, 2006 and  ended April 30, 2007
 4Q’08 -   quarter ended April 30, 2008
 4Q’07 -   quarter ended April 30, 2007
 YTD’08 - period begun on the same date as  the FY’08 and ended at the close of the 4Q’08
 YTD’07 - period begun on the same date as the FY’07 and ended at the close of the 4Q’07

Summary of Financial and Operating Information
1Q'08	1Q'09	(In millions of U.S. dollars)	YTD'08	YTD'09
62.9	89.4	Ethanol Sold (millions of gallons)	62.9	89.4
832.7	791.7	Sugar Sold (thousand tonnes)	832.7	791.7
301.3	394.0	Net sales	301.3	394.0
13.1	(4.9)	• Gross profit	13.1	(4.9)
4.4%	-1.2%	Gross Margin	4.4%	-1.2%
(49.0)	(94.2)	• Operating income (loss)	(49.0)	(94.2)
-16.3%	-23.9%	Operating margin	-16.3%	-23.9%
25.7	14.6	• EBITDA	25.7	14.6
8.5%	3.7%	EBITDA Margin	8.5%	3.7%
2.2	(47.9)	• Income (loss) before minority interest	2.2	(47.9)
1.2	(29.3)	• Net income (loss)	1.2	(29.3)
0.4%	-7.4%	Profit (loss) Margin	0.4%	-7.4%
94.4	169.3	Capex	94.4	169.3
730.8	82.7	• Net Debt	730.8	82.7
1,019.1	2,908.8	• Shareholders' & Minorities Equity	1,019.1	2,908.8

▪
With a negative pre-tax result, Cosan S.A. recorded revenue from income tax in Brazil, due to the constitution of tax loss carryforwards. Thanks to the share of Cosan S.A.’s minority interests in its net loss, Cosan Ltd. posted a 1Q’09 net loss of US$29.3 million, versus net income of US$1.2 million in the 1Q’08.

▪
Capex totaled US$169.3 million in the 1Q’09, 79.4% up year-on-year. The main investments included US$42.1 million in the Jataí greenfield project in Goiás; US$25.6 million in cogeneration projects in Costa Pinto, Rafard and Bonfim;

Setembro de 2008	Cosan | Energia Renovável para um mundo Melhor

US$24.2 million in the conclusion of the cogeneration expansion of the Gasa unit; and US$33.8 million in sugarcane planting, as well as other minor projects in the industrial and agricultural areas.

▪
In terms of capital structure, Cosan closed the 1Q’09 with net debt of US$82.7 million, a negligible amount when set against shareholders’ equity and minority interests of US$2.9 billion, and an exceptionally comfortable cash position of US$890.4 million.

▪
In the 1Q’09, Cosan celebrated several more important achievements that formed part of its corporate strategy, having executed a series of important biomass energy sales contracts through auction and bilateral agreements through the Bonfim, Jataí, Gasa, Barra, Diamante and Univalem plants. All the contracts have similar characteristics, constituting fixed, inflation-adjusted revenue over 15 years which will not only increase EBITDA in consolidated cash flow, but will also, and even more importantly, greatly reduce the volatility of our results caused by swings in commodity prices and the exchange rate.

The major asset of Cosan Ltd. on its constitution was its equity interest in Cosan S.A. Its operating results are therefore substantially based on those of its subsidiary, Cosan S.A.
Cosan Ltd. uses the US$ as its reporting currency and the R$ as its functional currency.
The financial statements of Cosan Ltd. are drawn up primarily in US GAAP, while those of its subsidiary Cosan S.A. are drawn up primarily in BR GAAP. The main differences between the accounting practices of US GAAP and BR GAAP that affect the results of Cosan Ltd. are:
    ·       evaluation of acquired companies at their fair market value instead of their book value, increasing the value of fixed assets and, consequently, depreciation expenses;
·       the non-existence of asset revaluation and, consequently, depreciation of the revalued portion;
·       the non-existence of amortization of goodwill;
·       capitalization of interest on financings for fixed assets under construction;
·       mark-to-market of hedge instruments recorded directly in the result;
·       the booking of remuneration from the executives’ stock option plan under general and administrative expenses;
·       the non-existence of deferred expenses; and
·       the booking of goods acquired through leasing under assets.

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Quarterly Financial Letter

1st Quarter of Fiscal Year 2009 – May, June and July

Difficult, as expected

Paulo Diniz, CFO & IRO Luiz Felipe Jansen de Mello, Investor Relations Alexandre Sirihal, Financial Planning Guilherme A. Prado, Treasury Mauricio Sartorelli, Controller	▪
As expected, Cosan S.A. (BOVESPA: CSAN3) experienced a bad beginning of harvest. While sugar prices look like being in a random recovery, ethanol prices, although slightly higher than a year ago, underwent their reaction to the start of the harvest, recording a year-on-year decline. On the production side, the exceptionally high rainfall in April and May jeopardized cane sucrose content, lowering yield in comparison with the previous year and pushing up production costs. In addition, the continuing appreciation of the Real against the dollar exerted negative pressure on export revenue. As if this were not enough, the inflationary inertia of the costs also affected the expenses, both in terms of freight and labor, with the beginning-of-year wage increase, pushing up selling expenses. All in all, then, these series of expected adverse impacts in the sector which together led Cosan to adopt a change in tactics. The Company therefore began to intensively build up ethanol and (especially) sugar inventories in order to take advantage of the product’s strong financial carrying incentives. However, this strategy ended up reducing immediate sugar sales, jeopardizing the dilution of fixed costs and expenses even further and putting even more pressure on short-term results.

ri@cosan.com.br www.cosan.com.br	▪
The bias towards ethanol production simultaneously increased stocks and sales and 1Q’09 operating revenue moved up 8.1% year-on-year. If we include the result of hedge operations, however, this increase was a considerably more modest 1.4%, given that sugar price locks at the beginning of the FY’08 were generating much higher gains. The cost of goods sold, reflecting the low value of the cane TSR, climbed by 14.2%, while selling expenses jumped by 40.3% thanks to the upturn in freight costs and the hefty increase in ethanol exports. As a result, EBITDA totaled R$24.7 million, 50.1% below the 1Q’08, while EBITDAH, even when hedge operations are factored in, dropped by 47.5% year-on-year to R$69.9 million. This substantial reduction was insufficient to absorb growing depreciation from new investments, plantations and the amortization of goodwill from past acquisitions. As a result, Cosan posted a 1Q’09 net loss of R$58.1 million, versus net income of R$13.7 million in the 1Q’08, totally aligned with the previous guidance informed by the Company to the market.

1Q'08	1Q'09	Financial Highlights (R$MM)	YTD'08	YTD'09
591.7	639.6	Net Operating Revenue	591.7	639.6
43.7	13.6	Gross Profit	43.7	13.6
7.4%	2.1%	Gross Margin	7.4%	2.1%
49.5	24.7	EBITDA	49.5	24.7
8.4%	3.9%	EBITDA Margin	8.4%	3.9%
133.3	69.9	EBITDAH (Adjusted by Hedge)	133.3	69.9
19.7%	10.2%	EBITDAH Margin	19.7%	10.2%
13.7	(58.1)	Net Profit (Loss)	13.7	(58.1)
2.3%	-9.1%	Net Margin	2.3%	-9.1%
Definitions:
FY’09 -    fiscal year begun May 1, 2008 and to be ended March 31, 2009
FY’08 -    fiscal year begun May 1, 2007 and ending April 30, 2008
1Q’09 -    quarter ended July 31, 2008
1Q’08 -    quarter ended July 31, 2007
YTD’09-   period begun on the same date as the FY’09 and ended at the close of the 1Q’09
YTD’08-   period begun on the same date as the FY’08 and ended at the close of the 1Q’08

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stream in the 08/09 season. In fact, of the 32 new mills, 3 will not become operational this harvest and a further 11 have not yet done so, although they are scheduled for start-up within the next few months. The other 18 are already operating.

08/09 harvest in Brazil’s Central-South continues to prioritize ethanol production	▪
According to the latest figures from UNICA, the sugarcane growers’ association, crushed cane volume in the Central-South totaled 244 million tonnes by August 15, 8.5% up on the same period in 2007, below the initially expected 15% increase. Period sugar production amounted to 12.5 million tonnes, 5% down year-on-year, while ethanol output moved up by 13.7% to more than 11.3 billion liters. Of this total, hydrous accounted for 7.6 billion liters, 23.2% up year-on-year, and anhydrous for 3.8 billion liters, down by 1.5%. Priority was still being given to ethanol, which accounted for 59.8% of crushed cane volume, while sugar accounted for 40.2%.

▪
On the international front, initial forecasts put Indian sugar production from the 08/09 harvest at 21.8 million tonnes, around 5 million tonnes less than the season before. As we mentioned in our previous release, this reduction was due to the decline in planted area, thanks to low prices and higher returns from other crops such as wheat and rice. India’s domestic market has already begun to feel the impact of the reduced supply and prices have gone up by 10% in the last two months, out of step with international prices. As a result of all these factors, India‘s exports are likely to be substantially below the 4.4 million tonnes shipped during the 07/08 season.

▪
On the other hand, despite the strong increase in Chinese demand, estimated at around 10%, leading to annual consumption of close to 14 million tonnes this year, domestic prices have reached their lowest level for three years due to record output of 14.8 million tonnes. As a result of the price slide, Chinese imports are not economically viable and local buyers have pulled out of the market. In addition, the authorities have been taking steps to discourage the use of remaining import licenses due to the ample availability of sugar on the home market.

	▪	International raw sugar prices averaged ¢US$11.59/lb in the 1Q’09, 24.8% up year-on-year, but 8.5% down on the ¢US$12.67/lb recorded in the 4Q’08.

Raw Sugar Prices – Last 24 Months (NY11)

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Speculator flight substantially reduces the number of open contracts	▪
In the 1Q’09, major hedge funds, plus smaller funds and speculators, reduced their net long positions by 33%, from 196,000 lots at the beginning of May to around 130,000 at the close of July, equivalent to 17% of all open contracts. It is also worth noting that the number of open contracts fell substantially, from 920,000 to 780,000 lots, a drop of around 15%, as speculators began to move out of commodities due to expectations of a global economic slowdown.

Funds Position (volume%) vs. Price NY11 (cents/pound)

▪
Refined sugar prices on the international market averaged US$354.7/t in the 1Q’09, 10.1% up on the U$322.18/t recorded in the 1Q’08 and virtually flat over the same period the year before. The white premium closed the 1Q’09 at U$85/t, 12% down on the 4Q’08.

US refined sugar import quota drives up white premium	▪
However, at the beginning of August, the USDA opened an import quota of 300,000 tonnes on refined sugar imports, which may be maintained for an indeterminate period if the following are confirmed: i) a 600,000 tonne decline in beet sugar production; ii) a reduction in refining capacity due to an accident in a major US refinery at the beginning of the year and; iii) an increase in the price of HFCS (high fructose corn syrup) due to high corn prices. This measure pushed up the white premium to more than US$110/t.

Refined Sugar Prices – Last 24 Months (LIFFE no 5)

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▪
Domestic crystal sugar prices (ESALQ) averaged R$26.67 per bag of 50 kg (or R$533.18/t) in the 1Q’09, versus R$25.96 per bag of 50 Kg (or R$519.28/t) in the 1Q’08. In relation to the 4Q’08, crystal prices remained more or less stable, dipping by 2.0%.

Crystal Sugar Prices – last 24 months (ESALQ 50 kg bags)

Source: ESALQ

▪
Domestic hydrous ethanol prices (ESALQ) averaged R$0.697/liter in the 1Q’09, 10.8% up on the R$0.629/liter recorded in the same period the year before, while anhydrous prices climbed 9.6% year-on-year to R$0.824/liter. In relation to the previous three months, hydrous fell by 3.6%, while anhydrous moved up by 2.3%. This contrary movement was due to strong period export demand for anhydrous ethanol.

Ethanol exports reach record levels in the 1Q’09	▪
Ethanol exports in the 1Q’09 totaled 1.4 billion liters, a hefty 64% up year-on-year, chiefly fueled by strong US demand, in turn caused by the floods that hit the American Midwest in June, which impacted corn prices and hampered internal ethanol distribution. As a result, the US absorbed most of Brazil’s period ethanol exports, or 0.66 billion liters, followed by the CBI nations, with 0.32 billion and the EU, with 0.26 billion. It is also worth noting that ethanol exports in July reached the record level of 0.61 billion liters.

Ethanol Prices – Last 24 Months (ESALQ)

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September 2008	Cosan | Renewable Energy for a Better World

▪
According to Brazil’s National Petroleum Agency (ANP), domestic retail gasoline prices averaged R$2.450/liter in the quarter, while hydrous ethanol prices averaged R$1.501/liter, giving a parity of 61.2%. Ethanol prices only exceeded 75% of gasoline prices in six Brazilian states (Amapa, Roraima, Pará, Rio Grande do Norte, Paraíba and Piauí). In São Paulo state, the country’s largest consumption center, the ratio stood at only 52.3%.

Ethanol consumption continues to outpace gasoline consumption in the quarter	▪
This highly favorable situation continued to favor ethanol consumption throughout the country – according to the ANP, hydrous consumption moved up 49% year-on-year in the 1Q’09. Quarterly sales totaled 4.7 billion liters – 3.2 billion liters of hydrous and 1.5 billion liters of anhydrous – versus 4.6 billion liters of gasoline in the same period.

Flex-fuel Vehicles Sales Evolution

▪
According to Anfavea, the auto manufacturers’ association, new car sales  remained heated, totaling 704,607 units in the 1Q’09, 25% up year-on-year, while those of flex-fuel cars exceeded 650,000 units, equivalent to 87.6% of the total. The current flex-fuel fleet exceeds 7.2 million vehicles, 27% of the total fleet.

Exchange Rate Evolution – Last 24 Months (R$/US$)

▪	The dollar closed the 1Q’09 at R$1.5666, representing a 7.7% appreciation of the Real over the end of the 4Q’08. After the end of the quarter, however, the

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September 2008	Cosan | Renewable Energy for a Better World

dollar began to move up against the world’s other leading currencies and is currently quoted at R$1.8.

B. Operating Performance

▪
Cosan closed the 1Q’09 with an EBITDAH margin of only 10.2% and a negative bottom line. The main factor behind these figures, which were substantially below 1Q’08 levels, was the big reduction in TSR (total recoverable sugar, a measure of sugarcane sucrose content), which had a direct impact on production costs and, consequently, the cost of goods sold, which increased by R$78.1 million year-on-year. However, there were also several other negative factors, including inflation, commodity prices, the exchange rate and the decision to stockpile.

1Q'08	1Q'09	Income Statement (R$MM)	YTD'08 YTD'09
591.7	639.6	Net Operating Revenue	591.7	639.6
(548.0)	(626.0)	Cost of Goods Sold	(548.0)	(626.0)
(125.4)	(157.2)	with Depreciation & Amortization	(125.4)	(157.2)
43.7	13.6	Gross Profit	43.7	13.6
7.4%	2.1%	Gross Margin	7.4%	2.1%
(61.1)	(85.7)	Selling Expenses	(61.1)	(85.7)
(57.0)	(59.7)	General & Adm. Expenses	(57.0)	(59.7)
(1.5)	(0.6)	Other Operating Expenses	(1.5)	(0.6)
49.5	24.7	EBITDA	49.5	24.7
8.4%	3.9%	EBITDA Margin	8.4%	3.9%
133.3	69.9	EBITDAH (Adjusted by Hedge)	133.3	69.9
19.7%	10.2%	EBITDAH Margin	19.7%	10.2%
150.8	86.9	Net Financial Expenses	150.8	86.9
0.1	0.2	Equity Income	0.1	0.2
(56.0)	(40.4)	Goodwill Amortization	(56.0)	(40.4)
3.0	4.5	Other Non-Operat.Result/Extraordinary	3.0	4.5
22.1	(81.3)	Profit Before Income Tax	22.1	(81.3)
(9.0)	22.4	Income Tax	(9.0)	22.4
0.6	0.8	Minority Interests	0.6	0.8
13.7	(58.1)	Net Profit (Loss)	13.7	(58.1)
2.3%	-9.1%	Net Margin	2.3%	-9.1%

Exchange rate continues to hit exports	▪
The influence of the exchange rate on Cosan’s exports remained strong. Thus, with one more quarter in which the Real appreciated against the dollar, exports lost even more ground, despite the big increase in volume, falling to 59.4% of total revenue (65% of total revenue in terms of sugar-equivalent volume). Nevertheless, ethanol shipments have played an important role in regulating domestic prices and sugar supply. This instrument, although partially jeopardizing the direct result of exported ethanol, with relatively low prices and an unsatisfactory exchange rate, ends up generating higher profits from sugar sales and domestic ethanol sales.

1Q'08	1Q'09	Sales Composition (R$MM)	YTD'08	YTD'09
591.7	639.6	Net Operating Revenue	591.7	639.6
371.8	352.4	Sugar Revenue	371.8	352.4
57.3	57.9	Local	57.3	57.9
314.5	294.6	Export	314.5	294.6
168.9	241.8	Ethanol Revenue	168.9	241.8
120.1	160.0	Local	120.1	160.0
48.8	81.8	Export	48.8	81.8
51.0	45.4	Other Revenue	51.0	45.4
46.6	41.9	Local	46.6	41.9
4.3	3.5	Export	4.3	3.5

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▪
In terms of product mix, Cosan once again gave priority for the ethanol production, while the strategy for the sugar production was to build up stocks. As a result, sugar’s share of total revenue fell from 62.8% in the 1Q’08 to 55.1% in the 1Q’09. Ethanol’s share moved up from 28.6% to 37.8% in the same period, and also climbed up over the revenue from other products and services, which fell in value and also lost share, chiefly due to reduced port activities, in turn caused by the decline in sugar shipments.

1Q'08	1Q'09	Sugar Business	YTD'08	YTD'09
		Volume Sold (thousand tons)
842.1	791.7	Total Local & Export	842.1	791.7
104.3	104.2	Local	104.3	104.2
737.8	687.5	Export	737.8	687.5
		Average Unit Price (R$/ton)
442	445	Total Local & Export	442	445
550	555	Local	550	555
426	428	Export	426	428

▪
As for sugar, while domestic sales volume remained virtually flat over the 1Q’08, exports fell by 6.8% to 737,800 tonnes. As a result, total sales volume fell by 6.0% year-on-year. On the other hand, thanks to increased production and Cosan’s stockpiling strategy, sugar inventories closed the quarter at 555,700 tonnes, a hefty 81.2% up on the end of the 1Q’08. At current sales levels, these stocks are sufficient for 63 days, versus only 33 days a year ago. This has allowed the Company to capture important carrying premiums paid by the market, measured by future sugar contract spreads, which reached more than 100% p.a. on the expiry of the May/08 contract.

▪
Thanks to the increase in the market price and the appreciation of the Real, sugar prices averaged R$445/t (¢US$12.45/lb), just 0.8% up on the R$442/t (¢US$10.37/lb) recorded in the 1Q’08, albeit accompanied by a combination of factors that were highly harmful to the competitiveness of Brazilian sugar.

1Q'08	1Q'09	Ethanol Business	YTD'08	YTD'09
		Volume Sold (million liters)
245.0	338.5	Total Local & Export	245.0	338.5
174.5	223.5	Local	174.5	223.5
70.5	115.0	Export	70.5	115.0
		Average Unit Price (R$/thousand liters)
690	714	Total Local & Export	690	714
689	716	Local	689	716
692	711	Export	692	711

▪
Total ethanol sales volume recorded robust year-on-year growth of 38.2%. Exports moved up by a hefty 63.0%, which accounted for 34.0% of the period total ethanol sales, versus 28.8% in the 1Q’08, and domestic sales climbed by a respectable 28.1%, led by hydrous ethanol, which is used in flex-fuel vehicles. Despite this big increase, following the 17.1% upturn in production, stocks also moved up, closing the quarter at 349.6 million liters. As with sugar, Cosan has been pursuing a stockpiling policy, attempting to benefit from possible price gains in the off-season, which traditionally offer a premium which is much higher than the carrying cost of the inventories themselves.

Ethanol exports balance domestic supply	▪
Ethanol average prices were slightly more favorable than those of sugar, growing by 3.6% over the 1Q’08 to R$714 per thousand liters. As mentioned earlier, it is worth remembering the important role played by exports in regulating the market, with an average price slightly lower than those at home due to the built-in FOB value, leading to the shrinkage of the domestic market and helping to support higher prices comparing to the year before.

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▪
Revenue from other products and services fell by 10.9%, from R$51.0 million in the 1Q’08 to R$45.4 million, primarily due to the reduction in the volume of port services and the impact of the appreciation of the Real, given that most such services are priced in dollars. In fact, like Cosan itself, the entire sugar sector delayed their foreign shipments until the second half, leaving the port relatively idle. However, it is worth emphasizing that since port service contracts are of the take-or-pay type, even if this shipment volume is not recovered, port operations will still be remunerated. The main item in this revenue group, however, is still the sale of diesel to Cosan’s own third-party agricultural service providers, which generated net revenue of R$13.4 million in the 1Q’09. However, this operation generates no margins as the entire amount is also booked under cost of other products and services.

Unit sugarcane costs jeopardized by low sucrose content	▪
The cost of goods sold and services rendered increased by 14.2% year-on-year to R$626.0 million, mainly due to the lower sucrose content (TSR) of the cane processed in the period. The sugar and ethanol production cost edged up by 0.5%, from R$55.1 per tonne of processed cane, in the 1Q’08, to R$55.4 in the 1Q’09. However, since sugar content fell by 5.7% to 130.8 kg per tonne of cane, the cost per TSR produced increased by 6.6% to R$423.3 per ton of TSR. And since sales volume also rose by 8.5% in sugar-equivalent terms, the combined effect of low yield and high volume pushed up the cost of goods sold and services rendered.

▪
In terms of production, the agricultural phase was still responsible for adding most value, contributing R$44.4 per ton of cane, versus R$44.85 in the 1Q’08, and accounting for 80.2% of sugar-equivalent production costs. Industrial costs came to R$10.98 per ton of cane, or 19.8% of total production costs. The cost of the cane delivered at the mill (R$44,4/ton of cane) includes 43% of the cane acquired from third parties for R$38.6 per ton of cane and 57% of the cane planted by Cosan for R$48.7 per ton of cane.

▪
Mechanization was responsible for 50% of harvested area in the 1Q’09, at a cost of R$18.7/t, with an average yield of 553 tonnes per day per machine, while the remaining 50% was harvested by hand through burning at a cost of R$21.6/t, both figures including depreciation. It is worth remembering that mechanically harvested area and yield per harvester are both moving up within a normal learning curve. This combined effect should generate a big reduction in cutting, loading and transportation costs.

▪
Another important factor in agricultural production, that of crop treatment, remained stable at R$1,080.0/ha. Although punishing input price inflation has exerted upward pressure on costs, this has been offset by economies generated by the resizing of activities and the reformulation of applications.

1Q'08	1Q'09	COGS per Product	YTD'08	YTD'09
(548.0)	(626.0)	Cost of Good Sold (R$MM)	(548.0)	(626.0)
(352.9)	(340.5)	Sugar	(352.9)	(340.5)
(164.0)	(242.7)	Ethanol	(164.0)	(242.7)
(31.2)	(42.8)	Other Products/Services	(31.2)	(42.8)
		Average Unit Cost (R$)
419	430	Unit COGS of Sugar (R$/ton)	419	430
669	717	Unit COGS of Ethanol (R$/thousand liters)	669	717
n.a.	n.a.	Unit COGS of Other Products/Services	n.a.	n.a.

▪
In terms of unit costs per product sold, sugar costs increased by 2.6% year-on-year and those of ethanol by 7.1%, the difference reflecting the production mix between plants (those with slightly higher production costs turning out more ethanol and those with lower costs producing more sugar). However, this type of distortion is corrected over the course of the harvest.

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Selling expenses record a year-on-year upturn due to ethanol exports	▪	Selling expenses totaled R$85.7 million, 40.3% up year-on-year. In unit sugar-equivalent terms, this corresponds to R$63/t, 29.3% more than the R$49/t recorded in the 1Q’08.

1Q'08	1Q'09	Selling Expenses	YTD'08	YTD'09
(61.1)	(85.7)	Expenses (R$MM)	(61.1)	(85.7)
1,246.2	1,352.2	Volume (10³ tons of sugar-equivalent)	1,246.2	1,352.2
49	63	Unitary Expense (R$/ton)	49	63

▪
Part of this upturn was due to sugar freight costs. As we mentioned in our 2Q’08 Release, part of the 1Q’08 expenses were retained in current assets as expenses from subsequent periods, only being discharged in the result in the 2Q’08. Real sugar freight costs came to R$49.6/t in the 1Q’09, versus an adjusted R$50.8/t in the 1Q’08. Another important factor in the increase in selling expenses was the upturn in ethanol freight costs caused by record exports, which pushed up tanker-truck transport, and the introduction of the mandatory biodiesel mix with production in the North and Northeast of Brazil.

▪
G&A expenses totaled R$59.7 million in the 1Q’09, representing 9.3% of net revenue, 4.8% up on the R$57.0 million recorded in the 1Q’08. In unit sugar-equivalent terms, however, these expenses dropped by 3.4%, from R$46/t to R$44/t, thanks to higher production volume.

1Q'08	1Q'09	General & Administrative Expenses	YTD'08	YTD'09
(57.0)	(59.7)	Expenses (R$MM)	(57.0)	(59.7)
1,246.2	1,352.2	Volume (10³ tons of sugar-equivalent)	1,246.2	1,352.2
46	44	Unitary Expense (R$/ton)	46	44

▪
G&A expenses were leveraged by three main factors: (i) the 23.5% growth in own labor costs to R$27.9 million, reflecting union agreements and the higher average wage due to a more qualified workforce (ii) non-recurring expenses of R$2.0 million in legal fees for the provision of services related to fiscal disputes and other contingencies; (iii) increased depreciation, reflecting the beginning of depreciation of amounts related to the acquisition of licenses and the installation of the SAP ERP. On the other hand, there was a big reduction in expenses from third-party services in general, which fell by R$4.1 million year-on-year, reflecting Cosan’s cost-reduction drive, which we have mentioned previously.

▪
Other operating expenses amounted to R$0.6 million, including non-cash expenses of R$10.6 million from the constitution of provisions for fiscal contingencies (mainly ICMS tax), operating revenue of R$4.4 million related to gains from the roll-over of physical sugar contracts with trading companies, and R$3.9 million in gains from port operations due to storage and demurrage/dispatch premiums, as well as R$1.8 million from rent and leasing.

Exchange variation influences the ‘Q’09 financial result	▪
The Company posted another positive net financial result, chiefly thanks to the appreciation of the Real against the dollar. Although the exchange variation corroded average export prices, the restatement of dollar-denominated debt generated exchange revenue of R$101.5 million, versus R$128.5 million in the 1Q’08.

1Q'08	1Q'09	Financial Expenses, Net (R$MM)	YTD'08	YTD'09
(55.5)	(37.9)	Interest on Financial Debt	(55.5)	(37.9)
23.3	19.9	Financial Investments Income	23.3	19.9
(32.3)	(17.9)	Sub-total: Interest on Net Financial Debt	(32.3)	(17.9)
(23.7)	(41.5)	Other interest and monetary variation	(23.7)	(41.5)
128.5	101.5	Exchange Variation	128.5	101.5
83.8	45.2	Gains (losses) with Derivatives	83.8	45.2
(5.5)	(0.4)	CPMF Taxes, Banking Fees and Other	(5.5)	(0.4)
150.8	86.9	Net Financial Expenses	150.8	86.9

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▪
Derivative transactions, especially exchange-related, also made a major contribution to financial revenue, albeit less so than in the 1Q’08. All in all, transactions involving commodity derivatives recorded gains of R$7.9 million, versus R$44.0 million in the 1Q’08, while exchange derivatives generated gains of R$37.4 million, versus R$39.8 million in the 1Q’08.

▪
At the close of the 1Q’09, Cosan had 2,072,500 tonnes of VHP sugar tied to the NY11, hedged at an average price of ¢US$13.42/lb, with an estimated negative  market value of R$109.6 million, and 26,500 tonnes of refined sugar, tied to the London5, hedged at an average price of US$367.63/t. It also had US$513.8 million hedged at an average exchange rate of R$1.8304/US$ with an estimated market value of R$102.4 million.

▪
The increase in expenses from other interest and monetary variations was caused by the upturn in the balance of provisions for contingencies most of which are restated by the CDI, which remained flat, and the onerous monetary variation related to the PESA debt, restated by the IGP-M inflationary index, which recorded 5.45% in the 1Q’09, versus just 0.58% in the 1Q’08.

▪
The 27.8% reduction in expenses from goodwill amortizations to R$40.4 million in the 1Q’09 reflected the conclusion of the amortization payments related to the acquisition of Barra five years ago and the beginning of the amortization process for the recently-acquired Benálcool.

▪
The positive income and social contribution tax result reflected the constitution of deferred taxes from the period fiscal loss and the negative social contribution base and were levied at a nominal rate of 34% and adjusted for tax-deductible revenue and expenses. At the close of the 1Q’09, Cosan recorded R$386.7 million in deferred income and social contribution taxes, realizable in the long term, R$260.4 million of which in temporary differences, especially provisions for contingencies, and R$126.3 million relative to tax-loss carryforwards and negative social contribution bases which can be offset by future taxable income (cash basis).

Income and Social Contribution Taxes Calculation	YTD'08	YTD'09
Income (loss) before taxes	22.1	(81.3)
Adjustments to effective taxation
Equity Income	(0.1)	(0.2)
Non-deductible goodwill amortization	2.5	4.2
Non-deductible donations and contributions	2.5	3.1
Other	(0.4)	8.3
Effective tax base	26.6	(65.9)
Nominal Rate	34%	34%
Income taxes	(9.0)	22.4
Current taxes	(20.0)	(13.7)
Deferred Taxes	10.9	36.1
Effective rate	41.0%	27.6%

▪	After taxes and adjusted for minority interests in Usina da Barra and Cosan Portuária, the Company recorded a 1Q’09 net loss of R$58.1 million, versus net income of R$13.7 million in the 1Q’08.

C. Financial Situation

▪
The Company closed the 1Q’09 with gross debt of R$1,537.7 million, well below the R$2,234.9 million recorded at the end of the 1Q’08, due to the impact of the exchange variation and the prepayment of US$164.2 million of the Senior Notes maturing in 2009, commented on in the 2Q’08 Release. Taking cash and cash equivalents and financial assets into consideration, net debt stood at R$903.8 million, versus R$1,418.5 million at the close of the 1Q’08.

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Debt per Type (R$MM)	1Q'08%		1Q'09%		Var.
Senior Notes 2009	385.1	17.2	57.5	3.7	(327.6)
Senior Notes 2017	777.9	34.8	626.6	40.8	(151.3)
Perpetual Notes	861.9	38.6	718.8	46.7	(143.1)
FX Advances	-	-	-	-	-
Finame (BNDES)	13.4	0.6	6.2	0.4	(7.2)
Working Capital	36.7	1.6	29.5	1.9	(7.2)
IFC	118.7	5.3	85.0	5.5	(33.6)
Pre-Export Contracts	40.0	1.8	14.0	0.9	(26.0)
Promissory Notes	1.3	0.1	-	-	(1.3)
Gross Debt	2,234.9	100.0	1,537.7	100.0	(697.2)
Cash & Marketable Securities	816.4	36.5	633.9	41.2	(182.5)
Net Debt	1,418.5	63.5	903.8	58.8	(514.7)

▪	Short-term debt remained at exceptionally low levels, accounting for only 4.1% of the total. In currency terms, the dollar-denominated portion of the debt remained at 97.7%.

Debt Profile (R$MM)	1Q'08%		1Q'09%		Var.
Total Debt	2,234.9	100.0	1,537.7	100.0	(697.2)
Short-Term	126.3	5.7	62.9	4.1	(63.5)
Long-Term	2,108.6	94.3	1,474.9	95.9	(633.7)
Real - R$	51.3	2.3	35.7	2.3	(15.6)
Dollar - US$	2,183.6	97.7	1,502.0	97.7	(681.5)

D. Investments

▪
Cosan’s 1Q’09 capex totaled R$265.6 million, 52.3% up year-on-year. This figure includes R$12.2 million in non-operating investments, comprising: (i) R$3.7 million in the capitalization of Uniduto; (ii) R$1.9 million in goodwill from the acquisition of shares in Aliança, a project company in the Araçatuba region which already possesses an environmental license and which represents the second phase of the expansion of the Gasa unit to a crushing capacity of up to 3.8 million tonnes; (iii) R$11.5 million in pre-operating expenses related to the greenfield bioenergy project and in expenses from the integration of Esso, and; (iv) a negative adjustment of R$4.9 million in the goodwill from the acquisition of Santa Luiza due to reclassifications in the latter company’s accounts.

1Q'08	1Q'09	Capex (R$MM)	YTD'08	YTD'09
3.9	0.7	New Investments, including Goodwill	3.9	0.7
0.1	11.5	Deferred Charges & Other	0.1	11.5
56.1	54.9	Sugar Cane Planting Costs	56.1	54.9
27.5	41.6	Co-generation Projects	27.5	41.6
3.6	-	Inter-harvest Maintenance Costs	3.6	-
83.1	156.9	Investments in P,P&E	83.1	156.9
174.4	265.6	Capex	174.4	265.6
170.3	253.3	Operating Capex	170.3	253.3

Work speeds up on greenfield unit in Jataí	▪
Operating capex came to R$253.3 million, 50.1% up on the R$170.3 million invested in the 1Q’08. Growth was chiefly leveraged by the termination of investments related to the expansion of the Gasa unit (R$39.4 million), disbursements related to the Jataí greenfield project (R$68.3 million) and the conclusion of the cogeneration projects in the Costa Pinto and Rafard units and the beginning of expenditures on the Bonfim unit.

▪
Other major operating investments included: (i) R$8.4 million in the construction of additional ethanol tankage capacity in the Ipaussu, Bonfim, Barra and Gasa units; (ii) R$6.6 million in the construction of pipelines to carry vignasse to the plantations for environmental reasons and to reduce dependence on fertilizers,

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and; (iii) R$15.3 million in mechanization, including new harvesters, tractors, implements and trucks for agricultural operations in the various units.

▪
Investments in sugarcane planting (except in Jataí, included in the greenfield expenses mentioned above) remained flat over the 1Q’08. As of the 2Q’09, however, Cosan will be reducing planted area and, consequently, planting capex.

E. Material Facts

▪
On August 14, the subsidiary Barra Bioenergia S.A., signed an agreement with CPFL Comercialização Brasil S.A. (“CPFL”) to sell the latter between 2,900 GWh and 3,600 GWh of electric power over 15 years, totaling around R$ 500 million, adjusted annually by the variation in the IGP-M inflationary index. The energy will be supplied by a cogeneration facility to be built in association with the Gasa unit. The agreement also envisages the supply of any surplus electricity from the same plant, including from the increased use of biomass, i.e. the use of sugarcane leaves and straw in addition to bagasse.

▪
Given the advanced conclusion of the cogeneration projects in the Costa Pinto and Rafard plants, scheduled for start-up in 2009, Cosan S.A. Bioenergia will also supply CPFL with 100 GWh over 6 months beginning in September/08. In addition, January/09 will see the first revenue from the energy sold at the 2005 auction, representing a monthly cash intake of around R$4.0 million.

▪
The subsidiaries Barra Bioenergia S.A. and Cosan Centroeste S.A. Sugar e Álcool emerged victorious from the 1st Reserve Energy Auction on August 14. The Barra, Bonfim and Jataí units will build biomass cogeneration plants to produce 9,504.6 GWh over 15 years as of 2010, with a present value of around R$1.5 billion adjusted by the IPCA consumer price index.

▪
On August 28, Cosan S.A. constituted the subsidiary Radar Propriedades Agrícolas S.A. (“RADAR”), whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. Over the last decade COSAN has developed a technical center specialized in evaluating the agricultural potential of rural properties. RADAR’s management will be entirely independent with its own team of dedicated professionals. Cosan will retain around 18.9% of RADAR’s capital and the remaining 81.1% will be divided among other investors. COSAN initially invested US$35 million and the other investors US$150 million, and a second investment is expected within the next two years. According to the shareholders’ agreement, executed on the same date, Cosan will retain the majority of votes on RADAR’s Board of Directors, thereby retaining control of the company. In addition, COSAN has a 10-year option to subscribe 20% of RADAR’s capital stock for the same amount as the initial capitalization.

▪
On September 11, 2009, Cosan, through its bioenergy subsidiaries, also entered into other contracts for the supply of biomass electricity through bilateral agreements with Rede Comercializadora de Energia S/A, in accordance with which, the Univalem and Diamante plants will also provide approximately 3,000 GWh at a current amount of close to R$489 million, adjusted annually by the variation in the IGP-M inflationary index.

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F. Guidance for the FY’09

·  This guidance was prepared without considering the effects of Esso’s possible consolidation.

·   Also excluded is the anticipation of the end of Cosan’s fiscal year to March 31 approved on General and Extraordinary Shareholders’ Meeting held on August 29, resulting in an FY’09 of only 11  months.
▪
This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, at the company’s current state of development, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

				Changes
				from
				previous
Guidance	2007FY	2008FY	2009FY	guidance
FX Rate - EoP (R$:US$)	2.0339	1.6872	=	-
Crushed Cane Volume (thousand tons)	36,157	40,315	▲	-
Sugar Volume Sold (thousand tons)	3,241	3,147	▲	-
Ethanol Volume Sold (million liters)	1,322	1,568	▲	-
Avg. Sugar Price (R$/ton)	683	454	▲	-
Avg. Ethanol Price (R$/thousand liter)	897	714	▲	-
Revenues (R$MM)	3,605	2,736	▲▲	-
COGS (R$MM)	2,481	2,387	▲▲	-
EBITDA (R$MM)	928	173	▲▲▲	-
EBITDAH (R$MM)	854	398	▲	-
Net Profit/Loss (R$MM)	357	(48)	▼▼▼	-
Operating Capex (R$MM)	684	1,051	▲▲	-

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G. Financial Statements of Cosan S.A. – BR GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In million of reais)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Gross Operating Revenue	2,702.4	3,902.9	2,978.6	1,084.3	1,048.5	755.4	636.4	678.3	747.5	916.4	692.7
(-) Sales Taxes and Deductions	(224.5)	(297.8)	(242.5)	(76.2)	(77.7)	(73.3)	(44.7)	(50.8)	(73.5)	(73.4)	(53.1)
(=) Net Operating Revenue	2,477.9	3,605.1	2,736.2	1,008.1	970.8	682.1	591.7	627.5	674.0	843.0	639.6
(-) Cost of Goods Sold and Services Rendered	(1,721.3)	(2,481.1)	(2,387.1)	(713.1)	(680.2)	(511.8)	(548.0)	(551.1)	(594.4)	(693.6)	(626.0)
(=) Gross Profit	756.6	1,123.9	349.0	294.9	290.6	170.3	43.7	76.4	79.6	149.4	13.6
Margin	30.5%	31.2%	12.8%	29.3%	29.9%	25.0%	7.4%	12.2%	11.8%	17.7%	2.1%
(-) Operating Income (Expenses):	(819.1)	(558.6)	(428.0)	(109.7)	(196.7)	98.9	(24.6)	(51.8)	(186.1)	(165.5)	(99.4)
(-) Selling	(217.1)	(282.0)	(301.3)	(75.6)	(71.2)	(75.2)	(61.1)	(91.9)	(73.4)	(74.9)	(85.7)
(-) General and Administrative	(150.0)	(246.2)	(210.2)	(49.4)	(52.8)	(97.7)	(57.0)	(45.5)	(49.9)	(57.7)	(59.7)
(-) Financial Income (Expenses), Net	(245.2)	158.0	284.3	27.7	(17.6)	333.6	150.8	144.3	(11.9)	1.0	86.9
(±) Earnings (Losses) on Equity Investments	0.6	(0.1)	6.6	0.1	0.1	(0.5)	0.1	0.0	0.1	6.4	0.2
(-) Goodwill Amortization	(142.8)	(223.7)	(201.4)	(55.6)	(55.9)	(55.9)	(56.0)	(56.6)	(48.2)	(40.6)	(40.4)
(±) Other Operating Income (Expenses), Net	(11.8)	35.3	(6.0)	43.1	0.7	(5.4)	(1.5)	(2.0)	(2.7)	0.3	(0.6)
(-) Expenses with Placement of Shares	(52.8)	-	-	-	-	-	-	-	-	-	-
(=) Operating Income (Loss)	(62.5)	565.3	(79.0)	185.3	93.9	269.1	19.1	24.6	(106.6)	(16.1)	(85.8)
Margin	-2.5%	15.7%	-2.9%	18.4%	9.7%	39.5%	3.2%	3.9%	-15.8%	-1.9%	-13.4%
(±) Non-operating Result, Net	(1.0)	2.0	10.0	0.3	0.1	0.4	3.0	2.3	1.1	3.7	4.5
(=) Income (Loss) before Taxes	(63.5)	567.3	(69.0)	185.6	94.0	269.5	22.1	26.9	(105.5)	(12.4)	(81.3)
(±) Income and Social Contribution Taxes	5.8	(203.9)	18.7	(60.1)	(30.0)	(102.5)	(9.0)	(12.3)	33.5	6.6	22.4
(±) Minority Interest	(6.9)	(6.2)	2.5	(1.8)	(0.6)	(2.3)	0.6	0.7	0.6	0.5	0.8
(=) Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	123.8	63.4	164.7	13.7	15.2	(71.4)	(5.3)	(58.1)
Margin	-2.6%	9.9%	-1.7%	12.3%	6.5%	24.2%	2.3%	2.4%	-10.6%	-0.6%	-9.1%
• EBITDA	517.7	928.0	172.9	272.6	197.9	128.4	49.5	75.9	1.3	46.2	24.7
Margin	20.9%	25.7%	6.3%	27.0%	20.4%	18.8%	8.4%	12.1%	0.2%	5.5%	3.9%
• EBITDAH (Ebitda adjusted by Hedge)	308.6	853.7	397.8	280.9	233.2	136.4	133.3	142.7	94.4	27.3	69.9
Margin	13.6%	24.2%	13.4%	27.6%	23.2%	19.8%	19.7%	20.6%	12.3%	3.3%	10.2%
• Depreciation & Amortization	139.9	297.0	341.3	59.5	30.6	136.5	125.4	139.0	47.8	29.1	157.2
Balance Sheet	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In million of reais)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Cash and Cash Equivalents	61.0	643.8	65.8	56.7	976.8	643.8	579.0	135.1	115.7	65.8	90.4
Marketable Securities	770.5	573.3	944.2	345.7	303.7	573.3	237.4	6.5	1,332.5	944.2	543.5
Derivative Financial Instruments	288.6	37.6	86.5	15.2	8.5	37.6	94.0	3.6	67.3	86.5	88.4
Trade Accounts Receivable	212.6	112.3	215.2	277.4	212.1	112.3	140.4	107.3	105.4	215.2	115.5
Inventories	390.8	503.4	570.5	1,221.2	857.9	503.4	790.2	1,194.8	1,019.7	570.5	905.6
Advances to Suppliers	132.7	211.4	226.1	174.2	184.0	211.4	308.6	304.5	243.1	226.1	252.3
Related Parties	0.0	-	16.3	-	0.1	-	-	-	-	16.3	1.1
Deferred Income and Social Contribution Taxes	41.4	38.1	-	56.9	144.9	38.1	26.9	24.2	26.0	-	-
Other Assets	115.7	104.9	158.8	124.7	121.7	104.9	94.2	75.1	79.7	158.8	143.2
Current Assets	2,013.4	2,224.7	2,283.6	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4	2,283.6	2,140.0
Accounts Receivable from Federal Government	-	318.4	342.2	-	-	318.4	318.4	331.4	339.2	342.2	342.2
CTN's-Restricted Brazilian Treasury Bills	104.9	123.3	151.7	114.0	119.2	123.3	127.8	135.9	144.9	151.7	164.8
Deferred Income and Social Contribution Taxes	361.8	242.5	357.0	299.3	214.0	242.5	261.6	277.1	297.9	357.0	386.7
Other Assets	99.5	112.4	201.7	93.7	113.0	112.4	108.1	105.8	151.8	201.7	212.3
Investments	13.4	93.2	120.3	13.6	13.7	93.2	13.8	13.9	14.0	120.3	124.2
Property, Plant and Equipment	1,656.4	2,013.1	2,771.4	1,600.3	1,732.1	2,013.1	2,076.7	2,070.3	2,293.3	2,771.4	2,864.7
Goodwill	1,353.0	1,133.2	1,160.7	1,245.0	1,189.1	1,133.2	1,146.6	1,090.2	1,042.4	1,160.7	1,115.6
Deferred Charges	2.3	2.6	4.9	2.3	2.2	2.6	3.2	3.6	3.7	4.9	18.0
Permanent Assets	3,591.3	4,038.6	5,109.9	3,368.2	3,383.2	4,038.6	4,056.2	4,028.1	4,287.1	5,109.9	5,228.5
(=) Total Assets	5,604.8	6,263.4	7,393.5	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5
Loans and Financings	68.8	89.0	83.3	73.4	75.9	89.0	116.5	105.1	74.9	83.3	66.4
Derivatives Financial Instruments	65.4	35.5	41.9	20.5	2.5	35.5	48.0	31.2	20.5	41.9	13.1
Trade Accounts Payable	201.7	113.8	191.0	348.0	197.2	113.8	315.2	373.3	196.3	191.0	331.6
Salaries Payable	49.7	63.3	80.7	92.0	37.5	63.3	91.7	113.4	51.7	80.7	119.0
Taxes and Social Contributions Payable	111.1	126.2	116.1	107.3	114.8	126.2	131.5	101.0	93.3	116.1	115.0
Advances from Customers	79.2	49.4	26.3	98.4	83.2	49.4	41.0	28.7	30.0	26.3	25.5
Promissory Notes	55.8	1.3	-	37.8	3.7	1.3	1.3	-	-	-	-
Related Parties	0.1	0.7	-	0.7	-	0.7	-	-	-	-	-
Deferred Income and Social Contribution Taxes	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Other Liabilities	32.8	107.2	32.9	64.9	27.2	107.2	87.3	12.3	8.3	32.9	17.5
Current Liabilities	670.0	591.7	577.7	848.4	547.5	591.7	838.1	770.5	480.5	577.7	693.4
Loans and Financing	2,002.7	2,770.4	2,136.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8	2,196.8	2,136.2	2,047.9
Taxes and Social Contributions Payable	446.9	338.5	359.3	355.8	346.2	338.5	336.5	345.0	340.1	359.3	351.5
Promissory Notes	12.7	-	-	-	-	-	-	-	-	-	-
Provision for Contingencies	907.4	728.0	832.4	705.4	717.4	728.0	741.0	757.5	775.3	832.4	849.8
Advances from Customers	86.9	49.5	-	87.1	42.5	49.5	15.6	14.5	-	-	-
Deferred Taxes on Revaluation Reserves	40.8	33.4	27.6	37.2	35.4	33.4	30.9	28.3	27.4	27.6	24.5
Other Liabilities	67.9	100.6	116.8	63.8	62.4	100.6	109.6	105.9	107.0	116.8	116.8
Noncurrent Liabilities	3,565.4	4,020.4	3,472.3	3,289.9	4,072.5	4,020.4	3,824.7	3,429.9	3,446.7	3,472.3	3,390.5
Minority Shareholders' Interest	14.0	20.2	17.7	17.4	17.9	20.2	19.6	18.9	18.2	17.7	17.0
Capital	1,185.8	1,192.7	2,935.3	1,185.8	1,192.7	1,192.7	1,192.7	1,192.7	2,935.3	2,935.3	2,935.3
Profits Reserve	-	227.3	180.2	-	-	227.3	227.3	227.3	227.3	180.2	180.2
Legal Reserve	-	16.0	16.0	-	-	16.0	16.0	16.0	16.0	16.0	16.0
Revaluation Reserves	195.9	195.0	194.4	195.4	195.2	195.0	194.7	194.5	194.4	194.4	194.2
Accumulated losses	(26.2)	-	-	103.4	167.0	-	13.9	29.4	(41.9)	-	(57.9)
Shareholders' Equity	1,355.4	1,631.0	3,325.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1	3,325.8	3,267.7
(=) Total Liabilities & Shareholders' Equity	5,604.8	6,263.4	7,393.5	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5

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September 2008	Cosan | Renewable Energy for a Better World

Cash Flow Statement	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In millions of reais)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	123.8	63.4	164.7	13.7	15.2	(71.4)	(5.3)	(58.1)
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	(0.6)	0.1	(6.6)	(0.1)	(0.1)	0.5	(0.1)	(0.0)	(0.1)	(6.4)	(0.2)
Depreciation & Amortization	139.9	297.0	341.3	59.5	30.6	136.5	125.4	139.0	47.8	29.1	157.2
Residual Value of Permanent Assets Disposals	6.7	8.4	11.0	1.6	1.0	3.8	2.6	4.2	0.1	4.1	2.8
Goodwill Amortization	142.8	223.7	201.4	55.6	55.9	55.9	56.0	56.6	48.2	40.6	40.4
Accrued Financial Expenses	48.7	(190.6)	(116.0)	(1.8)	65.0	(344.9)	(103.0)	(63.2)	87.5	(37.2)	(26.2)
Other Non-cash Items	(25.6)	119.7	(52.7)	3.1	(7.3)	117.0	(9.9)	(17.0)	(17.6)	(8.2)	(24.5)
(=) Adjusted Net Profit (Loss)	247.4	815.5	330.7	241.7	208.4	133.5	84.5	134.8	94.5	16.8	91.4
(±) Decrease (Increase) in Assets	(366.5)	165.0	(352.8)	(263.8)	356.6	342.1	(441.8)	(272.1)	31.9	329.2	(251.0)
(±) Increase (Decrease) in Liabilities	51.7	(313.0)	2.9	(232.7)	(264.3)	(20.6)	217.1	(34.6)	(184.5)	4.9	113.8
(=) Cash Flow from Operating Activities	(67.4)	667.5	(19.2)	(254.8)	300.7	455.1	(140.2)	(171.8)	(58.1)	350.9	(45.8)
Marketable Securities	(766.6)	197.2	(361.8)	287.9	42.0	(269.6)	338.7	230.9	(1,326.0)	394.6	400.8
Goodwill Paid in Equity Investment Acquisitions	(536.1)	(3.7)	-	-	-	-	(1.8)	(0.3)	(0.4)	2.5	3.0
Acquisition of Investments	-	(80.0)	(169.6)	-	(0.0)	(80.0)	(2.1)	-	(0.0)	(167.5)	(3.8)
Acquisition of Property, Plant and Equipment	(208.9)	(683.5)	(1,050.5)	(122.7)	(111.2)	(365.1)	(170.3)	(136.8)	(270.8)	(472.6)	(253.3)
Additions to Deferred Charges and Other	0.2	(0.6)	(2.6)	(0.0)	(0.0)	(0.4)	(0.1)	(0.4)	(0.2)	(1.8)	(11.5)
(=) Cash Flow from Investment Activities	(1,511.4)	(570.7)	(1,584.5)	165.2	(69.3)	(715.1)	164.3	93.4	(1,597.4)	(244.8)	135.2
Additions of Debt	1,878.8	854.7	198.3	46.3	852.1	(47.0)	1.9	8.8	213.0	(25.5)	3.0
Payments of Principal and Interest on Debt	(1,159.9)	(375.6)	(839.4)	(76.2)	(170.3)	(25.9)	(97.7)	(370.0)	(319.6)	(52.2)	(67.8)
Capital Increase	885.8	6.9	1,742.6	-	6.9	-	-	-	1,742.6	-	-
Dividends	-	-	(75.8)	-	-	-	-	-	-	(75.8)	-
Other	-	-	-	-	-	-	6.8	(4.4)	-	(2.4)	-
(=) Cash Flows from Financing Activities	1,604.6	486.0	1,025.7	(29.9)	688.7	(72.9)	(88.9)	(365.5)	1,636.0	(155.9)	(64.8)
(=) Total Cash Flow	25.8	582.8	(578.0)	(119.5)	920.1	(333.0)	(64.8)	(443.9)	(19.4)	(49.8)	24.6
(+) Cash & Equivalents, Beginning	35.2	61.0	643.8	176.2	56.7	976.8	643.8	579.0	135.1	115.7	65.8
(=) Cash & Equivalents, Closing	61.0	643.8	65.8	56.7	976.8	643.8	579.0	135.1	115.7	65.8	90.4
Credit Statistics (LTM)	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In million of reais)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Net Operating Revenues	2,477.9	3,605.1	2,736.2	3,356.2	3,670.4	3,605.1	3,252.7	2,872.1	2,575.2	2,736.2	2,784.1
• Gross Profit	756.6	1,123.9	349.0	1,112.1	1,193.9	1,123.9	799.5	580.9	369.9	349.0	318.9
• EBITDA	517.7	928.0	172.9	903.0	968.1	928.0	648.5	451.8	255.1	172.9	148.1
• EBIT	377.8	631.1	(168.4)	726.0	782.6	631.1	296.4	20.3	(193.6)	(168.4)	(225.1)
• Net Financial Expenses	245.2	(158.0)	(284.3)	331.0	261.0	(158.0)	(494.5)	(611.1)	(616.9)	(284.3)	(220.4)
• Net Profit	(64.6)	357.3	(47.8)	87.1	191.7	357.3	365.6	257.0	122.2	(47.8)	(119.6)
Liquid Funds	831.5	1,217.1	1,010.1	402.4	1,280.5	1,217.1	816.4	141.6	1,448.2	1,010.1	633.9
• Cash and Cash Equivalents	61.0	643.8	65.8	56.7	976.8	643.8	579.0	135.1	115.7	65.8	90.4
• Marketable Securities	770.5	573.3	944.2	345.7	303.7	573.3	237.4	6.5	1,332.5	944.2	543.5
Short-Term Debt	171.3	109.0	80.5	126.4	116.4	109.0	126.3	99.6	80.2	80.5	62.9
• Loans and Financings	42.9	71.1	65.7	48.0	65.8	71.1	100.7	82.6	65.1	65.7	48.8
• Pre-Export Contracts	72.6	36.7	14.8	40.6	46.8	36.7	24.4	17.0	15.1	14.8	14.0
• Promissory Notes	55.8	1.3	-	37.8	3.7	1.3	1.3	-	-	-	-
Long-Term Debt	1,630.0	2,324.8	1,592.4	1,643.6	2,419.3	2,324.8	2,108.6	1,678.5	1,663.6	1,592.4	1,474.9
• Loans and Financings	1,530.3	2,275.3	1,592.4	1,556.4	2,376.8	2,275.3	2,092.9	1,663.9	1,663.6	1,592.4	1,474.9
• Pre-Export Contracts	86.9	49.5	-	87.1	42.5	49.5	15.6	14.5	-	-	-
• Promissory Notes	12.7	-	-	-	-	-	-	-	-	-	-
Total Debt	1,801.3	2,433.8	1,672.9	1,770.0	2,535.7	2,433.8	2,234.9	1,778.0	1,743.8	1,672.9	1,537.7
Net Debt	969.8	1,216.7	662.9	1,367.6	1,255.2	1,216.7	1,418.5	1,636.4	295.6	662.9	903.8
Current Assets	2,013.4	2,224.7	2,283.6	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4	2,283.6	2,140.0
Current Liabilities	670.0	591.7	577.7	848.4	547.5	591.7	838.1	770.5	480.5	577.7	693.4
Shareholders' Equity	1,355.4	1,631.0	3,325.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1	3,325.8	3,267.7
Capex - Property, Plant and Equipment	744.8	767.9	1,222.7	883.0	906.7	767.9	854.0	868.7	1,028.8	1,222.7	1,313.8
• Capex - Operational	208.9	683.5	1,050.5	342.8	427.4	683.5	769.5	783.5	943.0	1,050.5	1,133.5
EBITDA Margin	20.9%	25.7%	6.3%	26.9%	26.4%	25.7%	19.9%	15.7%	9.9%	6.3%	5.3%
• Gross Profit Margin	30.5%	31.2%	12.8%	33.1%	32.5%	31.2%	24.6%	20.2%	14.4%	12.8%	11.5%
• EBIT Margin	15.2%	17.5%	-6.2%	21.6%	21.3%	17.5%	9.1%	0.7%	-7.5%	-6.2%	-8.1%
• Net Profit Margin	-2.6%	9.9%	-1.7%	2.6%	5.2%	9.9%	11.2%	8.9%	4.7%	-1.7%	-4.3%
Net Debt ÷ Shareholders' Equity
• Net Debt %	41.7%	42.7%	16.6%	48.0%	44.7%	42.7%	46.3%	49.6%	8.2%	16.6%	21.7%
• Shareholders' Equity %	58.3%	57.3%	83.4%	52.0%	55.3%	57.3%	53.7%	50.4%	91.8%	83.4%	78.3%
Long-Term Payable Debt to Equity Ratio	1.2x	1.4x	0.5x	1.1x	1.6x	1.4x	1.3x	1.0x	0.5x	0.5x	0.5x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	3.0x	3.8x	4.0x	2.7x	5.1x	3.8x	2.7x	2.4x	6.2x	4.0x	3.1x
Net Debt ÷ EBITDA	1.9x	1.3x	3.8x	1.5x	1.3x	1.3x	2.2x	3.6x	1.2x	3.8x	6.1x
• Short-Term Net Debt ÷ EBITDA	0.3x	0.1x	0.5x	0.1x	0.1x	0.1x	0.2x	0.2x	0.3x	0.5x	0.4x
Net Debt ÷ (EBITDA - Capex)	-4.3x	7.6x	-0.6x	68.6x	20.4x	7.6x	-6.9x	-3.9x	-0.4x	-0.6x	-0.8x
• Net Debt ÷ (EBITDA - Operational Capex)	3.1x	5.0x	-0.8x	2.4x	2.3x	5.0x	-11.7x	-4.9x	-0.4x	-0.8x	-0.9x
Interest Cover (EBITDA ÷ Net Financial Exp.)	2.1x	-5.9x	-0.6x	2.7x	3.7x	-5.9x	-1.3x	-0.7x	-0.4x	-0.6x	-0.7x
• Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	1.3x	-1.5x	3.1x	1.7x	2.1x	-1.5x	0.2x	0.5x	1.1x	3.1x	4.5x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	25.3%	-13.0%	-42.9%	24.2%	20.8%	-13.0%	-34.9%	-37.3%	-208.7%	-42.9%	-24.4%

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September 2008	Cosan | Renewable Energy for a Better World

H. Financial Statements of Cosan Ltd – US GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'0
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Net sales	1,096.6	1,679.1	1,491.2	462.7	463.2	328.1	301.3	328.0	376.7	485.3	394.0
(-) Cost of goods sold	(796.3)	(1,191.3)	(1,345.6)	(330.5)	(338.7)	(258.7)	(288.2)	(295.5)	(343.5)	(418.4)	(398.9)
(=) Gross profit	300.3	487.8	145.6	132.2	124.4	69.4	13.1	32.5	33.2	66.9	(4.9)
(-) Selling expenses	(97.8)	(133.8)	(168.6)	(35.3)	(35.5)	(35.2)	(32.0)	(50.2)	(41.6)	(44.9)	(53.0)
(-) General and administrative expenses	(72.0)	(121.1)	(115.1)	(24.1)	(26.5)	(48.6)	(30.1)	(24.4)	(30.2)	(30.5)	(36.3)
(=) Operating income (loss)	130.5	232.9	(138.1)	72.8	62.5	(14.3)	(49.0)	(42.0)	(38.6)	(8.5)	(94.2)
Operating margin	11.9%	13.9%	-9.3%	15.7%	13.5%	-4.4%	-16.3%	-12.8%	-10.2%	-1.8%	-23.9%
(-) Other income (expense):
Financial	(226.6)	289.4	116.8	66.5	(13.4)	213.4	53.7	75.6	(131.8)	119.3	26.5
Other	(5.5)	16.3	(3.7)	19.8	0.5	(2.6)	(0.5)	0.1	(1.4)	(1.8)	(3.5)
(=) Income (loss) before income taxes, equity in income
of affiliates and minority interest	(101.6)	538.5	(25.0)	159.1	49.6	196.5	4.2	33.7	(171.9)	109.0	(71.2)
(-) Income taxes expense (benefit)	29.7	(188.8)	19.8	(52.6)	(16.6)	(72.2)	(1.7)	(8.1)	57.5	(27.9)	23.2
(=) Income (loss) before equity in income of affiliates and
minority interest	(71.8)	349.7	(5.2)	106.4	33.1	124.2	2.5	25.6	(114.3)	81.1	(48.0)
(±) Equity in income of affiliates	1.6	(0.0)	(0.2)	0.0	0.1	(0.2)	(0.2)	(1.8)	(0.5)	2.3	0.1
(±) Minority interest in net (income) loss of subsidiaries	33.1	(173.0)	22.0	(52.6)	(16.4)	(61.4)	(1.0)	(6.1)	55.2	(26.1)	18.6
(=) Net income (loss)	(37.1)	176.7	16.6	53.9	16.7	62.6	1.2	17.7	(59.7)	57.3	(29.3)
Margin	-3.4%	10.5%	1.1%	11.6%	3.6%	19.1%	0.4%	5.4%	-15.8%	11.8%	-7.4%
• EBITDA	223.6	436.5	94.3	138.6	76.9	73.4	25.7	41.9	11.8	15.0	14.6
Margin	20.4%	26.0%	6.3%	30.0%	16.6%	22.4%	8.5%	12.8%	3.1%	3.1%	3.7%
• EBIT	125.0	249.2	(141.8)	92.6	63.0	(17.0)	(49.5)	(41.9)	(40.0)	(10.3)	(97.7)
Margin	11.4%	14.8%	-9.5%	20.0%	13.6%	-5.2%	-16.4%	-12.8%	-10.6%	-2.1%	-24.8%
• Depreciation and amortization	98.6	187.4	236.1	46.1	13.9	90.3	75.2	83.8	51.8	25.3	112.3

Cash Flow Statement	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
• Cash flow from operating activities:
Net income (loss) for the year/quarter	(37.1)	176.7	16.6	53.9	16.7	62.6	1.2	17.7	(59.7)	57.3	(29.3)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	98.6	187.4	236.1	46.1	13.9	90.3	75.2	83.8	51.8	25.3	112.3
Deferred income and social contribution taxes	(53.0)	150.2	(52.4)	45.8	(14.2)	76.3	(8.6)	(5.9)	(51.9)	14.0	(31.6)
Interest, monetary and exchange variation	24.3	116.3	(43.7)	40.1	(4.6)	24.7	(53.1)	(44.5)	56.5	(2.5)	(14.5)
Minority interest in net income of subsidiaries	(33.1)	173.0	(22.0)	52.6	16.4	61.4	1.0	6.1	(55.2)	26.1	(18.6)
Others	15.9	(176.8)	15.2	(16.7)	0.5	(164.1)	5.8	6.9	(6.2)	8.7	9.2
	15.6	626.8	149.8	221.7	28.7	151.2	21.5	63.9	(64.6)	128.9	27.5
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	(35.4)	48.2	(57.1)	(21.2)	29.9	47.7	(16.7)	15.4	6.4	(62.2)	63.9
Inventories	30.9	(54.1)	(31.7)	(165.5)	168.7	165.6	(147.8)	(240.5)	103.1	253.5	(214.0)
Advances to suppliers	(10.7)	(38.7)	(8.4)	(3.5)	(4.7)	(14.6)	(50.9)	(1.3)	35.2	8.6	(16.8)
Trade accounts payable	28.7	(43.2)	33.7	(13.5)	(70.4)	(41.1)	106.0	40.8	(100.9)	(12.2)	90.1
Derivative financial instruments	83.5	(155.0)	90.4	(45.3)	15.1	(38.7)	33.5	9.0	127.4	(79.6)	11.3
Taxes payable	(37.6)	(36.6)	(19.6)	(54.8)	25.4	(9.5)	(0.8)	(15.4)	13.7	(17.1)	(7.9)
Other assets and liabilities, net	11.0	(63.4)	(99.4)	(59.9)	(29.0)	8.2	11.1	(25.6)	(107.9)	23.0	16.2
	70.4	(342.8)	(92.2)	(363.8)	135.0	117.6	(65.6)	(217.7)	77.1	114.0	(57.1)
(=) Net cash provided by operating actitivities	86.0	284.0	57.6	(142.1)	163.7	268.7	(44.0)	(153.8)	12.5	242.9	(29.6)
• Cash flow from investing activities:
Restricted cash	(62.6)	47.0	(25.9)	0.6	(0.3)	(12.6)	(30.0)	48.9	(33.6)	(11.1)	0.1
Marketable securities	(366.9)	97.0	(671.0)	135.3	23.1	(124.4)	180.8	(972.6)	(71.0)	191.8	(202.4)
Acquisition of property, plant and equipment	(135.2)	(356.2)	(642.9)	(40.7)	(62.5)	(242.6)	(94.4)	(90.5)	(157.3)	(300.8)	(169.3)
Acquisitions, net of cash acquired	(260.9)	(39.4)	(102.0)	(0.1)	0.1	(39.4)	(1.1)	(0.1)	0.0	(100.8)	0.8
(=) Net cash used in investing actitivities	(825.5)	(251.6)	(1,441.7)	95.2	(39.6)	(419.0)	55.3	(1,014.3)	(261.9)	(220.8)	(370.8)
• Cash flow from financing activities:
Proceeds from issuance of common stock	383.1	3.2	1,118.4	-	3.2	-	-	1,118.4	-	-	-
Capital increase on subsidiary from minority interest	-	-	324.4	-	-	-	-	-	312.7	11.7	-
Dividends Paid	-	-	(44.9)	-	423.8	(423.8)	-	-	-	(44.9)	-
Additions of long-term debts	899.3	424.6	117.5	23.8	(25.3)	424.6	-	-	-	117.5	-
Payments of long-term debts	(556.5)	(205.0)	(492.1)	(36.5)	(86.9)	(22.4)	(47.1)	(213.3)	(60.4)	(171.2)	(39.8)
Other	-	-	-	-	-	-	-	-	-	-	-
(=) Net cash provided by financing actitivities	725.9	222.8	1,023.3	(12.7)	314.8	(21.6)	(47.1)	905.1	252.3	(86.9)	(39.8)
Effect of exchange rate changes on cash and cash
equivalents	29.6	32.1	112.6	5.1	(5.6)	28.7	27.0	32.2	3.6	49.8	458.1
(=) Net increase (decrease) in cash and cash equivalents
	16.1	287.3	(248.2)	(54.5)	433.3	(143.2)	(8.8)	(230.7)	6.4	(15.0)	17.9
(+) Cash and cash equivalents at beginning of year	13.2	29.2	316.5	81.0	26.5	459.7	316.5	307.7	77.0	83.4	68.4
(=) Cash and cash equivalents at end of year	29.2	316.5	68.4	26.5	459.7	316.5	307.7	77.0	83.4	68.4	86.3

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September 2008	Cosan | Renewable Energy for a Better World

Balance Sheet	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Assets
Current assets:
Cash and cash equivalents	29.2	316.5	68.4	26.5	459.7	316.5	307.7	77.0	83.4	68.4	86.3
Restricted cash	63.0	17.7	47.2	1.5	2.4	17.7	49.2	1.8	35.2	47.2	50.7
Marketable securities	368.8	281.9	1,014.5	161.3	142.9	281.9	124.5	1,131.6	1,188.5	1,014.5	804.2
Trade accounts receivable, net	101.8	55.2	126.9	129.4	99.8	55.2	74.6	61.4	59.8	126.9	73.0
Inventories	187.2	247.5	337.7	569.9	403.8	247.5	415.9	677.0	571.2	337.7	577.6
Advances to suppliers	63.5	104.0	133.7	81.3	86.6	104.0	163.5	173.4	137.1	133.7	160.8
Deferred income taxes	74.8	-	-	19.0	61.5	-	-	-	-	-	-
Other current assets	72.0	116.8	134.6	98.5	93.3	116.8	93.5	90.6	57.3	134.6	165.0
	960.3	1,139.5	1,863.0	1,087.5	1,350.0	1,139.5	1,228.9	2,212.8	2,132.6	1,863.0	1,917.6
Noncurrent assets:
Property, plant and equipment, net	1,008.1	1,194.1	2,018.1	952.4	1,009.2	1,194.1	1,311.0	1,405.1	1,514.3	2,018.1	2,217.3
Goodwill	497.9	491.9	772.6	476.4	475.3	491.9	527.7	562.7	626.3	772.6	823.4
Intangible assets, net	98.9	94.0	106.1	92.8	91.8	94.0	99.7	105.2	102.0	106.1	111.8
Accounts Receivable from Federal Government	-	156.5	202.8	-	-	156.5	169.6	190.0	192.7	202.8	218.4
Other non-current assets	126.6	177.5	306.4	118.0	130.4	177.5	192.3	209.0	237.9	306.4	345.3
	1,731.4	2,113.9	3,406.1	1,639.6	1,706.7	2,113.9	2,300.3	2,472.0	2,673.3	3,406.1	3,716.3
(=) Total assets	2,691.8	3,253.4	5,269.1	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	96.6	55.9	114.4	162.4	92.8	55.9	166.6	212.0	110.5	114.4	212.0
Advances from customers	37.9	24.3	15.6	45.9	39.1	24.3	21.9	16.4	17.0	15.6	15.3
Taxes payable	40.0	57.5	62.9	45.7	49.0	57.5	64.8	51.7	47.1	62.9	67.4
Salaries payable	23.8	31.1	47.8	42.9	17.7	31.1	47.9	63.8	29.2	47.8	75.8
Current portion of long-term debt	46.6	36.1	38.2	41.9	31.9	36.1	51.8	44.0	27.9	38.2	33.2
Derivative financial instruments	133.4	9.8	55.0	22.7	15.5	9.8	15.0	26.8	102.3	55.0	102.1
Dividends payable	-	37.3	-	-	-	37.3	40.4	-	-	-	-
Other liabilities	18.9	22.2	25.2	33.4	15.6	22.2	10.2	7.3	7.8	25.2	14.1
	397.1	274.2	359.1	395.0	261.7	274.2	418.5	422.0	342.0	359.1	519.8
Long-term liabilities:
Long-term debt	941.7	1,342.5	1,249.3	931.7	1,330.4	1,342.5	1,357.2	1,226.2	1,226.5	1,249.3	1,291.4
Estimated liability for legal proceedings and labor claims
	462.2	379.2	494.1	348.3	357.0	379.2	417.8	459.8	442.0	494.1	545.0
Taxes payable	152.4	106.9	170.4	107.0	105.1	106.9	115.7	130.5	127.7	170.4	181.9
Advances from customers	41.6	24.3	-	40.7	20.0	24.3	8.3	8.3	-	-	-
Deferred income taxes	81.6	141.6	101.8	106.5	143.7	141.6	142.2	144.7	85.9	101.8	83.6
Other long-term liabilities	33.1	47.5	101.7	29.5	28.4	47.5	50.3	51.0	72.8	101.7	103.3
	1,712.7	2,042.0	2,117.4	1,563.8	1,984.6	2,042.0	2,091.5	2,020.4	1,954.9	2,117.4	2,205.3
Minority interest in consolidated subsidiaries	287.6	463.6	796.8	379.8	400.6	463.6	504.0	550.0	873.4	796.8	839.7
Shareholders' equity:
Common stock	1.0	1.0	2.3	1.0	1.0	1.0	1.0	2.1	2.1	2.3	2.3
Additional paid-in capital	349.2	354.0	1,723.1	387.5	408.8	354.0	514.2	1,473.3	1,471.0	1,723.1	1,724.6
Accumulated other comprehensive income	19.8	36.7	171.8	-	-	36.7	-	116.0	121.3	171.8	273.1
Retained earnings (losses)	(75.8)	81.9	98.5	-	-	81.9	-	100.9	41.2	98.5	69.2
Total shareholders' equity	294.2	473.6	1,995.7	388.5	409.8	473.6	515.2	1,692.2	1,635.6	1,995.7	2,069.1
(=) Total liabilities and shareholders' equity	2,691.8	3,253.4	5,269.1	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0

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September 2008	Cosan | Renewable Energy for a Better World

I. Reconciliation of the Financial Statements of Cosan S.A. and Cosan Ltd.

Description	Cosan S.A. as audited		Santa Luiza	Cosan S.A.as internal books	GAAP Adjustments		Cosan S.A.	Cosan S.A.	Consolid.into CosanLtd.		Cosan Ltd as audited
Currency	R$'MM		R$'MM	R$'MM	R$'MM		R$'MM	US$'MM	US$'MM		US$'MM
GAAP	BR GAAP		BR GAAP	BR GAAP			US GAAP	US GAAP	US GAAP		US GAAP
								(i)
Net Sales	639.6		(0.1)	639.5	0.4	(b)	639.9	394.0	0.0		394.0
Cost of goods sold	(626.0)		0.0	(626.0)	(19.7	)(c)	(645.8)	(397.6)	(1.3	) (j)	(398.9)
Gross profit	13.6		(0.1)	13.5	(19.4)		(5.9)	(3.6)	(1.3)		(4.9)
Selling expenses	(85.7)		(0.0)	(85.7)	(0.4	)(b)	(86.1)	(53.0)	(0.0)		(53.0)
General and administrative expenses	(55.2	) (a)	0.3	(55.0)	(3.8	)(d)	(58.7)	(36.2)	(0.1	) (k)	(36.3)
Operating income	(127.4)		0.2	(127.2)	(23.5)		(150.7)	(92.8)	(1.4)		(94.2)
Other income (expenses):
Financial income (expenses), net	86.9		0.2	87.1	(49.1	)(e)	38.0	23.4	3.1	(l)	26.5
Goodwill amortization	(40.4)		0.2	(40.2)	40.2	(f)	-	-	-		-
Other	(0.6)		(0.4)	(1.0)	(4.7	)(n)	(5.7)	(3.5)	(0.0)		(3.5)
Income (loss) before income taxes, equity in
income of affiliates and minority interest	(81.5)		0.1	(81.3)	(37.1)		(118.4)	(72.9)	1.7		(71.2)

Income taxes (expense) benefit	22.4		(0.1)	22.3	15.3	(g)	37.6	23.2	-		23.2
Income (loss) before equity in income of
affiliates and minority interest	(59.1)		(0.0)	(59.1)	(21.8)		(80.8)	(49.8)	1.7		(48.0)
Equity in income of affiliates	0.2		0.0	0.2	-		0.2	0.1	(0.0)		0.1
Minority interest in net income of subsidiaries	0.8		-	0.8	(0.4	)(h)	0.4	0.2	18.4	(m)	18.6
Net income (loss)	(58.1)		-	(58.1)	(22.1)		(80.3)	(49.4)	20.1		(29.3)

(a)	Includes G&A, Management fees and Nonoperating results
(b)	Reclassification for services between Cosan Port. and Cosan S.A.
(c)	Mainly depreciation on 'purchasing price allocation' in past acquisitions, but also depreciation in capitalized interests and reversion of depreciation in revaluated portion of P,P&E
(d)	Mainly effect of stock option for executives accounting as expenses
(e)	Mainly effect of mark-to market on derivatives, but also effect of interest capitalization on P,P&E under construction, leasing recognition and 'purchasing price allocation' related to PESA/CTN debt
(f)	No goodwill amortization in US GAAP
(g)	Recalculation of income taxes on GAAP differences
(h)	Reversion of deferred charges to current expenses on Cosan Portuária
(i)	Conversion rate calculated line by line on a quarterly basis; quarterly average rate is the arithmetic average of daily PTAX 800 rate; weekends and holidays using the last business day quotation
(j)	Depreciation on 'purchasing price allocation' in the capital increase from Ltd. on S.A. last Dec/Jan
(k)	Cosan Ltd. own G&A expenses (management fees and lawyers, mainly)
(l)	Mainly cash interest gains in Cosan Ltd
(m)	Bovespa floating stake of Cosan S.A. participation on Cosan S.A. net loss
(n)	Expenses related to Esso acquisition/integration included in purchase price in BR GAAP

20 of 20

Cosan S.A. Indústria e Comércio

Unaudited Condensed
Consolidated Financial Statements

for the three months ended July 31, 2008 and 2007

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets at July 31, 2008 (Unaudited)
and April 30, 2008	2
Condensed Consolidated Statements of Operations for the three-month periods
ended July 31, 2008 and 2007 (Unaudited)	4
Condensed Consolidated Statements of Shareholders’ Equity for the
three-month period ended July 31, 2008 (Unaudited)	5
Condensed Consolidated Statements of Cash Flows for the three-month
periods ended July 31, 2008 and 2007 (Unaudited)	6
Notes to the Condensed Consolidated Financial Statements (Unaudited)
July 31, 2008	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

We have reviewed the condensed consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of July 31, 2008, the related condensed consolidated statements of operations and cash flows for the three-month periods ended July 31, 2008 and 2007 and the condensed consolidated statement of shareholders’ equity for the three-month period ended July 31, 2008. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of April 30, 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended not presented herein and in our report dated June 30, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of April 30, 2008, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil	ERNST & YOUNG
August 29, 2008	Auditores Independentes S.S.
CRC2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONSOLIDATED BALANCE SHEETS
July 31, 2008 and April 30, 2008
(In thousands of U.S. dollars, except share data)

	(Unaudited) July 31, 2008	April 30, 2008
Assets
Current assets:
Cash and cash equivalents	57,580	38,832
Restricted cash	50,714	47,190
Marketable securities	345,433	558,761
Derivative financial instruments	65,337	31,458
Trade accounts receivable, less allowances: July 31, 2008 – 1,143; April 30, 2008 – 1,298	73,010	126,910
Inventories	577,611	337,665
Advances to suppliers	160,793	133,687
Other current assets	99,698	103,154
	1,430,176	1,377,657

Property, plant, and equipment, net	2,085,978	1,885,135
Goodwill	739,072	688,383
Intangible assets, net	109,900	104,197
Accounts receivable from government agency	218,435	202,822
Other non-current assets	337,345	298,258
	3,490,730	3,178,795

Total assets	4,920,906	4,556,452

2

	(Unaudited) July 31, 2008	April 30, 2008
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	211,658	113,182
Advances from customers	15,303	15,616
Taxes payable	67,544	63,000
Salaries payable	75,763	47,833
Current portion of long-term debt	32,582	37,428
Derivative financial instruments	102,062	55,028
Other liabilities	14,109	25,180
	519,021	357,267

Long-term liabilities:
Long-term debt	1,288,088	1,246,111
Estimated liability for legal proceedings and labor claims	545,049	494,098
Taxes payable	180,667	169,157
Deferred income taxes	83,608	101,836
Other long-term liabilities	63,078	61,159
	2,160,490	2,072,361

Minority interest in consolidated subsidiaries	9,699	9,231

Shareholders’ equity:
Common stock, no par value. Authorized 272,548,032 shares; issued and outstanding 272,548,032 at July 31, 2008 and April 30, 2008	1,512,986	1,512,986
Additional paid-in capital	164,081	161,753
Accumulated other comprehensive income	483,027	321,821
Retained earnings	71,602	121,033
Total shareholders’ equity	2,231,696	2,117,593
Total liabilities and shareholders’ equity	4,920,906	4,556,452

See accompanying notes to condensed consolidated financial statements.

3

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Three-month periods ended July 31, 2008 and 2007
 (In thousands of U.S. dollars, except share data)

	2008	2007
Net sales	394,022	301,300
Cost of goods sold	(397,637)	(288,189)
Gross profit (loss)	(3,615)	13,111
Selling expenses	(53,024)	(31,975)
General and administrative expenses	(36,172)	(30,140)
Operating loss	(92,811)	(49,004)
Other income (expenses):
Financial income	67,707	135,994
Financial expenses	(44,311)	(82,287)
Other	(3,503)	(541)
Income (loss) before income taxes, equity in income (loss) of affiliates and minority interest	(72,918)	4,162
Income taxes benefit (expense)	23,153	(1,702)
Income (loss) before equity in income (loss) of affiliates and minority interest	(49,765)	2,460

Equity in income (loss) of affiliates	99	(233)
Minority interest in loss of subsidiaries	235	215
Net income (loss)	(49,431)	2,442

Earnings (loss) per share:
Basic	(0.20)	0.01
Diluted	(0.20)	0.01

Weighted number of shares outstanding
Basic	243,707,386	188,886,360
Diluted	247,437,881	192,127,535

See accompanying notes to condensed consolidated financial statements.

4

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Three-month period ended July 31, 2008
 (In thousands of U.S. dollars, except share data)

				Accumulated
	Capital stock		Additional	other		Total
	Common	Common	paid-in	comprehensive	Retained	shareholders’
	number	amount	capital	income	earnings	equity
Balances at April 30, 2008	272,548,032	1,512,986	161,753	321,821	121,033	2,117,593

Share based compensation	-	-	2,328	-	-	2,328
Net loss	-	-	-	-	(49,431)	(49,431)
Currency translation adjustment	-	-	-	161,206	-	161,206
Comprehensive income	-	-	-	-	-	111,775

Balances at July 31, 2008	272,548,032	1,512,986	164,081	483,027	71,602	2,231,696

See accompanying notes to condensed consolidated financial statements.

5

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Three-month periods ended July 31, 2008 and 2007
 (In thousands of U.S. dollars)

	2008	2007
Cash flow from operating activities

Net income (loss) for the period	(49,431)	2,442
Adjustments to reconcile net income to cash used in
operating activities:
Depreciation and amortization	110,235	75,243
Deferred income and social contribution taxes	(31,575)	(8,611)
Interest, monetary and exchange variation	(14,763)	(53,100)
Minority interest in net income of subsidiaries	(235)	(215)
Others	10,005	5,778

Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	63,926	(16,671)
Inventories	(213,951)	(147,823)
Advances to suppliers	(16,815)	(50,889)
Trade accounts payable	89,763	106,012
Derivative financial instruments	11,340	33,510
Taxes payable	(7,948)	(841)
Other assets and liabilities, net	16,200	11,138
Net cash provided by (used in) operating activities	(33,249)	(44,027)

Cash flows from investing activities:
Restricted cash	109	(30,022)
Marketable securities	256,342	180,847
Acquisition of property, plant and equipment	(169,295)	(94,391)
Acquisitions, net of cash acquired	808	(1,121)
Net cash provided by investing activities	87,964	55,313

Cash flows from financing activities:
Payments of long-term debts	(39,844)	(47,128)
Net cash used in financing activities	(39,844)	(47,128)
Effect of exchange rate changes on cash and
cash equivalents	3,877	27,016
Net increase (decrease) in cash and cash equivalents	18,748	(8,826)
Cash and cash equivalents at beginning of period	38,832	316,542
Cash and cash equivalents at end of period	57,580	307,716

Supplemental cash flow information
Cash paid during the period for:
Interest	34,709	21,551
Income taxes	-	2,840

See accompanying notes to condensed consolidated financial statements.

6

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan S.A. Indústria e Comércio and subsidiaries (“Cosan”) is incorporated under the laws of the Federative Republic of Brazil. Cosan shares are traded on the São Paulo Stock Exchange (Bovespa).

Cosan, with its principal place of business in the city of Piracicaba, São Paulo, manufactures and trades sugar and ethanol from sugarcane both from its own plantations and third parties, and co-generates electric power.

On April 23, 2008, the Company entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply. The closing of the acquisition is contingent upon completion of a transition period, during which shared services provided by Exxon from other countries will be transitioned to the Brazilian entities to be acquired and the technology platform will be transitioned to an exclusive segregated environment in Brazil. The presently negotiated purchase price is cash of US$826 million to be paid upon closing and assumption of debt amounting to US$198 million. The acquisition price is subject to revision at the end of the transition period when the transaction is closed. During the transition period, Exxon retains operational control of the entities to be acquired. We expect that the transaction will close by the end of 2008. The transition period has continued during the quarter with no impact on the financial statements.

2.	Presentation of the Consolidated Financial Statements

a. Basis of Reporting for Interim Financial Statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the three-month period ended July 31, 2008, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan and its subsidiaries. All significant intercompany transactions have been eliminated.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

a. Basis of Reporting for Interim Financial Statements--Continued

These Financial Statements should be read in conjunction with Cosan`s annual financial statements for the fiscal year ended April 30, 2008.

The accounts of Cosan are maintained in U.S. Dollars and the accounts of its subsidiaries are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” using the real as the functional currency.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.5666=US$ 1.00 at July 31, 2008 and R$1.6872=US$1.00 at April 30, 2008.

b. Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c. Recently issued accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of May 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after May 1, 2009.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

c. Recently issued accounting standards--Continued

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of May 1, 2009. As this statement was recently issued, Cosan is evaluating the impact on its consolidated financial statements and related disclosures.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

d. Recently adopted accounting standards

On May 1, 2008, Cosan adopted FASB Statement of Financial Accounting Standards (SFAS) 157, Fair Value Measurements, which is more fully discussed in Note 9 to the condensed, consolidated financial statements.

3.	Cash and Cash Equivalents

	July 31, 2008	April 30, 2008
Local currency
Cash and bank accounts	33,219	35,093
Foreign currency
Bank accounts	24,361	3,739
	57,580	38,832

4.	Derivative Financial Instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	July 31, 2008	April 30, 2008	July 31, 2008	April 30, 2008
Commodities derivatives
Future contracts:
Sell commitments	587,981	550,132	(62,553)	(11,821)

Options:
Written	75,377	110,077	(10,549)	(16,123)

Foreign exchange derivatives
Forward contracts:
Sale commitments	600,280	766,536	65,337	31,458
Swap agreements	364,292	338,253	(28,960)	(27,084)
Total assets			65,337	31,458
Total liabilities			(102,062)	(55,028)

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

4.	Derivative Financial Instruments--Continued

When quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques. Asset figures are classified as other current assets.

5.	Inventories

	July 31, 2008	April 30, 2008
Finished goods:
Sugar	146,185	31,702
Ethanol	150,505	14,700
Others	3,682	2,155
	300,372	48,557
Annual maintenance cost of growing crops	194,984	211,300
Others	82,255	77,808
	577,611	337,665

The increase in the finished good balances is due to increases in sugar and ethanol volumes, since May 2008 had begun the 2008-2009 harvest period.

6.	Long-term Debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	July 31, 2008	April 30, 2008
Resolution No. 2471 (PESA)	IGP-M	3.95%	313,947	270,933
	Corn price	12.50%	463	430
Senior notes due 2009	US Dollar	9.0%	36,729	35,808
Senior notes due 2017	US Dollar	7.0%	400,000	406,922
IFC	US Dollar	7.44%	54,263	58,689
Perpetual notes	US Dollar	8.25%	458,840	458,839
Others	Various	Various	56,428	51,918
			1,320,670	1,283,539
Current liability			(32,582)	(37,428)
Long-term debt			1,288,088	1,246,111

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term Debt--Continued

Long-term debt has the following scheduled maturities:

2010	44,048
2011	8,369
2012	38,694
2013	13,366
2014	1,623
2015	1,084
2016 and thereafter	1,180,904
1,288,088

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of July 31, 2008 and April 30, 2008 amounted to US$128,575 and US$113,877, respectively, and classified as other non-current assets.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term Debt--Continued

Senior notes due 2009

The senior notes are listed on the Luxembourg Stock Exchange, mature in November 2009 and bear interest at a rate of 9% per annum, payable semi-annually in May and November as from May 1, 2005. Guarantees have been provided by Cosan’s indirect subsidiary, Usina da Barra.

On October 25, 2007, Cosan advanced payment of part of the debt, reducing the amount of debt principal by US$164,192, that involved advance settlement of interest and bonus payment of US$17,294, which was recognized in financial expenses.

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Usina da Barra.

IFC - International Finance Corporation

On June 28, 2005, Cosan entered into a credit facility agreement in the total amount of US$70,000 with the IFC, comprising an “A loan” of US$50,000 and a “C loan” of US$20,000. The “C loan” was used on October 14, 2005 while the funds from the “A loan” were deposited and available at February 23, 2006. Under the agreement, Cosan has granted to IFC an option for the total or partial conversion of the “C loan” into common shares of Cosan in connection with its Initial Public Offering. On November 7, 2005, IFC informed Cosan of its intention to exercise the conversion option in relation to the amount of US$50,000, which was converted into 686,750 common shares on November 16, 2005.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term Debt--Continued

IFC - International Finance Corporation--Continued

Interest on these loans is due on a semi-annual basis and is payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes Cosan’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lump sum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 equal installments payable every six months beginning July 15, 2007. The debt is secured by the industrial facilities of “Usina Rafard”, with a carrying value of US$5,400 at July 31, 2008, and is guaranteed by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

Cosan, together with its controlling shareholder and its subsidiaries, entered into a Shareholders Agreement with IFC, whereby tag along rights and a put option have been granted to IFC, which requires Cosan’s controlling shareholders to hold a minimum interest of 51% in Cosan’s share capital.

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Usina da Barra.

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: limitation on transactions with shareholders and affiliated companies; and limitation on payment of dividends and other payments affecting subsidiaries. At July 31, 2008, Cosan was in compliance with all debt covenants.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

7.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments

	July 31, 2008	April 30, 2008
Tax contingencies	481,024	435,591
Civil and labor contingencies	64,025	58,507
	545,049	494,098

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets in the balance sheets, amounting to US$30,159 at July 31, 2008 (US$27,265 at April 30, 2008), have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

Tax contingencies mainly refer to suits filed by Cosan and its subsidiaries, discussing several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA- Sugar and Ethanol Institute, and the Excise tax (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS, which as described as follows:

	July 31, 2008	April 30, 2008
Credit premium – IPI	163,414	149,192
PIS and Cofins	91,221	83,615
IPI credits	55,546	51,046
Contribution to IAA	51,283	47,183
IPI – Federal VAT	33,624	30,835
ICMS credits	29,026	25,916
Other	56,910	47,804
	481,024	435,591

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

7.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments--Continued

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities in Brazil relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	July 31, 2008	April 30, 2008
IPI Premium Credit (RP 67/98)	97,290	89,343
Withholding Income Tax	99,899	91,807
ICMS – State VAT	50,562	42,445
IAA – Sugar and Ethanol Institute	30,246	27,970
IPI – Federal Value-added tax	47,352	43,505
INSS	9,172	8,376
Civil and labor	46,189	33,739
Other	36,484	27,348
	417,194	364,533

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government’s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses in 2007.  These fees remain unpaid at July 31, 2008.

At July 31, 2008, these amounts were monetarily restated by the IPCA-E, totaling US$218,435 and US$26,212 (US$202,822 and US$24,339 at April 30, 2008), corresponding to related suit and lawyers’ fees, respectively.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Income Taxes

The Company and its subsidiaries file income tax returns in the Brazilian federal jurisdiction. These subsidiaries are no longer subject to Brazilian federal income tax examinations by tax authorities for years before December 31, 2002. Additionally, Cosan has not been under a Brazilian Internal Revenue Service (IRS) income tax examination for 2003 through 2007.

Effective May 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. Also, FIN 48 excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

Prior to the adoption of FIN 48, the Company recognized tax benefits of uncertain tax positions only if it was probable that the positions would be sustained. There was no retained earnings impact upon adoption of FIN 48 as no additional tax position met the recognition threshold under FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2008	23,656
Accrued interest on unrecognized tax benefit	1,020
Settlements	(285)
Effect of foreign currency translation	2,391
Balance at July 31, 2008	26,782

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

9.	Fair Value Measurements

Effective May 1, 2008, Cosan adopted SFAS 157, Fair Value Measurements, for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Marketable securities

When quoted market prices are unobservable, we use other relevant information including market interest rate curves. These investments are included in Level 2 and primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in Reais with Inter Deposit Rates (CDI).

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

9.	Fair Value Measurements--Continued

Derivatives

We use closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps and foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis at July 31, 2008.

	Level 1	Level 2	Total
Assets
Marketable Securities	-	345,433	345,433
Derivatives	-	65,337	65,337
Total	-	410,770	410,770

Liabilities
Derivatives	(73,102)	(28,960)	(102,062)
Total	(73,102)	(28,960)	(102,062)

10.	Share-Based Compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remains to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

10.	Share-Based Compensation--Continued

According to the market value on the date of issuance, the exercise price is US$3.90 (three dollars and sixty two cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions for the three-month period ended July 31, 2008:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	3.90	3.90
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	7.88	11.61

As of July 31, 2008 the amount of US$12,673 related to the unrecognized stock option compensation cost is expected to be recognized in 2 years. Cosan currently has no shares in treasury.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

10.	Share-Based Compensation--Continued

On November 19, 2007 and on December 11, 2007 the holders of stock options exercised 922,947 and 38,725 options, respectively. As of July 31, 2008 there were 2,373,341 options outstanding with a weighted-average exercise price of US$3.90.

11.	Segment Information

a. Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has three segments: sugar, ethanol and others group. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

11.	Segment Information--Continued

a. Segment information--Continued

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP as Cosan is the operating subsidiary. We evaluate segment performance based on information generated from the statutory accounting records.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

Measurement of segment profit or loss and segment assets

Cosan evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan is adjusted EBIT (earnings before interests and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

11.	Segment Information--Continued

a. Segment information--Continued

Measurement of segment profit or loss and segment assets--Continued

	July 31,
	2008	2007
Net sales - Brazilian GAAP
Sugar	216,973	190,074
Ethanol	148,884	84,722
Others	27,941	25,715
Total	393,798	300,511
Reconciling items to U.S. GAAP
Sugar	224	789
Ethanol	-	-
Others	-	-
Total	224	789
Total net sales	394,022	301,300

Segment operating loss - Brazilian GAAP
Sugar	(56,798)	(41,325)
Ethanol	(38,974)	(18,420)
Others	(7,314)	(5,591)
Operating loss - Brazilian GAAP	(103,086)	(65,336)
Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	5,580	10,836
Ethanol	3,828	4,830
Others	718	1,466
	10,126	17,132
Other adjustments
Sugar	182	(216)
Ethanol	(28)	(448)
Others	(5)	(136)
Total sugar	(51,036)	(30,705)
Total ethanol	(35,174)	(14,038)
Total others	(6,601)	(4,261)
Operating loss - U.S. GAAP	(92,811)	(49,004)

23

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

11.	Segment Information--Continued

b. Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the three-month periods ended July 31, as a percentage of either domestic or international sales of sugar:

Market	Customer	2008	2007
International	Fluxo – Cane Overseas Ltd	34%	30%
	Sucres et Denrées	13%	25%
	Tate & Lyle International	9%	12%
	Ableman Trading Limited	5%	-
	Coimex Trading Ltd	4%	13%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the three-month periods ended July 31, as a percentage of either domestic or international sales of ethanol:

Market	Customer	2008	2007
International	Vertical UK LLP	10%	35%
	Vitol Inc.	5%	26%
	Morgan Stanley Capital Group Inc.	9%	-
	Sekab Biofuels & Chemicals	3%	-
	Bauche Energy Br Com Imp Exp Ltda	2%	-
	Alcotra S.A.	2%	-

Domestic	Shell Brasil Ltda.	21%	35%
	Euro Petróleo do Brasil Ltda.	13%	26%
	Petrobrás Distribuidora S.A.	8%	13%
	Cia Brasileira de Petróleo Ipiranga	4%	-
	Alesat Combustíveis S.A.	4%	-

24

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

12.	Subsequent Event

Incorporation of a New Subsidiary

On August 28, 2008, the Company announced the incorporation of a new subsidiary named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil by pinpointing rural properties likely to have a sharp increase in value, and intended for later leasing and/or sale. The initial capital contribution in this undertaking reached US$185,000, of which US$35,000 was invested by Cosan (18.9%) and US$150,000 by other shareholders (81.1%). According to the shareholders agreement executed on the same date, the Company will hold the common shares of Radar through majority of votes of the Board of Directors and may subscribe for 20% of Radar’s capital over the upcoming 10 years for the same amount of the initial capital contribution.

Annual and Special General Shareholders Meeting

On August 29, 2008 the Company held an Annual and Special General Shareholders Meeting and unanimously approved the following:

▪	Approval of the financial statements and management report for the year ended April 30, 2008;
▪	Election of members of the Board of Directors and Supervisory Board, as well as their related deputies;
▪	Establishment of the global compensation of management and members of the Supervisory Board;
▪	Shareholders’ analysis of the acquisition of Usina Benálcool S.A.; and
▪	Modification of the end of fiscal year from April 30 to March 31 of each year, with eventual amendments to the Company’s articles of incorporation.

25

Cosan Limited

Unaudited Condensed
Consolidated Financial Statements

For the three-month periods ended July 31, 2008 and 2007

COSAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets at July 31, 2008 (Unaudited)
and April 30, 2008	2
Condensed Consolidated Statements of Operations for the three-month periods
ended July 31, 2008 and 2007 (Unaudited)	4
Condensed Consolidated Statements of Shareholders’ Equity for the
three-month period ended July 31, 2008 (Unaudited)	5
Condensed Consolidated Statements of Cash Flows for the three-month
periods ended July 31, 2008 and 2007 (Unaudited)	6
Notes to the Condensed Consolidated Financial Statements (Unaudited)
July 31, 2008	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan Limited

We have reviewed the condensed consolidated balance sheet of Cosan Limited and subsidiaries as of July 31, 2008, the related condensed consolidated statements of operations and cash flows for the three-month periods ended July 31, 2008 and 2007 and the condensed consolidated statement of shareholders’ equity for the three-month period ended July 31, 2008. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan Limited and subsidiaries as of April 30, 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended not presented herein and in our report dated June 30, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of April 30, 2008, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil	ERNST & YOUNG
August 29, 2008	Auditores Independentes S.S.
CRC2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
July 31, 2008 and April 30, 2008
(In thousands of U.S. dollars, except share data)

	(Unaudited) July 31, 2008	April 30, 2008
Assets
Current assets:
Cash and cash equivalents	86,258	68,377
Restricted cash	50,714	47,190
Marketable securities	804,177	1,014,515
Derivative financial instruments	65,337	31,458
Trade accounts receivable, less allowances: July 31, 2008 – 1,143; April 30, 2008 – 1,298	73,010	126,910
Inventories	577,644	337,699
Advances to suppliers	160,793	133,687
Other current assets	99,698	103,154
	1,917,631	1,862,990

Property, plant, and equipment, net	2,217,316	2,018,090
Goodwill	823,404	772,590
Intangible assets, net	111,826	106,137
Accounts receivable from Federal Government	218,435	202,822
Other non-current assets	345,341	306,439
	3,716,322	3,406,078

Total assets	5,633,953	5,269,068

2

	(Unaudited) July 31, 2008	April 30, 2008
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	211,997	114,446
Advances from customers	15,303	15,616
Taxes payable	67,448	62,870
Salaries payable	75,763	47,833
Current portion of long-term debt	33,161	38,175
Derivative financial instruments	102,062	55,028
Other liabilities	14,108	25,179
	519,842	359,147
Long-term liabilities:
Long-term debt	1,291,395	1,249,348
Estimated liability for legal proceedings and labor claims	545,049	494,098
Taxes payable	181,940	170,393
Deferred income taxes	83,608	101,836
Other long-term liabilities	103,333	101,746
	2,205,325	2,117,421

Minority interest in consolidated subsidiaries	839,666	796,764

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 129,910,812 shares issued and outstanding at July 31, 2008 and April 30, 2008	1,299	1,299
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding at July 31, 2008 and April 30, 2008	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized at July 31, 2008 and April 30, 2008	-	-
Additional paid-in capital	1,724,602	1,723,140
Accumulated other comprehensive income	273,078	171,841
Retained earnings	69,177	98,493
Total shareholders’ equity	2,069,119	1,995,736
Total liabilities and shareholders’ equity	5,633,953	5,269,068

See accompanying notes to condensed consolidated financial statements.

3

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Three-month periods ended July 31, 2008 and 2007
 (In thousands of U.S. dollars, except share data)

	2008	2007
Net sales	394,022	301,300
Cost of goods sold	(398,937)	(288,189)
Gross profit	(4,915)	13,111
Selling expenses	(53,024)	(31,975)
General and administrative expenses	(36,278)	(30,140)
Operating loss	(94,217)	(49,004)
Other income (expenses):
Financial income	70,880	135,994
Financial expenses	(44,351)	(82,287)
Other	(3,503)	(541)

Income (loss) before income taxes, equity in income (loss) of affiliates and minority interest	(71,191)	4,162
Income taxes (expense) benefit	23,153	(1,702)

Income (loss) before equity in income of affiliates and minority interest	(48,038)	2,460
Equity in income (loss) of affiliates	99	(233)
Minority interest in loss (income) of subsidiaries	18,623	(982)

Net income (loss)	(29,316)	1,245

Earnings (loss) per share:
Basic and diluted	(0.14)	0.01

Weighted number of shares outstanding
Basic and diluted	207,637,788	97,039,181

See accompanying notes to condensed consolidated financial statements.

4

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Three-month period ended July 31, 2008
(In thousands of U.S. dollars, except share data)

	Capital stock
	Common number of class A shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid- in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
Balances at April 30, 2008	129,910,812	96,332,044	1,299	963	1,723,140	171,841	98,493	1,995,736

Stock compensation	-	-	-	-	1,462	-	-	1,462
Net loss	-	-	-	-	-	-	(29,316)	(29,316)
Currency translation adjustment	-	-	-	-	-	101,237	-	101,237
Total comprehensive income	-	-	-	-	-	-	-	71,921

Balances at July 31, 2008	129,910,812	96,332,044	1,299	963	1,724,602	273,078	69,177	2,069,119

See accompanying notes to condensed consolidated financial statements.

5

COSAN LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Three-month periods ended July 31, 2008 and 2007
(In thousands of U.S. dollars)

	2008	2007
Cash flow from operating activities:
Net (loss) income for the period	(29,316)	1,245
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation and amortization	112,283	75,243
Deferred income and social contribution taxes	(31,575)	(8,611)
Interest, monetary and exchange variation	(14,464)	(53,100)
Minority interest in net income of subsidiaries	(18,623)	982
Others	9,220	5,778
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	63,926	(16,671)
Inventories	(213,951)	(147,823)
Advances to suppliers	(16,815)	(50,889)
Trade accounts payable	90,101	106,012
Derivative financial instruments	11,340	33,510
Taxes payable	(7,948)	(841)
Other assets and liabilities, net	16,200	11,138
Net cash used in operating activities	(29,622)	(44,027)
Cash flows from investing activities:
Restricted cash	109	(30,022)
Marketable securities	(202,401)	180,847
Acquisition of property, plant and equipment	(169,295)	(94,391)
Others	808	(1,121)
Net cash provided by (used in) investing activities	(370,779)	55,313
Cash flows from financing activities:
Payments of long-term debts	(39,844)	(47,128)
Net cash used in financing activities	(39,844)	(47,128)
Effect of exchange rate changes on cash and cash equivalents	458,126	27,016
Net increase (decrease) in cash and cash equivalents	17,881	(8,826)
Cash and cash equivalents at beginning of period	68,377	316,542
Cash and cash equivalents at end of period	86,258	307,716

Supplemental cash flow information
Cash paid during the period for:
Interest	34,709	21,551
Income tax	-	2,840

See accompanying notes to condensed consolidated financial statements.

6

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” or the “Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar in Brazil. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

Cosan S.A. was the predecessor to Cosan and was the primary operating business in the consolidated group prior to a reorganization in August, 2007. In contemplation of an initial public offering on August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this reorganization Cosan Ltd. became the controlling shareholder of Cosan S.A.

The reorganization was accounted for as a reorganization of companies under common control in a manner similar to pooling of interest. The transferred equity interests of Cosan S.A. have been recognized at the carrying amounts in the accounts of Cosan Limited at the date of transfer. The financial statements of Cosan Limited for the three-month period ended July 31, 2007, reflect the results of operations of the entities as though the transfer of equity occurred at the beginning of the period. Additionaly, the financial statements for three-month period ended July 31, 2007 have been restated to reflect the combination of entities under common control to furnish comparative information. Earnings per share has been computed assuming the shares issued in connection with the formation of Cosan Limited, and the shares of Cosan S.A. contributed into Cosan Limited and exchanged for Cosan S.A. shares have been outstanding from the beginning of the earliest year presented.

7

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations--Continued

On August 17, 2007, the Company concluded its global offering of 111,678,000 class A common shares which resulted in gross proceeds in the amount of US$1,171,027. As a result of the global offering, Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Bovespa) by BDR (Brazilian Depositary Receipts).

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$52,594. Therefore the net proceeds related to the IPO totaled US$1,118,433.

On April 23, 2008, Cosan S.A. entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply. The closing of the acquisition is contingent upon completion of a transition period, during which shared services provided by Exxon from other countries will be transitioned to the Brazilian entities to be acquired and the technology platform will be transitioned to an exclusive segregated environment in Brazil. The presently negotiated purchase price is cash of US$826 million to be paid upon closing and assumption of debt amounting to US$198 million. The acquisition price is subject to revision at the end of the transition period when the transaction is closed. During the transition period, Exxon retains operational control of the entities to be acquired. We expect that the transaction will close by the end of 2008. The transition period has continued during the quarter with no impact on the financial statements.

On July 17, 2008 the Company held a Board Director’s Meeting and approved the modification of the end of fiscal year from April 30 to March 31 of each year.

2.	Presentation of the Consolidated Financial Statements

a. Basis of Reporting for Interim Financial Statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the three-month period ended July 31, 2008, are not necessarily indicative of the results that may be expected for the fiscal year.

8

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

a. Basis of Reporting for Interim Financial Statements--Continued

The unaudited condensed consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

These Financial Statements should be read in conjunction with Cosan`s annual financial statements for the fiscal year ended April 30, 2008.

The accounts of Cosan are maintained in U.S. Dollars and the accounts of its subsidiaries are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” using the real as the functional currency.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.5666=US$ 1.00 at July 31, 2008 and R$1.6872=US$1.00 at April 30, 2008.

b. Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c. Recently issued accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of May 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after May 1, 2009.

9

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

c. Recently issued accounting standards--Continued

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of May 1, 2009. As this statement was recently issued, Cosan is evaluating the impact on its consolidated financial statements and related disclosures.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

10

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

d. Recently adopted accounting standards

On May 1, 2008, Cosan adopted FASB Statement of Financial Accounting Standards (SFAS) 157, Fair Value Measurements, which is more fully discussed in Note 9 to the condensed, consolidated financial statements.

3.	Cash and Cash Equivalents

	July 31, 2008	April 30, 2008
Local currency
Cash and bank accounts	61,897	64,638
Foreign currency
Bank accounts	24,361	3,739
	86,258	68,377

4.	Derivative Financial Instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	July 31, 2008	April 30, 2008	July 31, 2008	April 30, 2008
Commodities derivatives
Future contracts:
Sell commitments	587,981	550,132	(62,553)	(11,821)

Options:
Written	75,377	110,077	(10,549)	(16,123)

Foreign exchange derivatives
Forward contracts:
Sale commitments	600,280	766,536	65,337	31,458
Swap agreements	364,292	338,253	(28,960)	(27,084)
Total assets			65,337	31,458
Total liabilities			(102,062)	(55,028)

11

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

4.	Derivative Financial Instruments--Continued

When quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques. Asset figures are classified as Other current assets.

5.	Inventories

	July 31, 2008	April 30, 2008
Finished goods:
Sugar	146,218	31,736
Ethanol	150,505	14,700
Others	3,682	2,155
	300,405	48,591
Annual maintenance cost of growing crops	194,984	211,300
Other	82,256	77,808
	577,644	337,699

The increase in the finished good balances is due to increases in sugar and ethanol volumes, since May 2008 had begun the 2008-2009 harvest period.

6.	Long-term Debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	July 31, 2008	April 30, 2008
Resolution No. 2471 (PESA)	IGP-M	3.95%	315,828	272,809
	Corn price	12.50%	465	432
Senior notes due 2009	US Dollar	9.0%	36,801	35,893
Senior notes due 2017	US Dollar	7.0%	400,679	407,603
IFC	US Dollar	7.44%	54,247	58,673
Perpetual notes	US Dollar	8.25%	460,068	460,156
Others	Various	Various	56,468	51,957
			1,324,556	1,287,523
Current liability			(33,161)	(38,175)
Long-term debt			1,291,395	1,249,348

12

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term Debt--Continued

Long-term debt has the following scheduled maturities:

2010	44,641
2011	9,053
2012	38,969
2013	13,650
2014	1,905
2015	1,365
2016 and thereafter	1,181,812
1,291,395

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of July 31, 2008 and April 30, 2008 amounted to US$128,575 and US$113,877, respectively, and classified as other non-current assets.

13

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term Debt--Continued

Senior notes due 2009

The senior notes are listed on the Luxembourg Stock Exchange, mature in November 2009 and bear interest at a rate of 9% per annum, payable semi-annually in May and November as from May 1, 2005. The senior notes are guaranteed by Cosan’s subsidiary, Usina da Barra.

On October 25, 2007, Cosan S.A. advanced payment of part of the debt thus reducing debt principal by US$164,192, that involved advance settlement of interest and bonus payment of US$17,294, which was recognized in financial expenses for the year ended April 30, 2008.

Senior notes due 2017

On January 26, 2007, Cosan Finance Limited, a wholly-owned subsidiary of Cosan S.A., issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan S.A., and its subsidiary, Usina da Barra.

IFC - International Finance Corporation

On June 28, 2005, Cosan S.A. entered into a credit facility agreement in the total amount of US$70,000 with the IFC, comprising an “A loan” of US$50,000 and a “C loan” of US$20,000. The “C loan” was used on October 14, 2005 while the funds from the “A loan” were deposited and available at February 23, 2006. Under the agreement, Cosan S.A. has granted to IFC an option for the total or partial conversion of the “C loan” into common shares of Cosan in connection with its Initial Public Offering. On November 7, 2005, IFC informed Cosan S.A. of its intention to exercise the conversion option in relation to the amount of US$5,000, which was converted into 686,750 common shares on November 16, 2005.

14

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term Debt--Continued

IFC - International Finance Corporation--Continued

Interest on these loans is due on a semi-annual basis and is payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes Cosan S.A.’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lump sum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 equal installments payable every six months beginning July 15, 2007. The debt is secured by the industrial facilities of “Usina Rafard”, with a carrying value of US$5,400 at April 30, 2008, and is guaranteed by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

Cosan S.A., together with its controlling shareholder and its subsidiaries, entered into a Shareholders Agreement with IFC, whereby tag along rights and a put option have been granted to IFC, which requires Cosan S.A.’s controlling shareholders to hold a minimum interest of 51% in Cosan’s share capital.

Perpetual notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan S.A. and by Usina da Barra.

Cosan S.A. and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: limitation on transactions with shareholders and affiliated companies; and limitation on payment of dividends and other payments affecting subsidiaries. At July 31, 2008, Cosan S.A. was in compliance with all debt covenants.

15

 COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

7.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments

	July 31, 2008	April 30, 2008
Tax contingencies	481,024	435,591
Civil and labor contingencies	64,025	58,507
	545,049	494,098

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets in the balance sheets, amounting to US$30,159 at July 31, 2008 (US$27,265 at April 30, 2008), have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

Tax contingencies mainly refer to suits filed by Cosan S.A. and its subsidiaries, discussing several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA- Sugar and Ethanol Institute, and the Excise tax (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS, which as described as follows:

	July 31, 2008	April 30, 2008
Credit premium – IPI	163,414	149,192
PIS and Cofins	91,221	83,615
IPI credits	55,546	51,046
Contribution to IAA	51,283	47,183
IPI – Federal VAT	33,624	30,835
ICMS credits	29,026	25,916
Other	56,910	47,804
	481,024	435,591

16

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

7.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments--Continued

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities in Brazil relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	July 31, 2008	April 30, 2008
IPI Premium Credit (RP 67/98)	97,290	89,343
Withholding Income Tax	99,899	91,807
ICMS – State VAT	50,562	42,445
IAA – Sugar and Ethanol Institute	30,246	27,970
IPI – Federal Value-added tax	47,352	43,505
INSS	9,172	8,376
Civil and labor	46,189	33,739
Other	36,484	27,348
	417,194	364,533

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government’s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses in 2007.  These fees remain unpaid at July 31, 2008.

At July 31, 2008, these amounts were monetarily restated by the IPCA-E, totaling US$218,435 and US$26,212 (US$202,822 and US$24,339 at April 30, 2008), corresponding to related suit and lawyers’ fees, respectively.

17

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Income Taxes

As mentioned in note 1, the Company is an exempted company located in Bermuda. Nevertheless, the Company’s subsidiaries located in Brazil file income tax returns in the Brazilian federal jurisdiction. These subsidiaries are no longer subject to Brazilian federal income tax examinations by tax authorities for years before December 31, 2002. Additionally, Cosan S.A. has not been under a Brazilian Internal Revenue Service (IRS) income tax examination for 2003 through 2007.

 Effective May 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. Also, FIN 48 excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

 Prior to the adoption of FIN 48, the Company recognized tax benefits of uncertain tax positions only if it was probable that the positions would be sustained. There was no retained earnings impact upon adoption of FIN 48 as no additional tax position met the recognition threshold under FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2008	23,656
Accrued interest on unrecognized tax benefit	1,020
Settlements	(285)
Effect of foreign currency translation	2,391
Balance at July 31, 2008	26,782

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

18

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

9.	Fair Value Measurements

Effective May 1, 2008, Cosan adopted SFAS 157, Fair Value Measurements, for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Marketable securities

When quoted market prices are unobservable, we use other relevant information including market interest rate curves. These investments are included in Level 2 and primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in Reais with Inter Deposit Rates (CDI) and investments founds which are indexed in U.S. dollars with international prime banks, remunerated at an average rate of 2.6% p.a..

19

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

9.	Fair Value Measurements--Continued

Derivatives

We use closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps and foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis at July 31, 2008.

	Level 1	Level 2	Total
Assets
Marketable Securities	-	804,177	804,177
Derivatives	-	65,337	65,337
Total	-	869,514	869,514

Liabilities
Derivatives	(73,102)	(28,960)	(102,062)
Total	(73,102)	(28,960)	(102,062)

10.	Share-Based Compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A. officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, Cosan S.A.’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan S.A. related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remains to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

20

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

10.	Share-Based Compensation--Continued

According to the market value on the date of issuance, the exercise price is US$3.90 (three dollars and sixty two cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A. related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions for the three-month period ended July 31, 2008:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	3.90	3.90
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	7.88	11.61

As of July 31, 2008 the amount of US$12,673 related to the unrecognized stock option compensation cost is expected to be recognized in 2 years. Cosan S.A. currently has no shares in treasury.

21

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

10.	Share-Based Compensation--Continued

On November 19, 2007 and on December 11, 2007 the holders of stock options exercised 922,947 and 38,725 options, respectively. As of July 31, 2008 there were 2,373,341 options outstanding with a weighted-average exercise price of US$3.90.

11.	Segment Information

a. Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has three segments: sugar, ethanol and others group. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

22

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

11.	Segment Information--Continued

a. Segment information--Continued

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP as Cosan S.A. is the operating subsidiary. We evaluate segment performance based on information generated from the statutory accounting records.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

Measurement of segment profit or loss and segment assets

Cosan S.A. evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan S.A. is adjusted EBIT (earnings before interests and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

23

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

11.	Segment Information--Continued

a. Segment information--Continued

Measurement of segment profit or loss and segment assets--Continued

	July 31,
	2008	2007
Net sales - Brazilian GAAP
Sugar	216,973	190,074
Ethanol	148,884	84,722
Others	27,941	25,715
Total	393,798	300,511
Reconciling items to U.S. GAAP
Sugar	224	789
Ethanol	-	-
Others	-	-
Total	224	789
Total net sales	394,022	301,300

Segment operating income (loss) - Brazilian GAAP
Sugar	(59,413)	(41,325)
Ethanol	(40,768)	(18,420)
Others	(7,651)	(5,591)
Operating income (loss) - Brazilian GAAP	(107,832)	(65,336)
Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	5,580	10,836
Ethanol	3,828	4,830
Others	718	1,466
	10,126	17,132
Other adjustments
Sugar	2,023	(216)
Ethanol	1,235	(448)
Others	231	(136)
Total sugar	(51,810)	(30,705)
Total ethanol	(35,705)	(14,038)
Total others	(6,702)	(4,261)
Operating loss - U.S. GAAP	(94,217)	(49,004)

24

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

11.	Segment Information--Continued

b. Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the three-month periods ended July 31, as a percentage of either domestic or international sales of sugar:

Market	Customer	2008	2007
International	Fluxo – Cane Overseas Ltd	34%	30%
	Sucres et Denrées	13%	25%
	Tate & Lyle International	9%	12%
	Ableman Trading Limited	5%	-
	Coimex Trading Ltd	4%	13%

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the three-month periods ended July 31, as a percentage of either domestic or international sales of ethanol:

Market	Customer	2008	2007
International	Vertical UK LLP	10%	35%
	Vitol Inc.	5%	26%
	Morgan Stanley Capital Group Inc.	9%	-
	Sekab Biofuels & Chemicals	3%	-
	Bauche Energy Br Com Imp Exp Ltda	2%	-
	Alcotra S.A.	2%	-

Domestic	Shell Brasil Ltda.	21%	34%
	Euro Petróleo do Brasil Ltda.	13%	26%
	Petrobrás Distribuidora S.A.	8%	13%
	Cia Brasileira de Petróleo Ipiranga	4%	-
	Alesat Combustíveis S.A.	4%	-

25

COSAN LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--Continued
 (In thousands of U.S. dollars, unless otherwise stated)

12.	Subsequent Event

Incorporation of a New Subsidiary

On August 28, 2008, Cosan S.A. announced the incorporation of a new subsidiary named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil by pinpointing rural properties likely to have a sharp increase in value, and intended for later leasing and/or sale. The initial capital contribution in this undertaking reached US$185 million, of which US$35 million was invested by Cosan S.A. (18.9%) and US$150 million by other shareholders (81.1%). According to the shareholders agreement executed on the same date, the Company will hold the common shares of Radar through majority of votes of the Board of Directors and may subscribe for 20% of Radar’s capital over the upcoming 10 years for the same amount of the initial capital contribution.

Annual and Special General Shareholders Meeting

On August 29, 2008, Cosan S.A. held an Annual and Special General Shareholders Meeting and unanimously approved the following:

▪	Approval of the financial statements and management report for the year ended April 30, 2008;
▪	Election of members of the Board of Directors and Supervisory Board, as well as their related deputies;
▪	Establishment of the global compensation of management and members of the Supervisory Board;
▪	Shareholders’ analysis of the acquisition of Usina Benálcool S.A.; and
▪	Modification of the end of fiscal year from April 30 to March 31 of each year, with eventual amendments to the Company’s articles of incorporation.

26

Unconsolidated and Consolidated Quarterly Financial Information

Cosan S.A. Indústria e Comércio

July 31, 2008

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

July 31, 2008

Contents

Special Review Report of Independent Auditors	1

Unaudited Quarterly Financial Information

Balance Sheets	3
Unaudited Statements of Operations	5
Notes to the Unaudited Quarterly Financial Information	6
Report on Company’s Performance (Consolidated)	43
Other Company’s Relevant Information	65

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

1.
We have performed a special review of the accompanying Quarterly Financial Information of Cosan S.A. Indústria e Comércio (parent company and consolidated) for the quarter ended July 31, 2008, including the balance sheets, statements of operations and cash flows, report on the Company’s performance and explanatory notes, prepared under the management’s responsibility.

2.
Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Board of Accountancy (CFC), which comprised principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the Quarterly Financial Information; and (b) review of information and subsequent events which have, or could have, significant effects on the Company’s operations and financial position.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with specific standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information, including CVM Ruling No. 469/08.

4.
As mentioned in Note 2, Law No. 11638 enacted on December 28, 2007 became effective on January 1, 2008. This Law has modified, revoked and introduced new rules to Law No. 6404/76 (Corporation Law), which resulted in changes in accounting practices adopted in Brazil. While such law has already taken effect, some changes depend on standards to be set by regulators so that they can be applied by companies. Accordingly, in this transition phase, CVM Ruling No. 469/08 allowed non-application of the provisions of Law No. 11638/07 for preparation of Quarterly Financial Information (ITR). As a consequence, the accounting information contained in the Quarterly Financial Information (ITR) for the quarter ended July 31, 2008 was prepared in accordance with specific CVM rulings and do not reflect all the changes in accounting practices introduced by Law No. 11638/07. As described in Note 2, the application of supplementary CVM rulings on the adoption of Law No. 11638/07 did not significantly affect the Company’s financial statements for the quarter ended July 31, 2008 or for any other prior periods presented.

5.
The balance sheets as of April 30, 2008 and notes thereto, presented for comparative purposes, were examined by us, and our unqualified opinion was issued on June 6, 2008. The statements of operations and cash flows and notes thereto for the quarter ended July 31, 2007, presented for comparative purposes, were reviewed by us, and our special review report issued on September 10, 2007 did not contain any qualification.

São Paulo, August 29, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

BALANCE SHEETS
July 31, 2008 and April 30, 2008
(In thousands of reais)

		Parent Company		Consolidated
		07/31/08	04/30/08	07/31/08	04/30/08
		(Unaudited)		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	Note 4	34,303	17,117	90,449	65,843
Marketable securities	Note 5	479,774	908,040	543,478	944,245
Trade accounts receivable		46,469	46,159	115,483	215,238
Derivative financial instruments		88,404	86,533	88,404	86,533
Inventories	Note 6	360,158	229,686	905,595	570,518
Advances to suppliers	Note 7	93,964	83,564	252,326	226,119
Related parties	Note 8	842,602	591,115	1,115	16,305
Other assets		56,593	68,008	143,169	158,804
Total current assets		2,002,267	2,030,222	2,140,019	2,283,605

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 15	-	-	342,201	342,201
CTNs-Restricted Brazilian Treasury Bills	Note 14	25,348	23,362	164,811	151,687
Deferred income and social contribution taxes	Note 13.b	73,692	81,744	386,698	357,032
Advances to suppliers	Note 7	23,988	14,341	88,171	77,342
Other assets		23,986	24,605	124,095	124,321
Permanent assets
Investments	Note 9	1,908,696	1,954,588	124,225	120,312
Property, plant and equipment	Note 10	854,015	880,886	2,864,722	2,771,359
Intangible	Note 11	421,410	437,899	1,115,561	1,160,670
Deferred charges		11,018	-	18,043	4,938
Total noncurrent assets		3,342,153	3,417,425	5,228,527	5,109,862

Total assets		5,344,420	5,447,647	7,368,546	7,393,467

		Parent Company		Consolidated
		07/31/08	04/30/08	07/31/08	04/30/08
		(Unaudited)		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and financing	Note 14	46,910	53,790	66,367	83,344
Derivative financial instruments		13,088	41,852	13,088	41,852
Trade accounts payable		136,633	59,300	331,567	190,990
Salaries payable		50,284	32,983	118,968	80,704
Taxes and social contributions payable	Note 12	30,653	33,031	114,951	116,090
Advances from customers		4,007	6,470	25,488	26,348
Related parties	Note 8	36,270	22,571	-	-
Deferred income and social contribution taxes on revaluation reserve		-	-	5,486	5,486
Other liabilities		6,691	12,908	17,464	32,878
Total current liabilities		324,536	262,905	693,379	577,692

Noncurrent liabilities
Loans and financing	Note 14	920,429	985,541	2,047,935	2,136,157
Taxes and social contributions payable	Note 12	48,841	51,091	351,532	359,315
Related parties	Note 8	577,292	621,733	-	-
Provision for judicial demands	Note 15	202,366	196,997	849,797	832,425
Advances from customers		-	-	-	-
Deferred income and social contribution taxes on revaluation reserve		-	-	24,493	27,601
Other liabilities		3,299	3,580	116,787	116,761
Total noncurrent liabilities		1,752,227	1,858,942	3,390,544	3,472,259

Minority shareholders’ interest		-	-	16,966	17,716

Shareholders’ equity	Note 16
Capital		2,935,268	2,935,268	2,935,268	2,935,268
Revaluation reserves		194,153	194,368	194,153	194,368
Legal reserve		15,954	15,954	15,954	15,954
Reserve for new investments and upgrading		180,210	180,210	180,210	180,210
Accumulated losses		(57,928)	-	(57,928)	-
Total shareholders’ equity		3,267,657	3,325,800	3,267,657	3,325,800
Total liabilities and shareholders’ equity		5,344,420	5,447,647	7,368,546	7,393,467

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNAUDITED STATEMENTS OF OPERATIONS
Quarters ended July 31, 2008 and 2007
(In thousands of reais, except for the income (loss) per share)

		Quarter
		Parent Company		Consolidated
		2008	2007	2008	2007
Gross operating revenue
Sales of goods and services		359,764	376,264	692,669	636,444
Taxes and sales deductions		(24,619)	(16,250)	(53,079)	(44,731)
Net operating revenue		335,145	360,014	639,590	591,713

Cost of goods sold and services rendered		(331,192)	(331,716)	(626,027)	(548,010)

Gross profit		3,953	28,298	13,563	43,703

Operating income (expenses)
Selling expenses		(35,155)	(27,304)	(85,708)	(61,083)
General and administrative expenses		(35,207)	(33,971)	(58,276)	(54,826)
Management fees	Note 17	(1,452)	(1,718)	(1,452)	(2,175)
Financial income (expenses), net	Note 18	138,684	171,100	86,937	150,842
Earnings (losses) on equity investments	Note 9	(89,882)	(49,105)	160	118
Goodwill amortization		(16,489)	(36,119)	(40,385)	(55,968)
Other operating income (expenses), net		(1,834)	(3,803)	(638)	(1,481)
		(41,335)	19,080	(99,362)	(24,573)
Operating income (loss)		(37,382)	47,378	(85,799)	19,130

Nonoperating result		969	868	4,502	2,954
Income (loss) before income and social contribution taxes		(36,413)	48,246	(81,297)	22,084

Income and social contribution taxes	Note 13	(21,730)	(34,579)	22,404	(9,047)

Minority shareholders’ interest		-	-	750	630

Net income (loss) for the period		(58,143)	13,667	(58,143)	13,667
Earnings (loss) per share – in Reais		(0.21)	0.07

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION
July 31, 2008 and April 30, 2008
(In thousands of reais)

1.	Operations

The primary activity of Cosan S.A. Indústria e Comércio (“Company” or “Cosan”), with principal place of business in the city of Piracicaba, São Paulo, and its subsidiaries is the manufacturing and trading of sugar, ethanol and co-generation of electricity from sugarcane both of their own plantations and third parties. The Company has 18 producing units, all located in the São Paulo State, with a nominal capacity of milling 45 million tons of sugarcane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated ethanol. The Company activities are still linked with those of its subsidiary Cosan Operadora Portuária S.A. and affiliate TEAS - Terminal Exportador de Álcool de Santos S.A., which consist mainly in the logistic support to export of sugar and ethanol by the Company.

As disclosed in the financial statements for the year ended April 30, 2008, Cosan executed a share purchase and sale agreement on April 23, 2008 with Exxon Mobil International Holdings BV, in order to acquire 100% of shares of Esso Brasileira de Petróleo Ltda. (“Esso”). The completion of such operation will depend on complying with certain clauses of the referred to agreement at the end of the transition period. During the quarter ended July 31, 2008 and to the present date, the transition process had no significant changes, thus without any impact on this quarterly information. Whereas Esso is still independently managed, with no kind of involvement of the Cosan Group, the majority shareholding will be actually held only at the end of the transition period.

2.	Basis of Preparation and Presentation of the Financial Statements

The quarterly information is the responsibility of the Company’s management and was prepared according to the accounting practices adopted in Brazil, to the standards of the Brazilian Securities Commission (CVM) and to the rules of the Sao Paulo Stock Exchange (BOVESPA) applicable to companies operating in the so-called “Novo Mercado”, not including all disclosures usually necessary in annual financial statements or those required by the accounting practices adopted in Brazil for complete financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

2.	Basis of Preparation and Presentation of the Financial Statements--Continued

The preparation of quarterly information involves the use of accounting estimates. Such estimates were based on objective and subjective aspects considering management’s judgment to determine the adequate amount to be recorded in the quarterly information. Significant items subject to these estimates and assumptions include the selection of useful lives of fixed assets and their recovery in operations, risk credit analysis to determine the allowance for doubtful accounts, and the analyses of other risks to determine other provisions, including the provision for contingencies, and the valuation of financial instruments and other assets and liabilities at the balance sheet date.

Actual results may significantly differ from these estimates once the underlying transactions are settled due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

Assets and liabilities are classified as current when these items are likely to be settled or realized within 12 months, or otherwise classified as noncurrent. Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign currency translation gains and losses are recognized in the statements of income. Assets and liabilities of foreign subsidiaries were translated into reais at the foreign exchange rate in force at the balance sheet date and the results of operations were translated at the average exchange rate for the period.

On January 29, 2008, the CVM issued Resolution No. 534 to approve Technical Pronouncement CPC 02, effective for years ended on or after December 2008.

The objective of this pronouncement is to determine how to include foreign currency transactions and foreign transactions in the financial statements of an entity in Brazil and how to translate them from foreign entity into the reporting currency of the financial statements in Brazil for recording equity pickup, full or proportional consolidation, as well as how to translate the financial statements of an entity in Brazil into another currency. CPC 02 also introduces the concept of functional currency, a concept not previously observed in accordance with accounting practices adopted in Brazil.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

3.	Basis of Preparation and Presentation of the Financial Statements--Continued

Since CPC 02 has been recently issued, the Company is currently assessing the effects and its adoption of this pronouncement on its financial position. The Company is assessing possible effects thereof on the financial statements for the period ending March 31, 2009.

With a view to providing supplementary information to the market, the statements of cash flow are presented herein, and were prepared in accordance with Accounting Standards and Procedures NPC 20, issued by the Brazilian Institute of Independent Auditors (IBRACON), taking into consideration significant transactions that had influence on the cash and cash equivalents of the Company and subsidiaries, and their presentation is divided into operating, investing and financing activities. On August 13, 2008, the CVM approved, through Resolution No. 547, Technical Pronouncement CPC 03, from Brazilian FASB, on the Cash Flow Statement (CFS). At present, the Company is assessing the possible effects of the adoption of such pronouncement on its financial statements for the period ending March 31, 2009.

The results for the quarter ended July 31, 2008 are not necessarily and indication of results that may be expected for the year ending March 31, 2009.

The quarterly information and notes thereto, except as otherwise stated, are in thousands of reais.

Consolidation of financial statements

The consolidated financial statements were prepared in accordance with the basic principles of consolidation. The consolidation process includes the following principal procedures:

a)	Intercompany assets and liabilities are eliminated;
b)	Equity investments in subsidiaries, proportionate to the parent company interest in the shareholders’ equity of subsidiaries, are eliminated;
c)	Intercompany revenues and expenses are eliminated; and
d)	Significant unearned intercompany income is eliminated, when relevant.

The fiscal year of the consolidated companies is the same as that of the Company.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

2.	Basis of Preparation and Presentation of the Financial Statements--Continued

Consolidation of financial statements--Continued

Consolidated companies are listed below:

	Interest as of
	July 31, 2008		April 30, 2008
	Direct	Indirect	Direct	Indirect
Cosan Operadora Portuária S.A.	90.0%	-	90.0%	-
Administração de Participações Aguassanta Ltda.	91.5%	-	91.5%	-
Agrícola Ponte Alta S.A.	-	99.1%	-	99.1%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	-	99.9%	-
FBA Bioenergia S.A.	100.0%	-	100.0%	-
Barra Bioenergia S.A.	100.0%	99.1%	-	99.1%
Cosan International Universal Corporation	100.0%	-	100.0%	-
Cosan Finance Limited	100.0%	-	100.0%	-
DaBarra Alimentos Ltda.	-	99.1%	-	99.1%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	99.1%	-	0.1%
Usina da Barra S.A. Açúcar e Álcool	89.9%	9.2%	89.9%	99.1%
Grançucar S.A. Refinadora de Açúcar	99.9%	0.1%	99.9%	0.1%
Cosan Centroeste S.A. Açúcar e Álcool	-	99.1%	-	99.1%
Usina Santa Luíza S.A.	-	33.0%	-	33.0%
Benálcool Açúcar e Álcool S.A.	-	99.1%	-	99.1%
Barrapar Participações Ltda.	-	99.1%	-	-
Aliança Indústria e Comércio de Açúcar e Álcool Ltda.	-	99.1%	-	-
Santa Cecília Agro-industrial S.A. (1)	-	33.0%	-	-

(1) Company incorporated over the quarter ended July 31, 2008, as mentioned in Note 9.

Changes in preparation and reporting of financial statements

On December 28, 2007, Law No. 11638 (the “Law”) was approved by the President of Brazil. This law makes amendments and revokes provisions of Brazil’s Corporation Law. These changes introduced by such law are primarily aimed towards full convergence between accounting practices adopted in Brazil and international financial reporting standards (IFRS).

On May 2, 2008, the CVM issued Ruling No. 469 (“Ruling”) which partially disciplined the Law, establishing minimum requirements to be followed for presentation of quarterly financial statements. This Ruling, under certain conditions, made it optional to fully adopt the provisions of the Law. Company management did not opt for this alternative, and accordingly, adopted the Law in accordance with the provisions required by such Ruling for presenting its quarterly information.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

2.	Basis of Preparation and Presentation of the Financial Statements--Continued

Changes in preparation and reporting of financial statements--Continued

Among significant changes to the accounting standards, we single out below only those which, in a preliminary analysis by Company management, may affect the financial statements of the Company and of its subsidiaries:

•
Compensation based on executive and employee stock purchase options. The Company disclosed in Note 21, the terms of its Stock Purchase Option Plan and possible accounting effects existing as of the date of the quarterly information;

•
The concept of discount to present value is now applied to long-term assets and liabilities, as well as to short-term assets and liabilities having a significant effect on financial reporting. The Company did not identify any operations that could have significant effects on the quarterly information for the periods reported as far as discount to present value is concerned;

•
The balances of the revaluation reserve, as determined by CVM Ruling No. 469, may be maintained through their effective realization date or reversed. The Company will disclose its option as to the referred to alternatives up until the presentation of the quarterly information for the 2nd quarter of the fiscal year ending March 31, 2009;

•
Requirements that investments in financial instruments, including derivatives, should be recorded: (i) at their market or equivalent value, whenever it involves investments for trading or available to sale; and (ii) at the acquisition cost or issue value, updated in accordance with the legal or contractual provisions, adjusted to the probable realizable value, whenever it is lower. The Company and its subsidiaries will apply these changes when a specific standard is issued on the matter. At present, for disclosure purposes only, the Company records its derivative financial instruments at market, as set out in Note 19; and,

•	Inclusion of the Statement of Value Added (SVA) in the set of financial statements. Company management will present this statement when preparing its annual financial statements as of March 31, 2009.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

2.	Basis of Preparation and Presentation of the Financial Statements--Continued

Changes in preparation and reporting of financial statements--Continued

Given that these changes have recently taken effect and that some of these changes depend on standards to be set by regulators so that they can be fully applied, Company management is still assessing all the effects that such changes might have on its quarterly information and results for the periods.

3.	Summary of Significant Accounting Practices

The accounting practices adopted to prepare the quarterly financial information are consistent with those reported in the financial statements as of April 30, 2008, other than the provisions introduced in quarterly financial information by CVM Ruling No. 469/08.

4.	Cash and Cash Equivalents

	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
Cash	46	45	107	151
“Overnight” investments	-	-	12,743	37,161
Bank checking accounts	11,272	13,119	39,435	22,223
Amounts pending foreign exchange closing	22,985	3,953	38,164	6,308
	34,303	17,117	90,449	65,843

The balance of Overnight investments refer to financial investments in US dollars made with highly-rated banks, are remunerated according to the “Federal Funds” rate and may be promptly redeemed.

Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

5.	Marketable Securities

At July 31,2008, the balance of Marketable Securities in the amount of R$479,774 (R$908,040 at April 30, 2008) for the Company, and R$543,478 (R$944,245 at April 30, 2008), consolidated, correspond to investments in Bank Deposit Certificates – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 102.1% of the Interbank Deposit Certificate - CDI.

6.	Inventories

	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
Finished goods:
Sugar	90,742	23,320	229,013	53,488
Ethanol	91,766	8,396	235,781	24,801
Other	3,443	1,707	5,768	3,636
Harvest costs	121,207	141,822	305,443	356,505
Supplies and other	57,015	63,040	138,991	149,251
Provision for inventory realization and obsolescence	(4,015)	(8,599)	(9,401)	(17,163)
	360,158	229,686	905,595	570,518

7.	Advances to Suppliers

	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
Sugarcane suppliers	114,554	95,603	329,779	291,855
Equipment, material and service suppliers	3,398	2,302	10,718	11,606
	117,952	97,905	340,497	303,461
Current	(93,964)	(83,564)	(252,326)	(226,119)
Noncurrent	23,988	14,341	88,171	77,342

The noncurrent balance corresponds to advances to sugarcane suppliers, to be realized to 2012/2013.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

8.	Related Parties

	Assets
	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
Usina da Barra S.A. Açúcar e Álcool	812,382	521,708	-	-
Cosan International Universal Corporation	13,004	41,937	-	-
Cosan Operadora Portuária S.A.	15,239	16,189	-	-
Vertical UK LLP	-	5,926	1,115	16,305
Other	1,977	5,355	-	-
	842,602	591,115	1,115	16,305

	Liabilities
	Parent Company
	07/31/08	04/30/08
Cosan Finance Limited	613,562	644,304
	613,562	644,304
Current	(36,270)	(22,571)
Noncurrent	577,292	621,733

	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
Transactions involving assets
Remittance of financial resources, net of receipts and credit assignments	278,296	70,263	(28,264)	-
Advance for future capital increase	(41,652)	-	-	-
Sale of finished goods and services	41,647	190,241	13,074	-
Purchase of finished goods and services	(45,099)	(91,907)	-	-
Financial income	18,295	1,449	-	-

Transactions involving liabilities
Proceeds received as financial resources, net of payments	-	150,445	-	(667)
Financial income	(30,742)	(11,139)	-	-

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

8.	Related Parties--Continued

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

Amounts receivable from Usina da Barra S.A. Açúcar e Áldool (“Usina da Barra”) refer, basically, to advances for future deliveries of sugar and advances for future capital increase. Such amounts accrue 100% of CDI interest.

The balance payable to Cosan Finance Limited refers to export prepayment loan agreements to be settled in 2014, 2015 and 2016, which are subject to the US dollar exchange variation and Libor annual interest rate, plus spread from 4.75% to 4.85% per year.

At July 31, 2008, the Company and its subsidiary Usina da Barra were lessees of 37,599 hectares of land (35,701 hectares in 2007) (not reviewed by the independent auditors) of related companies under the same control as Cosan. The amount paid by the Company and its subsidiary to the lessors in the year ended July 31, 2008 totaled R$6,730 (R$4,676 in 2007). These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION—Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

9.	Investments

	Parent Company
	Investees		Investor
	Shareholders’ equity	Results for the period	Equity interest %		Investments		Losses on equity investments
	07/31/08	05/01/08 to 07/31/08	07/31/08	04/30/08	07/31/08	04/30/08	05/01/08 to 07/31/08	05/01/07 to 07/31/07
Administração de Participações Aguassanta Ltda.	148,154	(10,195)	91.5	91.5	135,559	144,888	(9,329)	(8,176)
Usina da Barra S.A. Açúcar e Álcool	1,475,044	(101,394)	89.9	89.9	1,326,139	1,417,303	(91,164)	(41,962)
Cosan Operadora Portuária S.A.	36,914	1,623	90.0	90.0	33,221	31,760	1,461	1,532
TEAS - Terminal Exportador de Álcool de Santos S.A.	44,663	323	32.0	32.0	14,292	14,132	160	118
Cosan Distribuidora de Combutíveis Ltda.	25	(35)	99.9	99.9	25	60	(35)	(48)
Cosan S.A. Bioenergia (1)	140,575	-	100.0	100.0	265,561	223,909	-	-
Grançucar S.A. Refinadora de Açúcar (2)	3,243	-	99.9	99.9	26	26	-	-
Cosan International Universal Corporation	9,011	4,777	100.0	100.0	9,011	4,660	4,777	-
Cosan Finance Limited	14,948	4,248	100.0	100.0	14,948	11,689	4,248	-
Rezende Barbosa S.A. Administração e Participações (3)	-	-	-	-	100,000	100,000	-	-
Other investments (4)	-	-	-	-	9,914	6,161	-	(569)
					1,908,696	1,954,588	(89,882)	(49,105)

(1)	Includes balance of advance for future capital increase for R$124,986 at July 31, 2008 (R$83,334 at April 30, 2008);
(2)	The investment balance is net of valuation allowance for R$3,217;
(3)	Advance for future acquisition of investment; and,
(4)	Losses on equity investments column includes results for Etanol Participações S.A.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

9.	Investments--Continued

	Parent Company	Consolidated
Opening balances	1,954,588	120,312
Earnings (losses) on equity investments	(89,882)	160
Acquisition of investments	3,753	3,753
Advance for future capital increase	41,652	-
Currency translation adjustment	(1,415)	-
Closing balances	1,908,696	124,225

At July 31, 2008 subsidiary Usina da Barra, together with other shareholders, incorporated a new company named Santa Cecília Agro-Industrial S.A., which is engaged in providing alternatives to exploration and management of assets contributed by shareholders to that company. The amount contributed by Usina da Barra is R$16,356, which is equivalent to a 33.33% equity interest.

10.	Property, Plant and Equipment

		Parent Company
		07/31/08				04/30/08
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	73,121	108,150	-	181,271	181,171
Machinery, equipment and installations	10.85	374,591	-	(204,923)	169,668	161,994
Vehicles	21.54	44,669	-	(29,566)	15,103	14,032
Furniture, fixtures and computer equipment	18.43	61,282	-	(20,262)	41,020	42,863
Buildings and improvements	4.00	146,057	-	(23,589)	122,468	123,281
Construction in progress	-	54,995	-	-	54,995	58,617
Sugarcane planting costs	20.00	356,844	-	(129,631)	227,213	230,801
Parts and components to be periodically replaced	100.00	64,548	-	(25,009)	39,539	64,549
Other	-	2,738	-	-	2,738	3,578
		1,178,845	108,150	(432,980)	854,015	880,886

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

10.	Property, Plant and Equipment--Continued

		Consolidated
		07/31/08				04/30/08
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	224,351	362,615	-	586,966	584,931
Machinery, equipment and installations	12.48	1,107,870	141,452	(833,395)	415,927	397,079
Vehicles	21.21	124,278	8,979	(98,045)	35,212	34,512
Furniture, fixtures and computer equipment	17.38	90,463	107	(39,916)	50,654	52,445
Buildings and improvements	4.10	360,424	54,264	(122,036)	292,652	296,325
Construction in progress	-	582,241	-	-	582,241	481,402
Sugarcane planting costs	20.00	1,035,791	-	(404,104)	631,687	628,979
Parts and components to be periodically replaced	100.00	144,978	-	(53,943)	91,035	152,509
Advances for fixed asset purchases	-	179,680	-	-	179,680	144,439
Other	-	1,885	-	-	1,885	1,955
Property, plant and equipment impairment loss		(3,217)	-	-	(3,217)	(3,217)
		3,848,744	567,417	(1,551,439)	2,864,722	2,771,359

The consolidated balance of construction in progress and advances for fixed asset purchases corresponds, substantially, to investments in co-generation capacity, upgrading and expansion of industrial plants, expanding warehousing capacity, and advances for machinery and equipment purchases by electric power co-generation plants.

On July 31, 2008, consolidated property, plant and equipment included the amount of R$420,195 (R$423,977 at April 30, 2008) corresponding to the net revaluation balance.

The consolidated results for the quarter ended July 31, 2008 consist of R$3,782 (R$4,962 at July 31, 2007) in regard of depreciation of revalued assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

11.	Intangible

Refers substantially to goodwill paid on expected profit. Balances at July 31, 2008 and April 30, 2008 are as follows:

	Average annual amortization rates (%)	Parent Company
		07/31/08			04/30/08
		Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(44,604)	19,116	22,302
Goodwill on the acquisition of Grupo Mundial	10	127,953	(31,988)	95,965	99,164
Goodwill on the payment of capital of Mundial	10	21,142	(4,933)	16,209	16,738
Goodwill on the acquisition of Corona (ABC 125 and ABC 126)	10	267,824	(66,958)	200,866	207,563
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(25,911)	89,254	92,132
		595,804	(174,394)	421,410	437,899

	Average annual amortization rates (%)	Consolidated
		07/31/08			04/30/08
		Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(44,604)	19,116	22,302
Goodwill on the acquisition of Usina da Barra	20	35,242	(29,984)	5,258	7,019
Goodwill on the constitution of FBA	10	22,992	(17,053)	5,939	6,514
Goodwill on the acquisition of Univalem S.A. Açúcar e Álcool	10	24,118	(17,492)	6,626	7,228
Goodwill on the acquisition of Grupo Destivale	10	69,918	(22,763)	47,155	48,904
Goodwill on the acquisition of Grupo Mundial	10	127,953	(31,988)	95,965	99,163
Goodwill on the payment of capital of Mundial	10	21,142	(4,933)	16,209	16,738
Goodwill on the acquisition of Corona	10	818,831	(201,227)	617,604	638,076
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(25,911)	89,254	92,132
Goodwill on the acquisition of Usina Santa Luiza	10	55,787	(4,908)	50,879	53,948
Goodwill on the acquisition of Benálcool	10	166,640	(6,944)	159,696	168,646
Goodwill on the acquisition of Aliança	-	1,860	-	1,860	-
		1,523,368	(407,807)	1,115,561	1,160,670

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

12.	Taxes and Social Contributions Payable

	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
ICMS – State VAT	901	5,726	9,561	16,837
INSS – Social Security	8,538	7,045	24,054	20,650
PIS – Social Integration Program	431	595	3,755	4,119
COFINS – Social Security Financing	1,984	2,736	17,078	18,749
Tax Recovery Program – REFIS	-	-	282,693	285,119
Special Tax Payment Program – PAES	56,176	58,073	78,599	81,469
Income and social contribution taxes payable	3,225	4,249	27,916	29,032
Other	8,239	5,698	22,827	19,430
	79,494	84,122	466,483	475,405
Current liabilities	(30,653)	(33,031)	(114,951)	(116,090)
Noncurrent liabilities	48,841	51,091	351,532	359,315
Noncurrent amounts will become due as follows:

	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
13 to 24 months	11,324	11,192	40,394	38,741
25 to 36 months	11,032	11,078	39,386	38,224
37 to 48 months	10,624	10,507	38,493	36,920
49 to 60 months	10,479	10,521	35,851	35,905
61 to 72 months	1,056	3,273	20,458	22,045
73 to 84 months	976	965	20,378	19,069
85 to 96 months	976	965	20,378	19,069
Above 97 months	2,374	2,590	136,194	149,342
	48,841	51,091	351,532	359,315

Tax Recovery Program - REFIS

In 2000, several subsidiaries applied to pay their tax payables in installments based on the Tax Recovery Program - REFIS, approved by Law No. 9964, of April 10, 2000. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

12.	Taxes and Social Contributions Payable--Continued

Tax Recovery Program – REFIS--Continued

The balances on July 31, 2008 and April 30, 2008 are as follows:

	Consolidated
	07/31/08	04/30/08
Original amount:
Principal	166,921	166,921
Penalty	50,714	50,714
Interest	81,358	81,358
Legal fees and charges	17,212	17,212
Offset of income and social contribution tax loss carryforward against the debt	(23,977)	(23,977)
	292,228	292,228
Charges based upon TJLP variation	117,465	114,935
Payments made	(127,000)	(122,044)
	282,693	285,119
Current liabilities	(18,705)	(17,414)
Noncurrent liabilities	263,988	267,705

Special Tax Payment Program - PAES

By using the benefit granted by the Special Tax Payment Program – PAES, under the terms of Law No. 10684 published on May 31, 2003, the Company and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF, the FNDE (National Fund for Economic Development) and the INSS. Installments are adjusted monthly based upon the TJLP variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

12.	Taxes and Social Contributions Payable--Continued

Special Tax Payment Program – PAES--Continued

To date, the tax authorities have not yet officially confirmed the amount of total consolidated debts. According to the Company and its subsidiaries, the consolidated debts on July 31, 2008 and April 30, 2008 are as follows:

	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
Tax debts including restatement up to the date of adherence to the program:
SRF/FNDE taxes	62,093	62,093	83,914	83,914
INSS contributions	13,216	13,216	24,709	24,709
Amortization	(44,435)	(41,902)	(66,201)	(62,440)
Monetary restatement	25,302	24,666	36,177	35,286
	56,176	58,073	78,599	81,469
Current installments	(10,171)	(10,059)	(15,101)	(14,935)
Noncurrent installments	46,005	48,014	63,498	66,534

Installments have been paid based on 1.5% of the Company’s revenues, considering a minimum of 120 and a maximum of 180 installments.

General considerations

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly with the regular payment of the installments as required by law and of the taxes becoming due.

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filling.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

13.	Income and Social Contribution Taxes

a) Reconciliation of income and social contribution tax expenses:

	Parent Company		Consolidated
	05/01/08 to 07/31/08	05/01/07 to 07/31/07	05/01/08 to 07/31/08	05/01/07 to 07/31/07
Income (loss) before income and social contribution taxes	(36,413)	48,246	(81,297)	22,084
Income and social contribution taxes at nominal rate (34%)	12,380	(16,404)	27,641	(7,509)
Adjustments to calculate effective rate:
Earnings (losses) on equity investments	(30,560)	(16,696)	54	40
Non-deductible goodwill amortization	(569)	(838)	(1,415)	(838)
Non-deductible donations and contributions	(580)	(421)	(1,063)	(864)
Other	(2,401)	(220)	(2,813)	124
Total current and deferred taxes	(21,730)	(34,579)	22,404	(9,047)
Effective rate	-	71.67%	-	40.97%

b) Deferred income and social contribution tax assets:

	Parent Company
	07/31/08				04/30/08
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences	125,087	31,272	11,258	42,530	44,351
Income tax losses	91,628	22,907	-	22,907	27,489
Social contribution tax losses	91,729	-	8,255	8,255	9,904
Deferred taxes - noncurrent assets		54,179	19,513	73,692	81,744

	Consolidated
	07/31/08				04/30/08
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences	765,902	191,476	68,930	260,406	263,382
Income tax losses	371,421	92,855	-	92,855	68,854
Social contribution tax losses	371,523	-	33,437	33,437	24,796
Deferred taxes – noncurrent assets		284,331	102,367	386,698	357,032

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

13.	Income and Social Contribution Taxes

b) Deferred income and social contribution tax assets:--Continued

Deferred income and social contribution tax loss must be realized within 10 years, according to the Company’s and its subsidiaries’ expected profitability shown in financial projections prepared by management on the financial statements at April 30, 2008, which were examined by the Company’s supervisory board and submitted to the Board of Directors in the Annual General Shareholders Meeting. Such expectation did not change over the quarter.

Recovery of such tax credits is estimated to occur in the following years:

	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
2011	-	-	14,264	13,170
2012	5,994	6,649	37,955	35,043
From 2013 to 2015	55,704	61,790	248,900	229,805
From 2016 to 2018	11,994	13,305	85,579	79,014
	73,692	81,744	386,698	357,032

The estimates for recovery of tax credits relied on projections for taxable profits in light of various financial and business assumptions on the date the balance sheets are prepared. The estimates for realization deadline did not change over the quarter.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

14.	Loans and Financing

	Financial charges (1)		Parent Company		Consolidated			Guarantees (2)
Purpose	Index	Average annual interest rate	07/31/08	04/30/08	07/31/08	04/30/08	Final maturity	2008	2007
Senior Notes Due 2009	Dollar (US)	9.0%	57,539	60,415	57,539	60,415	November 2009	-	-

Senior Notes Due 2017	Dollar (US)	7.0%	-	-	626,640	686,559	February 2017	-	-

Perpetual notes	Dollar (US)	8.25%	718,818	774,154	718,818	774,154	-	-	-
IFC	Dollar (US)	7.44%	85,008	99,020	85,008	99,020	January 2013	Chattel mortgage	Chattel mortgage
Resolution 2471	IGP-M Corn price variation	3.95% 12.5%	96,572 137	92,868 137	583,637 738	551,828 725	December 2020 October 2025	National Treasury Securities and land mortgage	National Treasury Securities and land mortgage

Other	Several	Several	9,265	12,737	41,922	46,801	Several	Mortgage, inventories and chattel mortgage on financed assets	Mortgage, inventories and chattel mortgage on financed assets

			967,339	1,039,331	2,114,302	2,219,501
Current			(46,910)	(53,790)	(66,367)	(83,344)
Noncurrent			920,429	985,541	2,047,935	2,136,157

(1)	Financial charges at July 31, 2008, except when otherwise indicated;
(2)	All loans and financing are guaranteed by promissory notes and surety of the Company, subsidiaries and shareholders’, in addition to the securities described above.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

14.	Loans and Financing--Continued

Noncurrent loans have the following scheduled maturities:

	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
13 to 24 months	71,232	78,206	76,626	82,882
25 to 36 months	15,212	17,958	20,724	22,780
37 to 48 months	7,639	17,816	13,152	23,532
49 to 60 months	25,222	21,098	28,561	24,458
61 to 72 months	8	8	2,543	2,460
73 to 84 months	8	8	1,698	2,255
85 to 96 months	8	8	8	8
Thereafter	801,100	850,439	1,904,623	1,977,782
	920,429	985,541	2,047,935	2,136,157

Resolution No. 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. On July 31, 2008, these certificates, classified as noncurrent assets, amounted to R$25,348 (R$23,362 at April 30, 2008), at the Company and R$164,811 (R$151,687 at April 30, 2008) at consolidated. Payments pursuant to such certificates are calculated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be entirely settled in 2020 at the Company, and 2025 at consolidated.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

14.	Loans and Financing--Continued

Senior Notes

a)	Due in 2009

On October 18, 2004, the Company issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$200 million. These Senior Notes bear interest at a rate of 9% per annum, payable semi-annually in May and November of each year.

On October 25, 2007, Company advanced payment of part of this debt, reducing the amount of debt principal by R$293,151, equivalent to US$164,192 thousand, of which R$5,718, equivalent to US$3,301 thousand, was settled on November 8, 2007. This operation also involved advance settlement of interest and bonus payment in the total amount of R$31,353, which was recognized in financial income (expenses), net for the year ended at April 30, 2008. Due to the advance payment, certain restrictive covenants are not due.

The remaining debt balance, including swap, at July 31, 2008 is R$63,763 (April 30, 2008, is R$69,228).

b)	Due in 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

14.	Loans and Financing--Continued

IFC – International Finance Corporation

On June 28, 2005, the Company entered into a credit facility agreement (“Agreement”) in the total amount of US$70 million with the IFC, comprising an “A loan” of US$50 million and a “C loan” of US$20 million. The “C loan” was withdrawn on October 14, 2005 while the funds from the “A loan” were released on February 23, 2006. Under the Agreement, the Company granted to IFC an option for the total or partial conversion of the “C loan” into common shares of the Company. On November 7, 2005, IFC informed the Company of its intention to exercise the conversion option in relation to the original portion in the amount of US$5,000 (which on November 16, 2005 totaled R$10,980), which was converted into 228,750 common shares in connection with the public offering in November 2005.

Interest payments accrued on these loans are due on a semi-annual basis and are payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes the Company’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lump sum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 installments payable every six months beginning July 15, 2007. Loans are secured by the industrial facilities under “Usina Rafard”, and guaranteed by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

The Company, together with its controlling shareholder and its subsidiaries, entered into an Shareholders Agreement with IFC, whereby tag along right and a put option have been granted to IFC, which requires the Company’s controlling shareholders to hold a minimum interest of 51% in the Company’s capital.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

14.	Loans and Financing--Continued

Perpetual Notes

On January 24 and February 10, 2006, the Company issued perpetual notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and bear interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date, for their face value. Perpetual notes are secured by the Company and Usina da Barra.

Restrictive Covenants in the Loan and Financing Agreements

The Company and its subsidiaries are subject to certain covenants under loan and financing agreements, among which the following are:

•	restriction on transactions with shareholders and affiliate companies;
•	restriction on payment of dividends and other payment restrictions affecting subsidiaries;
•	restriction on guarantees granted on assets.

All restrictive covenants have been fully met by the Company and its subsidiaries.

Expenses with issue of Notes

Expenses incurred with the issuance of Senior (2009 and 2017) and Perpetual Notes are recorded as other assets, in current and noncurrent assets, respectively, and amortized up to the respective maturity date of the notes. Specifically for Perpetual Notes, amortization is calculated through their redemption date, namely February 15, 2011, at the Company’s option.

Because of the advanced payment of Senior Notes due in 2009, mentioned in item a) above, the amount of R$5,591 was reversed to the income (loss), for the year ended at April 30, 2008, as Financial income (expenses), net. The reversal amount represented the amount of expenses in proportion to the settlement of the corresponding debt on October 25, 2007.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

15.	Provision for Judicial Demands

	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
Tax	205,784	200,228	795,961	778,391
Civil and labor	8,796	8,499	101,751	100,334
	214,580	208,727	897,712	878,725
Judicial deposits	(12,214)	(11,730)	(47,915)	(46,300)
	202,366	196,997	849,797	832,425

The Company and its subsidiaries are party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business. Respective provisions for judicial demands were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of legal advisors. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

The main tax judicial demands at July 31, 2008 have not presented significant changes in comparison with April 30, 2008 and are as follows:

	Parent Company		Consolidated
Description	07/31/08	04/30/08	07/31/08	04/30/08
Credit premium – IPI	140,153	137,966	256,004	251,716
PIS and Cofins	19,505	19,264	142,907	141,075
IPI credits (NT)	-	-	87,015	86,125
Contribution to IAA	-	-	80,340	79,607
IPI – Federal VAT	9,224	9,124	52,676	52,024
ICMS credits	13,644	13,036	45,472	43,725
Income tax and social contribution	5,327	5,260	41,956	39,912
Other	17,931	15,578	89,591	84,207
	205,784	200,228	795,961	778,391

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

15.	Provision for Judicial Demands--Continued

As regards tax, labor and civil claims whose likelihood of unfavorable outcome is rated as possible, there were no significant changes over the quarter ended July 31, 2008 as to April 30, 2008, the balances of which are as follows:

	Parent Company		Consolidated
Description	07/31/08	04/30/08	07/31/08	04/30/08
Withholding income tax	156,502	154,896	156,502	154,896
IPI Premium Credit (RP 67/98)	-	-	152,414	150,739
ICMS – State VAT	7,614	7,478	79,211	71,614
IAA – Sugar and Ethanol Institute	-	-	47,383	47,191
IPI – Federal VAT	14,957	14,768	74,182	73,402
INSS	11	11	14,369	14,132
Civil and labor	37,285	36,096	72,359	56,925
Others	29,939	23,043	57,156	46,141
	246,308	236,292	653,576	615,040

Contingent credits

i)	IPI Premium Credit - BEFIEX

The subsidiary Usina da Barra has been challenging in court tax credits previously unused of approximately R$297,865 (R$294,679 at April 30, 2008), related to IPI premium credit (Decree Law No. 491, dated March 5, 1969), levied on exports made under the Special Export Program – BEFIEX, calculated for the period from May 1992 to December 2006. The subsidiary’s legal advisors believe that there are good chances of a favorable outcome in this case. These credits were neither recorded by the Company nor used to offset against other tax liabilities.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

15.	Provision for Judicial Demands--Continued

Contingent credits-Continued

ii)	Accounts receivable from Federal Government

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government, since, at the time the sector was under the Government’s control, the product prices were mandatorily established at levels that did not conform to the reality of the sector.

The indemnification suits are still being challenged in court and, as such, were not recorded in the subsidiary’s financial statements as of April 30, 2007. However, on February 28, 2007, the subsidiary recognized a gain in the statement of operations for the period, in the amount of R$318,358, corresponding to one of the above-mentioned suits, for which a final and unappealable decision was rendered in favor of subsidiary. Since the recorded amount is substantially composed of interest and monetary restatement, it was recognized under Financial income (expenses), net, against the Accounts receivable from Federal Government, under noncurrent assets. The Company is expecting a final decision regarding the form of payment, which should take place by means of securities issued in connection with public debts, to be received in 10 years, after the final decision is handed down for the enforcement proceeding. The Company, based on the opinion of its legal advisors, estimates that the discussion on the enforcement proceeding will be concluded in three years. The amounts are likely to be monetarily restated by the inflation rate IPCA-E. The lawyers’ fees referring to this suit was recognized in General and administrative expenses, in the amount of R$38,203, against the account Other liabilities, under noncurrent liabilities.

At July 31, 2008 and April 30, 2008, these amounts totaled R$342,201 and R$41,064, corresponding to related suit and lawyers’ fees, respectively.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

16.	Shareholders’ Equity

Capital

As of July 31, 2008 and April 30, 2008, the Company’s capital is represented by 272,548,032 registered common shares, with no par value.

17.	Management Fees

Management compensation is made solely through the payment of management fees, which are separately disclosed in the statements of operations.

18.	Financial Income (Expenses), Net

	Parent Company		Consolidated
	07/31/08	04/30/08	07/31/08	04/30/08
Financial expenses
Interest (1)	(50,597)	(54,978)	(68,937)	(89,673)
Monetary variation losses	(4,971)	(485)	(29,948)	(2,974)
Exchange variation losses (2)	112,142	131,927	111,833	134,537
Results from derivatives (3)	(35,459)	(7,241)	(35,459)	(7,241)
CPMF (Tax on Financial Transactions) expenses	-	(2,945)	-	(5,120)
Bank charges	(82)	(141)	(491)	(410)
	21,033	66,137	(23,002)	29,119
Financial income
Interest (1)	20,922	4,483	11,146	13,604
Monetary variation gains	1,285	112	8,343	726
Exchange variation gains (2)	(3,835)	(6,007)	(10,300)	(6,023)
Results from derivatives (3)	80,683	91,066	80,683	91,066
Earnings from marketable securities	18,534	15,235	19,945	23,267
Other	62	74	122	(917)
	117,651	104,963	109,939	121,723
	138,684	171,100	86,937	150,842

(1)  Includes results from currency and interest rate swap contracts for the charges;
(2)  Includes foreign exchange gains on liabilities denominated in foreign currency; and
(3)  Includes results from transactions in futures, options swaps and NDF.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

19.	Financial Instruments

a)	Risk management

The volatility in the price of commodities and foreign exchange rates are the main market risks to which the Company and its subsidiaries are exposed. The Company carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

The financial instruments are contracted for hedging purposes only.

b)	Price risk

The Company carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions assure an average minimum income for future production. The Company actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. The Company operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

At July 31, 2008 the Company had 2,099,017 tons of sugar (2,304,191 tons at April 30, 2008), hedged by negotiations with financial instruments, with a negative adjustment to market value for R$110,356 (R$47,146 negative at April 30, 2008), not accounted for.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

19.	Financial Instruments--Continued

c)	Foreign exchange risk

The Company carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Transactions with derivatives combined with commodity price derivatives assure an average minimum income for future production. The Company actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. The Company operates mainly in the over-the-counter segment with leading institutions.

At July 31, 2008 the Company had US$513,767 thousand (US$711,560 thousand at April 30, 2008) hedged by negotiations with financial instruments whose positive adjustment for determination of market value would be R$102,358 (R$53,076 at April 30, 2008), not accounted for.

Additionally, the Company has a currency and interest rate swap contract at the total nominal amount of US$90,300 thousand, R$257,671 as of the contract date. Out of this total, the amount of US$63,300 thousand (R$131,734) was incurred and paid through July 31, 2008 (US$54,300 thousand (R$116,382) through April 30, 2008). The financial result arising from this transaction is recognized on a pro rata basis in the net income (loss) for the year, under Financial income (expenses), net. For the three-month periods ended July 31, 2008 and 2007, the Company recorded loss from these swap transactions in the amount of R$6,181 and R$4,903, respectively. The market value of this swap at July 31, 2008 is negative by R$45,368 (negative by R$45,696 at April 30, 2008).

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

19.	Financial Instruments--Continued

c)	Foreign exchange risk--Continued

At July 31, 2008 and April 30, 2008, the Company’s and its subsidiaries’ net exposure to changes in U.S. dollar exchange rate variation was as follows:

	Consolidated
	07/31/08		04/30/08
	R$	US$ (in thousands)	R$	US$ (in thousands)
Amounts pending foreign exchange closing	38,164	24,361	6,308	3,739
Overnight	12,743	8,134	37,161	22,025
Derivative financial instruments – assets	79,449	50,714	79,619	47,190
Notes receivable from foreigns	33,627	21,465	116,769	69,209
Related parties	1,115	712	16,305	9,664
Loans in foreign currency	(85,008)	(54,263)	(99,020)	(58,689)
Advances from customers	(13,728)	(8,763)	(14,803)	(8,774)
Senior Notes due in 2009	(57,539)	(36,729)	(60,415)	(35,808)
Senior Notes due in 2017	(626,640)	(400,000)	(686,559)	(406,922)
Perpetual notes	(718,818)	(458,840)	(774,154)	(458,839)
Derivative financial instruments – liabilities	(9,909)	(6,325)	(12,517)	(7,419)
Net foreign exchange exposure	(1,346,544)	(859,534)	(1,391,306)	(824,624)

d)	Interest rate risk

The Company monitors fluctuations of the several interest rates to which its assets and liabilities are pegged and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At July 31, 2008, the Company was not in possession of any interest rate derivative contracts, except for the swap agreement referred to in item c) Foreign exchange risk.

e)	Credit risk

A significant portion of sales made is by the Company and its subsidiaries to a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains. Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks.  The Company and its subsidiaries historically have not recorded material losses on trade accounts receivable.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

19.	Financial Instruments--Continued

f)	Debt acceleration risk

As of July 31, 2008, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others.  These covenants are being fully complied with by the Company and do not place any restrictions on its operations.

g)	Market values

As of July 31, 2008 and April 30, 2008, the fair values of cash, marketable securities and trade accounts receivable and payable approximate the respective amounts recorded in the consolidated financial statements, due to their short-term nature.

The fair value of the Senior Notes maturing in 2017, as described in Note 14, according to their market value, was 93.50% of their face value at July 31, 2008.

The fair value of Perpetual Notes as described in Note 14, according to its market value, was 90.10% of its face value at July 31, 2008.

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the financial statements considering that such instruments are subject to variable interest rates.

20.	Insurance (Not reviewed by the independent auditors)

At July 31, 2008, the Company and its subsidiaries maintain insurance coverage against fire, thunderbolts and explosions of any nature for the whole sugar and ethanol inventory and for buildings, equipment and installations at plants.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

21.	Stock Option Plan

At the Annual and Extraordinary General Meeting held on August 30, 2005, the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees were approved, thus authorizing the issue of up to 5% of the Company’s share capital. The stock option plan was designed to obtain and retain the services rendered by senior officers and employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by the Company related to 3.25% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, eligible officers were informed of the material terms and conditions of the share-based compensation agreement. On September 11, 2007, the Board of Directors approved the distribution of stock options, corresponding to 450,000 common shares to be issued or purchased by the Company related to 0.24% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, the eligible officer was informed of the material terms and conditions of the share-based compensation agreement. The remaining 1.51% may still be distributed.

Based on the fair value at the issue date, exercise price is R$6.11 (six reais and eleven cents) per share, without discount. The exercise price was calculated before the above evaluation based on an expected private equity agreement based on that eventually was not made. The options are exercisable over a 3-year period, considering a maximum percentage of 25% p.a. of total stock options offered by the Company, within a period of 5 years.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

21.	Stock Option Plan--Continued

The options exercised shall be settled only upon issue of new common or treasury shares that the Company may have at each relevant date

Should any holder of stock options cease to be an employee or manager of the Company, by death, retirement or permanent disability of the beneficiary, any options not previously vesting shall become extinct on the date that employee or officer separates from the Company. However, in the case of termination without good cause, the terminated employees shall be entitled to exercise 100% of their options referring to that particular year, on top of exercising 50% of their options in the coming year.

Stock option activity as of July 31, 2008 and April 30, 2008 is 2,373,341 common shares.

All exercised stock options had been settled with issue of new common shares up to July 31, 2008. Should the remaining options be also exercised with issue of new common shares, present shareholders would have their shareholding interest reduced by 0.8633% after the exercise of all remaining options, without any effect on the Company results.

The accounting practices adopted in Brazil do not require the recognition of expenses on compensation through stock option plan. Had the Company recorded in P&L such expenses based on the amount estimated on a binomial model, net loss and income for the quarters ended July 31, 2008 and 2007 would increase by R$4,431 and R$3,131, respectively. Under this accounting hypothesis, at July 31, 2008 it would be expected that R$19,854 consisting of the unrecognized compensation cost of stock option plan was recognized within two years (R$25,940 at July 31, 2007 over a two-year term). The Company does not have treasury stock.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

21.	Stock Option Plan--Continued

The fair value of the options granted under the stock option plan was estimated from the binominal model, with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price – R$	6.11	6.11
Expected exercise (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted average fair value at grant date – R$	12.35	18.19

Expected Term - Cosan’s expected term represents the period that Cosan’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan does not expect any forfeiture as those options are mainly for officers, for whom turnover is low.

Expected Volatility – The Company has opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios.

Expected Dividends – As the Company is newly public entity, the expected dividend yield was calculated based on the current value of the stock market at grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate – The Company considers the SELIC (Special System Settlement Custody) rate.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

22.           Subsequent Event

Incorporation of a New Subsidiary

On August 28, 2008 the Company announced the incorporation of a new subsidiary named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil by pinpointing rural properties likely to have a sharp increase in value, and intended for later leasing and/or sale. The initial capital contribution in this undertaking reached US$185 million, of which US$35 millions was invested by Cosan (18.9%) and US$150 million by other shareholders (81.1%). According to the shareholders agreement executed on the same date, the Company will hold the common shares of Radar through majority of votes of the Board of Directors and may subscribe for 20% of Radar’s capital over the upcoming 10 years for the same amount of the initial capital contribution.

Annual and Special General Shareholders Meeting

On August 29, 2008 the Company held an Annual and Special General Shareholders Meeting and unanimously approved the following:

▪	Approval of the financial statements and management report for the year ended April 30, 2008;
▪	Election of members of the Board of Directors and Supervisory Board, as well as their related deputies;
▪	Establishment of the global compensation of management and members of the Supervisory Board;
▪	Shareholders’ analysis of the acquisition of Usina Benálcool S.A.; and
▪	Modification of the end of fiscal year from April 30 to March 31 of each year, with eventual amendments to the Company’s articles of incorporation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

23.	Additional Information

23.1 STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated
	05/01/08 to 07/31/08	05/01/07 to 07/31/07	05/01/08 to 07/31/08	05/01/07 to 07/31/07
Cash flows from operating activities
Net income (loss) for the period	(58,143)	13,667	(58,143)	13,667
Adjustments to reconcile net income (loss) for the period to cash provided by (used in) in operating activities
Depreciation and amortization	66,463	51,081	157,226	125,379
Losses (earnings) on equity investments	89,882	49,105	(160)	(118)
Net book value of permanent assets disposed of	1,329	3,166	2,800	2,553
Goodwill amortization	16,489	36,119	42,105	55,968
Deferred income and social contribution taxes	8,052	11,421	(36,081)	(10,943)
Set-up of provision for legal claims, net of reversal	2,112	795	10,629	1,670
Provision for devaluation of permanent equity interest	-	2,768	19	24
Minority interest	-	-	(750)	(630)
Interest, monetary and exchange variation, net	(75,005)	(66,493)	(26,222)	(103,036)
Decrease (increase) in assets
Trade account receivables	(3,487)	2,874	90,479	(29,073)
Inventories	(130,472)	(125,459)	(335,077)	(279,628)
Derivative financial instruments	(1,871)	(56,451)	(1,871)	(56,451)
Other assets	(3,758)	(3,457)	(4,579)	(76,691)
Increase (decrease) in liabilities
Trade accounts payable	77,333	72,050	140,577	199,863
Salaries payable	17,301	12,196	38,264	27,106
Taxes and social contribution payables	(5,292)	1,452	(13,063)	(1,399)
Derivative financial instruments	(28,764)	12,425	(28,764)	12,425
Other liabilities	(6,795)	(14,643)	(23,177)	(20,851)
Net cash provided by (used in) in operating activities	(34,626)	2,616	(45,788)	(140,165)
Cash flows from investments activities
Application in investments	(3,753)	(4,655)	(3,753)	(2,105)
Advance for future capital increase	(41,652)	-	-	-
Application in property, plant and equipment	(40,921)	(45,910)	(253,345)	(170,349)
Application in deferred charges	(9,347)	-	(11,478)	(662)
Marketable securities	428,266	284,288	400,767	338,679
Others	-	-	3,004	(1,299)
Net cash provided by investments activities	332,593	233,723	135,195	164,264

COSAN S.A. INDÚSTRIA E COMÉRCIO

NOTES TO THE UNAUDITED QUARTERLY FINANCIAL INFORMATION--Continued
July 31, 2008 and April 30, 2008
 (In thousands of reais)

23.	Additional Information--Continued

23.1 STATEMENTS OF CASH FLOWS--Continued

	Parent Company		Consolidated
	05/01/08 to 07/31/08	05/01/07 to 07/31/07	05/01/08 to 07/31/08	05/01/07 to 07/31/07
Cash flows from financing activities
Loans and financing	551	-	2,968	1,936
Amortization of principal and interest on loans and financing, advances from customers and promissory notes	(42,214)	(91,728)	(67,769)	(97,664)
Related parties	(239,118)	(30,740)	-	-
Others	-	-	-	6,787
Net cash used in financing activities	(280,781)	(122,468)	(64,801)	(88,941)
Net increase (decrease) in cash and cash equivalents	17,186	113,871	24,606	(64,842)
Cash and cash equivalents at the beginning of the period	17,117	31,571	65,843	643,815
Cash and cash equivalents at the end of the period	34,303	145,442	90,449	578,973

Supplementary information about cash flows

Interest paid on loans and financing, advances from customers and promissory notes	31,735	39,794	54,375	40,465
Income and social contribution taxes	-	1,176	-	5,333

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)

Quarterly Financial Letter

1st Quarter of Fiscal Year 2009 – May, June and July

As expected, a difficult beginning of harvest

▪
This section provides a summary of the quarterly performance of Cosan Ltd. (NYSE: CZZ), the parent company of the Cosan Group. The financial information in this section is therefore expressed in U.S. dollars and in accordance with U.S. GAAP. For comparative purposes, the figures for the period prior to the constitution of Cosan Ltd were prepared on a pro-forma basis based on those of Cosan S.A. as if Cosan Ltd. had existed before the date of its constitution. More information on the financial statements of Cosan Ltd. is provided at the end of the section.

▪
For Cosan, the FY’09 began with accelerated production, a product mix favoring ethanol and a policy of stockpiling. As a result, ethanol sales volume totaled 89.4 million gallons in the 1Q’09, 42.1% up year-on-year, while sugar volume, thanks to the build-up of stocks, recorded a slight decline of 4.9% to 791,700 tonnes.

ri@cosan.com.br www.cosan.com.br	▪
The increase in international sugar prices and the impact of the appreciation of the Real against the dollar on domestic sales converted to dollars pushed up average sugar prices by 19.7% year-on-year to ¢US$12.44/lb, while average ethanol prices moved up by 23.7% to US$1.66 per gallon.

▪
As a result, net operating revenue moved up by a hefty 30.8% year-on-year to US$394.0 million. However, the same exchange effect that fueled the increase in domestic sales revenue converted to dollars, also pushed up costs and expenses originally denominated in Reais. Production costs were also negatively impacted by the reduction in yield measured by the TSR, which fell by 5.7% over the 1Q’08.

▪
Consequently, Cosan closed the 1Q’09 with EBITDA of US$14.6 million and an EBITDA margin of 3.7%, 43.3% down year-on-year. On the other hand, the exchange impact on dollar-denominated debt generated financial revenue, which helped absorb part of the depreciation of assets.

Definitions:

 FY’08 -   fiscal year begun May 1, 2007 and ended March 31, 2008
 FY’07 -   fiscal year begun May 1, 2006 and  ended April 30, 2007
 4Q’08 -   quarter ended April 30, 2008
 4Q’07 -   quarter ended April 30, 2007
 YTD’08 - period begun on the same date as  the FY’08 and ended at the close of the 4Q’08
 YTD’07 - period begun on the same date as the FY’07 and ended at the close of the 4Q’07

Summary of Financial and Operating Information
1Q'08	1Q'09	(In millions of U.S. dollars)	YTD'08	YTD'09
62.9	89.4	Ethanol Sold (millions of gallons)	62.9	89.4
832.7	791.7	Sugar Sold (thousand tonnes)	832.7	791.7
301.3	394.0	Net sales	301.3	394.0
13.1	(4.9)	• Gross profit	13.1	(4.9)
4.4%	-1.2%	Gross Margin	4.4%	-1.2%
(49.0)	(94.2)	• Operating income (loss)	(49.0)	(94.2)
-16.3%	-23.9%	Operating margin	-16.3%	-23.9%
25.7	14.6	• EBITDA	25.7	14.6
8.5%	3.7%	EBITDA Margin	8.5%	3.7%
2.2	(47.9)	• Income (loss) before minority interest	2.2	(47.9)
1.2	(29.3)	• Net income (loss)	1.2	(29.3)
0.4%	-7.4%	Profit (loss) Margin	0.4%	-7.4%
94.4	169.3	Capex	94.4	169.3
730.8	82.7	• Net Debt	730.8	82.7
1,019.1	2,908.8	• Shareholders' & Minorities Equity	1,019.1	2,908.8

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
With a negative pre-tax result, Cosan S.A. recorded revenue from income tax in Brazil, due to the constitution of tax loss carryforwards. Thanks to the share of Cosan S.A.’s minority interests in its net loss, Cosan Ltd. posted a 1Q’09 net loss of US$29.3 million, versus net income of US$1.2 million in the 1Q’08.

▪
Capex totaled US$169.3 million in the 1Q’09, 79.4% up year-on-year. The main investments included US$42.1 million in the Jataí greenfield project in Goiás; US$25.6 million in cogeneration projects in Costa Pinto, Rafard and Bonfim; US$24.2 million in the conclusion of the cogeneration expansion of the Gasa unit; and US$33.8 million in sugarcane planting, as well as other minor projects in the industrial and agricultural areas.

▪
In terms of capital structure, Cosan closed the 1Q’09 with net debt of US$82.7 million, a negligible amount when set against shareholders’ equity and minority interests of US$2.9 billion, and an exceptionally comfortable cash position of US$890.4 million.

▪
In the 1Q’09, Cosan celebrated several more important achievements that formed part of its corporate strategy, having executed a series of important biomass energy sales contracts through auction and bilateral agreements through the Bonfim, Jataí, Gasa, Barra, Diamante and Univalem plants. All the contracts have similar characteristics, constituting fixed, inflation-adjusted revenue over 15 years which will not only increase EBITDA in consolidated cash flow, but will also, and even more importantly, greatly reduce the volatility of our results caused by swings in commodity prices and the exchange rate.

The major asset of Cosan Ltd. on its constitution was its equity interest in Cosan S.A. Its operating results are therefore substantially based on those of its subsidiary, Cosan S.A.
Cosan Ltd. uses the US$ as its reporting currency and the R$ as its functional currency..
The financial statements of Cosan Ltd. are drawn up primarily in US GAAP, while those of its subsidiary Cosan S.A. are drawn up primarily in BR GAAP. The main differences between the accounting practices of US GAAP and BR GAAP that affect the results of Cosan Ltd. are:
    ·       evaluation of acquired companies at their fair market value instead of their book value, increasing the value of fixed assets and, consequently, depreciation expenses;
·       the non-existence of asset revaluation and, consequently, depreciation of the revalued portion;
·       the non-existence of amortization of goodwill;
·       capitalization of interest on financings for fixed assets under construction;
·       mark-to-market of hedge instruments recorded directly in the result;
·       the booking of remuneration from the executives’ stock option plan under general and administrative expenses;
·       the non-existence of deferred expenses; and
·       the booking of goods acquired through leasing under assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Difficult, as expected

Paulo Diniz, CFO & IRO Luiz Felipe Jansen de Mello, Investor Relations Alexandre Sirihal, Financial Planning Guilherme A. Prado, Treasury Mauricio Sartorelli, Controller	▪
As expected, Cosan S.A. (BOVESPA: CSAN3) experienced a bad beginning of harvest. While sugar prices look like being in a random recovery, ethanol prices, although slightly higher than a year ago, underwent their reaction to the start of the harvest, recording a year-on-year decline. On the production side, the exceptionally high rainfall in April and May jeopardized cane sucrose content, lowering yield in comparison with the previous year and pushing up production costs. In addition, the continuing appreciation of the Real against the dollar exerted negative pressure on export revenue. As if this were not enough, the inflationary inertia of the costs also affected the expenses, both in terms of freight and labor, with the beginning-of-year wage increase, pushing up selling expenses. All in all, then, these series of expected adverse impacts in the sector which together led Cosan to adopt a change in tactics. The Company therefore began to intensively build up ethanol and (especially) sugar inventories in order to take advantage of the product’s strong financial carrying incentives. However, this strategy ended up reducing immediate sugar sales, jeopardizing the dilution of fixed costs and expenses even further and putting even more pressure on short-term results.

ri@cosan.com.br www.cosan.com.br	▪
The bias towards ethanol production simultaneously increased stocks and sales and 1Q’09 operating revenue moved up 8.1% year-on-year. If we include the result of hedge operations, however, this increase was a considerably more modest 1.4%, given that sugar price locks at the beginning of the FY’08 were generating much higher gains. The cost of goods sold, reflecting the low value of the cane TSR, climbed by 14.2%, while selling expenses jumped by 40.3% thanks to the upturn in freight costs and the hefty increase in ethanol exports. As a result, EBITDA totaled R$24.7 million, 50.1% below the 1Q’08, while EBITDAH, even when hedge operations are factored in, dropped by 47.5% year-on-year to R$69.9 million. This substantial reduction was insufficient to absorb growing depreciation from new investments, plantations and the amortization of goodwill from past acquisitions. As a result, Cosan posted a 1Q’09 net loss of R$58.1 million, versus net income of R$13.7 million in the 1Q’08, totally aligned with the previous guidance informed by the Company to the market.

1Q'08	1Q'09	Financial Highlights (R$MM)	YTD'08	YTD'09
591.7	639.6	Net Operating Revenue	591.7	639.6
43.7	13.6	Gross Profit	43.7	13.6
7.4%	2.1%	Gross Margin	7.4%	2.1%
49.5	24.7	EBITDA	49.5	24.7
8.4%	3.9%	EBITDA Margin	8.4%	3.9%
133.3	69.9	EBITDAH (Adjusted by Hedge)	133.3	69.9
19.7%	10.2%	EBITDAH Margin	19.7%	10.2%
13.7	(58.1)	Net Profit (Loss)	13.7	(58.1)
2.3%	-9.1%	Net Margin	2.3%	-9.1%
Definitions:
FY’09 -    fiscal year begun May 1, 2008 and to be ended March 31, 2009
FY’08 -    fiscal year begun May 1, 2007 and ending April 30, 2008
1Q’09 -    quarter ended July 31, 2008
1Q’08 -    quarter ended July 31, 2007
YTD’09-   period begun on the same date as the FY’09 and ended at the close of the 1Q’09
YTD’08-   period begun on the same date as the FY’08 and ended at the close of the 1Q’08

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

A. Market Overview

▪
The crushing pace in the 2008/09 sugarcane crop in Brazil’s Central-South region is still below initial expectations for two main reasons: i) high rainfall in the first two weeks of August, especially in the states of Paraná, Mato Grosso do Sul and São Paulo, which paralyzed the harvest for 10, 5 and 2 days respectively; and ii) delay in the start-up of crushing in the new plants scheduled to come on stream in the 08/09 season. In fact, of the 32 new mills, 3 will not become operational this harvest and a further 11 have not yet done so, although they are scheduled for start-up within the next few months. The other 18 are already operating.

08/09 harvest in Brazil’s Central-South continues to prioritize ethanol production	▪
According to the latest figures from UNICA, the sugarcane growers’ association, crushed cane volume in the Central-South totaled 244 million tonnes by August 15, 8.5% up on the same period in 2007, below the initially expected 15% increase. Period sugar production amounted to 12.5 million tonnes, 5% down year-on-year, while ethanol output moved up by 13.7% to more than 11.3 billion liters. Of this total, hydrous accounted for 7.6 billion liters, 23.2% up year-on-year, and anhydrous for 3.8 billion liters, down by 1.5%. Priority was still being given to ethanol, which accounted for 59.8% of crushed cane volume, while sugar accounted for 40.2%.

▪
On the international front, initial forecasts put Indian sugar production from the 08/09 harvest at 21.8 million tonnes, around 5 million tonnes less than the season before. As we mentioned in our previous release, this reduction was due to the decline in planted area, thanks to low prices and higher returns from other crops such as wheat and rice. India’s domestic market has already begun to feel the impact of the reduced supply and prices have gone up by 10% in the last two months, out of step with international prices. As a result of all these factors, India‘s exports are likely to be substantially below the 4.4 million tonnes shipped during the 07/08 season.

▪
On the other hand, despite the strong increase in Chinese demand, estimated at around 10%, leading to annual consumption of close to 14 million tonnes this year, domestic prices have reached their lowest level for three years due to record output of 14.8 million tonnes. As a result of the price slide, Chinese imports are not economically viable and local buyers have pulled out of the market. In addition, the authorities have been taking steps to discourage the use of remaining import licenses due to the ample availability of sugar on the home market.

	▪	International raw sugar prices averaged ¢US$11.59/lb in the 1Q’09, 24.8% up year-on-year, but 8.5% down on the ¢US$12.67/lb recorded in the 4Q’08.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Raw Sugar Prices – Last 24 Months (NY11)

Speculator flight substantially reduces the number of open contracts	▪
In the 1Q’09, major hedge funds, plus smaller funds and speculators, reduced their net long positions by 33%, from 196,000 lots at the beginning of May to around 130,000 at the close of July, equivalent to 17% of all open contracts. It is also worth noting that the number of open contracts fell substantially, from 920,000 to 780,000 lots, a drop of around 15%, as speculators began to move out of commodities due to expectations of a global economic slowdown.

Funds Position (volume%) vs. Price NY11 (cents/pound)

▪
Refined sugar prices on the international market averaged US$354.7/t in the 1Q’09, 10.1% up on the U$322.18/t recorded in the 1Q’08 and virtually flat over the same period the year before. The white premium closed the 1Q’09 at U$85/t, 12% down on the 4Q’08.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

US refined sugar import quota drives up white premium	▪
However, at the beginning of August, the USDA opened an import quota of 300,000 tonnes on refined sugar imports, which may be maintained for an indeterminate period if the following are confirmed: i) a 600,000 tonne decline in beet sugar production; ii) a reduction in refining capacity due to an accident in a major US refinery at the beginning of the year and; iii) an increase in the price of HFCS (high fructose corn syrup) due to high corn prices. This measure pushed up the white premium to more than US$110/t.

Refined Sugar Prices – Last 24 Months (LIFFE no 5)

▪
Domestic crystal sugar prices (ESALQ) averaged R$26.67 per bag of 50 kg (or R$533.18/t) in the 1Q’09, versus R$25.96 per bag of 50 Kg (or R$519.28/t) in the 1Q’08. In relation to the 4Q’08, crystal prices remained more or less stable, dipping by 2.0%.

Crystal Sugar Prices – last 24 months (ESALQ 50 kg bags)

Source: ESALQ

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
Domestic hydrous ethanol prices (ESALQ) averaged R$0.697/liter in the 1Q’09, 10.8% up on the R$0.629/liter recorded in the same period the year before, while anhydrous prices climbed 9.6% year-on-year to R$0.824/liter. In relation to the previous three months, hydrous fell by 3.6%, while anhydrous moved up by 2.3%. This contrary movement was due to strong period export demand for anhydrous ethanol.

Ethanol exports reach record levels in the 1Q’09	▪
Ethanol exports in the 1Q’09 totaled 1.4 billion liters, a hefty 64% up year-on-year, chiefly fueled by strong US demand, in turn caused by the floods that hit the American Midwest in June, which impacted corn prices and hampered internal ethanol distribution. As a result, the US absorbed most of Brazil’s period ethanol exports, or 0.66 billion liters, followed by the CBI nations, with 0.32 billion and the EU, with 0.26 billion. It is also worth noting that ethanol exports in July reached the record level of 0.61 billion liters.

Ethanol Prices – Last 24 Months (ESALQ)

▪
According to Brazil’s National Petroleum Agency (ANP), domestic retail gasoline prices averaged R$2.450/liter in the quarter, while hydrous ethanol prices averaged R$1.501/liter, giving a parity of 61.2%. Ethanol prices only exceeded 75% of gasoline prices in six Brazilian states (Amapa, Roraima, Pará, Rio Grande do Norte, Paraíba and Piauí). In São Paulo state, the country’s largest consumption center, the ratio stood at only 52.3%.

Ethanol consumption continues to outpace gasoline consumption in the quarter	▪
This highly favorable situation continued to favor ethanol consumption throughout the country – according to the ANP, hydrous consumption moved up 49% year-on-year in the 1Q’09. Quarterly sales totaled 4.7 billion liters – 3.2 billion liters of hydrous and 1.5 billion liters of anhydrous – versus 4.6 billion liters of gasoline in the same period.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)—Continued

Flex-fuel Vehicles Sales Evolution

▪
According to Anfavea, the auto manufacturers’ association, new car sales  remained heated, totaling 704,607 units in the 1Q’09, 25% up year-on-year, while those of flex-fuel cars exceeded 650,000 units, equivalent to 87.6% of the total. The current flex-fuel fleet exceeds 7.2 million vehicles, 27% of the total fleet.

Exchange Rate Evolution – Last 24 Months (R$/US$)

▪
The dollar closed the 1Q’09 at R$1.5666, representing a 7.7% appreciation of the Real over the end of the 4Q’08. After the end of the quarter, however, the dollar began to move up against the world’s other leading currencies and is currently quoted at R$1.8.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

B. Operating Performance

▪
Cosan closed the 1Q’09 with an EBITDAH margin of only 10.2% and a negative bottom line. The main factor behind these figures, which were substantially below 1Q’08 levels, was the big reduction in TSR (total recoverable sugar, a measure of sugarcane sucrose content), which had a direct impact on production costs and, consequently, the cost of goods sold, which increased by R$78.1 million year-on-year. However, there were also several other negative factors, including inflation, commodity prices, the exchange rate and the decision to stockpile.

1Q'08	1Q'09	Income Statement (R$MM)	YTD'08 YTD'09
591.7	639.6	Net Operating Revenue	591.7	639.6
(548.0)	(626.0)	Cost of Goods Sold	(548.0)	(626.0)
(125.4)	(157.2)	with Depreciation & Amortization	(125.4)	(157.2)
43.7	13.6	Gross Profit	43.7	13.6
7.4%	2.1%	Gross Margin	7.4%	2.1%
(61.1)	(85.7)	Selling Expenses	(61.1)	(85.7)
(57.0)	(59.7)	General & Adm. Expenses	(57.0)	(59.7)
(1.5)	(0.6)	Other Operating Expenses	(1.5)	(0.6)
49.5	24.7	EBITDA	49.5	24.7
8.4%	3.9%	EBITDA Margin	8.4%	3.9%
133.3	69.9	EBITDAH (Adjusted by Hedge)	133.3	69.9
19.7%	10.2%	EBITDAH Margin	19.7%	10.2%
150.8	86.9	Net Financial Expenses	150.8	86.9
0.1	0.2	Equity Income	0.1	0.2
(56.0)	(40.4)	Goodwill Amortization	(56.0)	(40.4)
3.0	4.5	Other Non-Operat.Result/Extraordinary	3.0	4.5
22.1	(81.3)	Profit Before Income Tax	22.1	(81.3)
(9.0)	22.4	Income Tax	(9.0)	22.4
0.6	0.8	Minority Interests	0.6	0.8
13.7	(58.1)	Net Profit (Loss)	13.7	(58.1)
2.3%	-9.1%	Net Margin	2.3%	-9.1%

Exchange rate continues to hit exports	▪
The influence of the exchange rate on Cosan’s exports remained strong. Thus, with one more quarter in which the Real appreciated against the dollar, exports lost even more ground, despite the big increase in volume, falling to 59.4% of total revenue (65% of total revenue in terms of sugar-equivalent volume). Nevertheless, ethanol shipments have played an important role in regulating domestic prices and sugar supply. This instrument, although partially jeopardizing the direct result of exported ethanol, with relatively low prices and an unsatisfactory exchange rate, ends up generating higher profits from sugar sales and domestic ethanol sales.

1Q'08	1Q'09	Sales Composition (R$MM)	YTD'08	YTD'09
591.7	639.6	Net Operating Revenue	591.7	639.6
371.8	352.4	Sugar Revenue	371.8	352.4
57.3	57.9	Local	57.3	57.9
314.5	294.6	Export	314.5	294.6
168.9	241.8	Ethanol Revenue	168.9	241.8
120.1	160.0	Local	120.1	160.0
48.8	81.8	Export	48.8	81.8
51.0	45.4	Other Revenue	51.0	45.4
46.6	41.9	Local	46.6	41.9
4.3	3.5	Export	4.3	3.5

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
In terms of product mix, Cosan once again gave priority for the ethanol production, while the strategy for the sugar production was to build up stocks. As a result, sugar’s share of total revenue fell from 62.8% in the 1Q’08 to 55.1% in the 1Q’09. Ethanol’s share moved up from 28.6% to 37.8% in the same period, and also climbed up over the revenue from other products and services, which fell in value and also lost share, chiefly due to reduced port activities, in turn caused by the decline in sugar shipments.

1Q'08	1Q'09	Sugar Business	YTD'08	YTD'09
		Volume Sold (thousand tons)
842.1	791.7	Total Local & Export	842.1	791.7
104.3	104.2	Local	104.3	104.2
737.8	687.5	Export	737.8	687.5
		Average Unit Price (R$/ton)
442	445	Total Local & Export	442	445
550	555	Local	550	555
426	428	Export	426	428

▪
As for sugar, while domestic sales volume remained virtually flat over the 1Q’08, exports fell by 6.8% to 737,800 tonnes. As a result, total sales volume fell by 6.0% year-on-year. On the other hand, thanks to increased production and Cosan’s stockpiling strategy, sugar inventories closed the quarter at 555,700 tonnes, a hefty 81.2% up on the end of the 1Q’08. At current sales levels, these stocks are sufficient for 63 days, versus only 33 days a year ago. This has allowed the Company to capture important carrying premiums paid by the market, measured by future sugar contract spreads, which reached more than 100% p.a. on the expiry of the May/08 contract.

▪
Thanks to the increase in the market price and the appreciation of the Real, sugar prices averaged R$445/t (¢US$12.45/lb), just 0.8% up on the R$442/t (¢US$10.37/lb) recorded in the 1Q’08, albeit accompanied by a combination of factors that were highly harmful to the competitiveness of Brazilian sugar.

1Q'08	1Q'09	Ethanol Business	YTD'08	YTD'09
		Volume Sold (million liters)
245.0	338.5	Total Local & Export	245.0	338.5
174.5	223.5	Local	174.5	223.5
70.5	115.0	Export	70.5	115.0
		Average Unit Price (R$/thousand liters)
690	714	Total Local & Export	690	714
689	716	Local	689	716
692	711	Export	692	711

▪
Total ethanol sales volume recorded robust year-on-year growth of 38.2%. Exports moved up by a hefty 63.0%, which accounted for 34.0% of the period total ethanol sales, versus 28.8% in the 1Q’08, and domestic sales climbed by a respectable 28.1%, led by hydrous ethanol, which is used in flex-fuel vehicles. Despite this big increase, following the 17.1% upturn in production, stocks also moved up, closing the quarter at 349.6 million liters. As with sugar, Cosan has been pursuing a stockpiling policy, attempting to benefit from possible price gains in the off-season, which traditionally offer a premium which is much higher than the carrying cost of the inventories themselves.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Ethanol exports balance domestic supply	▪
Ethanol average prices were slightly more favorable than those of sugar, growing by 3.6% over the 1Q’08 to R$714 per thousand liters. As mentioned earlier, it is worth remembering the important role played by exports in regulating the market, with an average price slightly lower than those at home due to the built-in FOB value, leading to the shrinkage of the domestic market and helping to support higher prices comparing to the year before.

▪
Revenue from other products and services fell by 10.9%, from R$51.0 million in the 1Q’08 to R$45.4 million, primarily due to the reduction in the volume of port services and the impact of the appreciation of the Real, given that most such services are priced in dollars. In fact, like Cosan itself, the entire sugar sector delayed their foreign shipments until the second half, leaving the port relatively idle. However, it is worth emphasizing that since port service contracts are of the take-or-pay type, even if this shipment volume is not recovered, port operations will still be remunerated. The main item in this revenue group, however, is still the sale of diesel to Cosan’s own third-party agricultural service providers, which generated net revenue of R$13.4 million in the 1Q’09. However, this operation generates no margins as the entire amount is also booked under cost of other products and services.

Unit sugarcane costs jeopardized by low sucrose content	▪
The cost of goods sold and services rendered increased by 14.2% year-on-year to R$626.0 million, mainly due to the lower sucrose content (TSR) of the cane processed in the period. The sugar and ethanol production cost edged up by 0.5%, from R$55.1 per tonne of processed cane, in the 1Q’08, to R$55.4 in the 1Q’09. However, since sugar content fell by 5.7% to 130.8 kg per tonne of cane, the cost per TSR produced increased by 6.6% to R$423.3 per ton of TSR. And since sales volume also rose by 8.5% in sugar-equivalent terms, the combined effect of low yield and high volume pushed up the cost of goods sold and services rendered.

▪
In terms of production, the agricultural phase was still responsible for adding most value, contributing R$44.4 per ton of cane, versus R$44.85 in the 1Q’08, and accounting for 80.2% of sugar-equivalent production costs. Industrial costs came to R$10.98 per ton of cane, or 19.8% of total production costs. The cost of the cane delivered at the mill (R$44,4/ton of cane) includes 43% of the cane acquired from third parties for R$38.6 per ton of cane and 57% of the cane planted by Cosan for R$48.7 per ton of cane.

▪
Mechanization was responsible for 50% of harvested area in the 1Q’09, at a cost of R$18.7/t, with an average yield of 553 tonnes per day per machine, while the remaining 50% was harvested by hand through burning at a cost of R$21.6/t, both figures including depreciation. It is worth remembering that mechanically harvested area and yield per harvester are both moving up within a normal learning curve. This combined effect should generate a big reduction in cutting, loading and transportation costs.

▪
Another important factor in agricultural production, that of crop treatment, remained stable at R$1,080.0/ha. Although punishing input price inflation has exerted upward pressure on costs, this has been offset by economies generated by the resizing of activities and the reformulation of applications.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

1Q'08	1Q'09	COGS per Product	YTD'08	YTD'09
(548.0)	(626.0)	Cost of Good Sold (R$MM)	(548.0)	(626.0)
(352.9)	(340.5)	Sugar	(352.9)	(340.5)
(164.0)	(242.7)	Ethanol	(164.0)	(242.7)
(31.2)	(42.8)	Other Products/Services	(31.2)	(42.8)
		Average Unit Cost (R$)
419	430	Unit COGS of Sugar (R$/ton)	419	430
669	717	Unit COGS of Ethanol (R$/thousand liters)	669	717
n.a.	n.a.	Unit COGS of Other Produtcs/Services	n.a.	n.a.

▪
In terms of unit costs per product sold, sugar costs increased by 2.6% year-on-year and those of ethanol by 7.1%, the difference reflecting the production mix between plants (those with slightly higher production costs turning out more ethanol and those with lower costs producing more sugar). However, this type of distortion is corrected over the course of the harvest.

Selling expenses record a year-on-year upturn due to ethanol exports	▪	Selling expenses totaled R$85.7 million, 40.3% up year-on-year. In unit sugar-equivalent terms, this corresponds to R$63/t, 29.3% more than the R$49/t recorded in the 1Q’08.

1Q'08	1Q'09	Selling Expenses	YTD'08	YTD'09
(61.1)	(85.7)	Expenses (R$MM)	(61.1)	(85.7)
1,246.2	1,352.2	Volume (10³ tons of sugar-equivalent)	1,246.2	1,352.2
49	63	Unitary Expense (R$/ton)	49	63

▪
Part of this upturn was due to sugar freight costs. As we mentioned in our 2Q’08 Release, part of the 1Q’08 expenses were retained in current assets as expenses from subsequent periods, only being discharged in the result in the 2Q’08. Real sugar freight costs came to R$49.6/t in the 1Q’09, versus an adjusted R$50.8/t in the 1Q’08. Another important factor in the increase in selling expenses was the upturn in ethanol freight costs caused by record exports, which pushed up tanker-truck transport, and the introduction of the mandatory biodiesel mix with production in the North and Northeast of Brazil.

▪
G&A expenses totaled R$59.7 million in the 1Q’09, representing 9.3% of net revenue, 4.8% up on the R$57.0 million recorded in the 1Q’08. In unit sugar-equivalent terms, however, these expenses dropped by 3.4%, from R$46/t to R$44/t, thanks to higher production volume.

1Q'08	1Q'09	General & Administrative Expenses	YTD'08	YTD'09
(57.0)	(59.7)	Expenses (R$MM)	(57.0)	(59.7)
1,246.2	1,352.2	Volume (10³ tons of sugar-equivalent)	1,246.2	1,352.2
46	44	Unitary Expense (R$/ton)	46	44

▪
G&A expenses were leveraged by three main factors: (i) the 23.5% growth in own labor costs to R$27.9 million, reflecting union agreements and the higher average wage due to a more qualified workforce (ii) non-recurring expenses of R$2.0 million in legal fees for the provision of services related to fiscal disputes and other contingencies; (iii) increased depreciation, reflecting the beginning of depreciation of amounts related to the acquisition of licenses and the installation of the SAP ERP. On the other hand, there was a big reduction in expenses from third-party services in general, which fell by R$4.1 million year-on-year, reflecting Cosan’s cost-reduction drive, which we have mentioned previously.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
Other operating expenses amounted to R$0.6 million, including non-cash expenses of R$10.6 million from the constitution of provisions for fiscal contingencies (mainly ICMS tax), operating revenue of R$4.4 million related to gains from the roll-over of physical sugar contracts with trading companies, and R$3.9 million in gains from port operations due to storage and demurrage/dispatch premiums, as well as R$1.8 million from rent and leasing.

Exchange variation influences the ‘Q’09 financial result	▪
The Company posted another positive net financial result, chiefly thanks to the appreciation of the Real against the dollar. Although the exchange variation corroded average export prices, the restatement of dollar-denominated debt generated exchange revenue of R$101.5 million, versus R$128.5 million in the 1Q’08.

1Q'08	1Q'09	Financial Expenses, Net (R$MM)	YTD'08	YTD'09
(55.5)	(37.9)	Interest on Financial Debt	(55.5)	(37.9)
23.3	19.9	Financial Investments Income	23.3	19.9
(32.3)	(17.9)	Sub-total: Interest on Net Financial Debt	(32.3)	(17.9)
(23.7)	(41.5)	Other interest and monetary variation	(23.7)	(41.5)
128.5	101.5	Exchange Variation	128.5	101.5
83.8	45.2	Gains (losses) with Derivatives	83.8	45.2
(5.5)	(0.4)	CPMF Taxes, Banking Fees and Other	(5.5)	(0.4)
150.8	86.9	Net Financial Expenses	150.8	86.9

▪
Derivative transactions, especially exchange-related, also made a major contribution to financial revenue, albeit less so than in the 1Q’08. All in all, transactions involving commodity derivatives recorded gains of R$7.9 million, versus R$44.0 million in the 1Q’08, while exchange derivatives generated gains of R$37.4 million, versus R$39.8 million in the 1Q’08.

▪
At the close of the 1Q’09, Cosan had 2,072,500 tonnes of VHP sugar tied to the NY11, hedged at an average price of ¢US$13.42/lb, with an estimated negative  market value of R$109.6 million, and 26,500 tonnes of refined sugar, tied to the London5, hedged at an average price of US$367.63/t. It also had US$513.8 million hedged at an average exchange rate of R$1.8304/US$ with an estimated market value of R$102.4 million.

▪
The increase in expenses from other interest and monetary variations was caused by the upturn in the balance of provisions for contingencies most of which are restated by the CDI, which remained flat, and the onerous monetary variation related to the PESA debt, restated by the IGP-M inflationary index, which recorded 5.45% in the 1Q’09, versus just 0.58% in the 1Q’08.

▪
The 27.8% reduction in expenses from goodwill amortizations to R$40.4 million in the 1Q’09 reflected the conclusion of the amortization payments related to the acquisition of Barra five years ago and the beginning of the amortization process for the recently-acquired Benálcool.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪
The positive income and social contribution tax result reflected the constitution of deferred taxes from the period fiscal loss and the negative social contribution base and were levied at a nominal rate of 34% and adjusted for tax-deductible revenue and expenses. At the close of the 1Q’09, Cosan recorded R$386.7 million in deferred income and social contribution taxes, realizable in the long term, R$260.4 million of which in temporary differences, especially provisions for contingencies, and R$126.3 million relative to tax-loss carryforwards and negative social contribution bases which can be offset by future taxable income (cash basis).

Income and Social Contribution Taxes Calculation	YTD'08	YTD'09
Income (loss) before taxes	22.1	(81.3)
Adjustments to effective taxation
Equity Income	(0.1)	(0.2)
Non-deductible goodwill amortization	2.5	4.2
Non-deductible donations and contributions	2.5	3.1
Other	(0.4)	8.3
Effective tax base	26.6	(65.9)
Nominal Rate	34%	34%
Income taxes	(9.0)	22.4
Current taxes	(20.0)	(13.7)
Deferred Taxes	10.9	36.1
Effective rate	41.0%	27.6%

▪	After taxes and adjusted for minority interests in Usina da Barra and Cosan Portuária, the Company recorded a 1Q’09 net loss of R$58.1 million, versus net income of R$13.7 million in the 1Q’08.

C. Financial Situation

▪
The Company closed the 1Q’09 with gross debt of R$1,537.7 million, well below the R$2,234.9 million recorded at the end of the 1Q’08, due to the impact of the exchange variation and the prepayment of US$164.2 million of the Senior Notes maturing in 2009, commented on in the 2Q’08 Release. Taking cash and cash equivalents and financial assets into consideration, net debt stood at R$903.8 million, versus R$1,418.5 million at the close of the 1Q’08.

Debt per Type (R$MM)	1Q'08%		1Q'09%		Var.
Senior Notes 2009	385.1	17.2	57.5	3.7	(327.6)
Senior Notes 2017	777.9	34.8	626.6	40.8	(151.3)
Perpetual Notes	861.9	38.6	718.8	46.7	(143.1)
FX Advances	-	-	-	-	-
Finame (BNDES)	13.4	0.6	6.2	0.4	(7.2)
Working Capital	36.7	1.6	29.5	1.9	(7.2)
IFC	118.7	5.3	85.0	5.5	(33.6)
Pre-Export Contracts	40.0	1.8	14.0	0.9	(26.0)
Promissory Notes	1.3	0.1	-	-	(1.3)
Gross Debt	2,234.9	100.0	1,537.7	100.0	(697.2)
Cash & Marketable Securities	816.4	36.5	633.9	41.2	(182.5)
Net Debt	1,418.5	63.5	903.8	58.8	(514.7)

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

▪	Short-term debt remained at exceptionally low levels, accounting for only 4.1% of the total. In currency terms, the dollar-denominated portion of the debt remained at 97.7%.

Debt Profile (R$MM)	1Q'08%		1Q'09%		Var.
Total Debt	2,234.9	100.0	1,537.7	100.0	(697.2)
Short-Term	126.3	5.7	62.9	4.1	(63.5)
Long-Term	2,108.6	94.3	1,474.9	95.9	(633.7)
Real - R$	51.3	2.3	35.7	2.3	(15.6)
Dollar - US$	2,183.6	97.7	1,502.0	97.7	(681.5)

D. Investments

▪
Cosan’s 1Q’09 capex totaled R$265.6 million, 52.3% up year-on-year. This figure includes R$12.2 million in non-operating investments, comprising: (i) R$3.7 million in the capitalization of Uniduto; (ii) R$1.9 million in goodwill from the acquisition of shares in Aliança, a project company in the Araçatuba region which already possesses an environmental license and which represents the second phase of the expansion of the Gasa unit to a crushing capacity of up to 3.8 million tonnes; (iii) R$11.5 million in pre-operating expenses related to the greenfield bioenergy project and in expenses from the integration of Esso, and; (iv) a negative adjustment of R$4.9 million in the goodwill from the acquisition of Santa Luiza due to reclassifications in the latter company’s accounts..

1Q'08	1Q'09	Capex (R$MM)	YTD'08	YTD'09
3.9	0.7	New Investments, including Goodwill	3.9	0.7
0.1	11.5	Deferred Charges & Other	0.1	11.5
56.1	54.9	Sugar Cane Planting Costs	56.1	54.9
27.5	41.6	Co-generation Projects	27.5	41.6
3.6	-	Inter-harvest Maintenance Costs	3.6	-
83.1	156.9	Investments in P,P&E	83.1	156.9
174.4	265.6	Capex	174.4	265.6
170.3	253.3	Operating Capex	170.3	253.3

Work speeds up on greenfield unit in Jataí	▪
Operating capex came to R$253.3 million, 50.1% up on the R$170.3 million invested in the 1Q’08. Growth was chiefly leveraged by the termination of investments related to the expansion of the Gasa unit (R$39.4 million), disbursements related to the Jataí greenfield project (R$68.3 million) and the conclusion of the cogeneration projects in the Costa Pinto and Rafard units and the beginning of expenditures on the Bonfim unit.

▪
Other major operating investments included: (i) R$8.4 million in the construction of additional ethanol tankage capacity in the Ipaussu, Bonfim, Barra and Gasa units; (ii) R$6.6 million in the construction of pipelines to carry vignasse to the plantations for environmental reasons and to reduce dependence on fertilizers, and; (iii) R$15.3 million in mechanization, including new harvesters, tractors, implements and trucks for agricultural operations in the various units.

▪
Investments in sugarcane planting (except in Jataí, included in the greenfield expenses mentioned above) remained flat over the 1Q’08. As of the 2Q’09, however, Cosan will be reducing planted area and, consequently, planting capex.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

E. Material Facts

▪
On August 14, the subsidiary Barra Bioenergia S.A., signed an agreement with CPFL Comercialização Brasil S.A. (“CPFL”) to sell the latter between 2,900 GWh and 3,600 GWh of electric power over 15 years, totaling around R$ 500 million, adjusted annually by the variation in the IGP-M inflationary index. The energy will be supplied by a cogeneration facility to be built in association with the Gasa unit. The agreement also envisages the supply of any surplus electricity from the same plant, including from the increased use of biomass, i.e. the use of sugarcane leaves and straw in addition to bagasse.

▪
Given the advanced conclusion of the cogeneration projects in the Costa Pinto and Rafard plants, scheduled for start-up in 2009, Cosan S.A. Bioenergia will also supply CPFL with 100 GWh over 6 months beginning in September/08. In addition, January/09 will see the first revenue from the energy sold at the 2005 auction, representing a monthly cash intake of around R$4.0 million.

▪
The subsidiaries Barra Bioenergia S.A. and Cosan Centroeste S.A. Sugar e Álcool emerged victorious from the 1st Reserve Energy Auction on August 14. The Barra, Bonfim and Jataí units will build biomass cogeneration plants to produce 9,504.6 GWh over 15 years as of 2010, with a present value of around R$1.5 billion adjusted by the IPCA consumer price index.

▪
On August 28, Cosan S.A. constituted the subsidiary Radar Propriedades Agrícolas S.A. (“RADAR”), whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. Over the last decade COSAN has developed a technical center specialized in evaluating the agricultural potential of rural properties. RADAR’s management will be entirely independent with its own team of dedicated professionals. Cosan will retain around 18.9% of RADAR’s capital and the remaining 81.1% will be divided among other investors. COSAN initially invested US$35 million and the other investors US$150 million, and a second investment is expected within the next two years. According to the shareholders’ agreement, executed on the same date, Cosan will retain the majority of votes on RADAR’s Board of Directors, thereby retaining control of the company. In addition, COSAN has a 10-year option to subscribe 20% of RADAR’s capital stock for the same amount as the initial capitalization.

▪
On September 11, 2009, Cosan, through its bioenergy subsidiaries, also entered into other contracts for the supply of biomass electricity through bilateral agreements with Rede Comercializadora de Energia S/A, in accordance with which, the Univalem and Diamante plants will also provide approximately 3,000 GWh at a current amount of close to R$489 million, adjusted annually by the variation in the IGP-M inflationary index.

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

F. Guidance for the FY’09

·  This guidance was prepared without considering the effects of Esso’s possible consolidation.

·   Also excluded is the anticipation of the end of Cosan’s fiscal year to March 31 approved on General and Extraordinary Shareholders’ Meeting held on August 29, resulting in an FY’09 of only 11  months.
▪
This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, at the company’s current state of development, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

				Changes
				from
				previous
Guidance	2007FY	2008FY	2009FY	guidance
FX Rate - EoP (R$:US$)	2.1762	1.8776	=	-
Crushed Cane Volume (thousand tons)	16,790	14,868	▲	-
Sugar Volume Sold (thousand tons)	749	842	▲	-
Ethanol Volume Sold (million liters)	292	245	▲	-
Avg. Sugar Price (R$/ton)	815	442	▲	-
Avg Ethanol Price (R$/thousand liter)	966	690	▲	-
Revenues (R$MM)	944	592	▲▲	-
COGS (R$MM)	576	548	▲▲	-
EBITDA (R$MM)	329	50	▲▲▲	-
EBITDAH (R$MM)	203	133	▲	-
Net Profit/Loss (R$MM)	5	14	▼▼▼	-
Operating Capex (R$MM)	84	170	▲▲	-

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)—Continued

G. Financial Statements of Cosan S.A. – BR GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In million of reais)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Gross Operating Revenue	2,702.4	3,902.9	2,978.6	1,084.3	1,048.5	755.4	636.4	678.3	747.5	916.4	692.7
(-) Sales Taxes and Deductions	(224.5)	(297.8)	(242.5)	(76.2)	(77.7)	(73.3)	(44.7)	(50.8)	(73.5)	(73.4)	(53.1)
(=) Net Operating Revenue	2,477.9	3,605.1	2,736.2	1,008.1	970.8	682.1	591.7	627.5	674.0	843.0	639.6
(-) Cost of Goods Sold and Services Rendered	(1,721.3)	(2,481.1)	(2,387.1	(713.1)	(680.2)	(511.8)	(548.0)	(551.1)	(594.4)	(693.6)	(626.0)
(=) Gross Profit	756.6	1,123.9	349.0	294.9	290.6	170.3	43.7	76.4	79.6	149.4	13.6
Margin	30.5%	31.2%	12.8%	29.3%	29.9%	25.0%	7.4%	12.2%	11.8%	17.7%	2.1%
(-) Operating Income (Expenses):	(819.1)	(558.6)	(428.0)	(109.7)	(196.7)	98.9	(24.6)	(51.8)	(186.1)	(165.5)	(99.4)
(-) Selling	(217.1)	(282.0)	(301.3)	(75.6)	(71.2)	(75.2)	(61.1)	(91.9)	(73.4)	(74.9)	(85.7)
(-) General and Administrative	(150.0)	(246.2)	(210.2)	(49.4)	(52.8)	(97.7)	(57.0)	(45.5)	(49.9)	(57.7)	(59.7)
(-) Financial Income (Expenses), Net	(245.2)	158.0	284.3	27.7	(17.6)	333.6	150.8	144.3	(11.9)	1.0	86.9
(±) Earnings (Losses) on Equity Investments	0.6	(0.1)	6.6	0.1	0.1	(0.5)	0.1	0.0	0.1	6.4	0.2
(-) Goodwill Amortization	(142.8)	(223.7)	(201.4)	(55.6)	(55.9)	(55.9)	(56.0)	(56.6)	(48.2)	(40.6)	(40.4)
(±) Other Operating Income (Expenses), Net	(11.8)	35.3	(6.0)	43.1	0.7	(5.4)	(1.5)	(2.0)	(2.7)	0.3	(0.6)
(-) Expenses with Placement of Shares	(52.8)	-	-	-	-	-	-	-	-	-	-
(=) Operating Income (Loss)	(62.5)	565.3	(79.0)	185.3	93.9	269.1	19.1	24.6	(106.6)	(16.1)	(85.8)
Margin	-2.5%	15.7%	-2.9%	18.4%	9.7%	39.5%	3.2%	3.9%	-15.8%	-1.9%	-13.4%
(±) Non-operating Result, Net	(1.0)	2.0	10.0	0.3	0.1	0.4	3.0	2.3	1.1	3.7	4.5
(=) Income (Loss) before Taxes	(63.5)	567.3	(69.0)	185.6	94.0	269.5	22.1	26.9	(105.5)	(12.4)	(81.3)
(±) Income and Social Contribution Taxes	5.8	(203.9)	18.7	(60.1)	(30.0)	(102.5)	(9.0)	(12.3)	33.5	6.6	22.4
(±) Minority Interest	(6.9)	(6.2)	2.5	(1.8)	(0.6)	(2.3)	0.6	0.7	0.6	0.5	0.8
(=) Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	123.8	63.4	164.7	13.7	15.2	(71.4)	(5.3)	(58.1)
Margin	-2.6%	9.9%	-1.7%	12.3%	6.5%	24.2%	2.3%	2.4%	-10.6%	-0.6%	-9.1%
• EBITDA	517.7	928.0	172.9	272.6	197.9	128.4	49.5	75.9	1.3	46.2	24.7
Margin	20.9%	25.7%	6.3%	27.0%	20.4%	18.8%	8.4%	12.1%	0.2%	5.5%	3.9%
• EBITDAH (Ebitda adjusted by Hedge)	308.6	853.7	397.8	280.9	233.2	136.4	133.3	142.7	94.4	27.3	69.9
Margin	13.6%	24.2%	13.4%	27.6%	23.2%	19.8%	19.7%	20.6%	12.3%	3.3%	10.2%
• Depreciation & Amortization	139.9	297.0	341.3	59.5	30.6	136.5	125.4	139.0	47.8	29.1	157.2
Balance Sheet	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In million of reais)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Cash and Cash Equivalents	61.0	643.8	65.8	56.7	976.8	643.8	579.0	135.1	115.7	65.8	90.4
Marketable Securities	770.5	573.3	944.2	345.7	303.7	573.3	237.4	6.5	1,332.5	944.2	543.5
Derivative Financial Instruments	288.6	37.6	86.5	15.2	8.5	37.6	94.0	3.6	67.3	86.5	88.4
Trade Accounts Receivable	212.6	112.3	215.2	277.4	212.1	112.3	140.4	107.3	105.4	215.2	115.5
Inventories	390.8	503.4	570.5	1,221.2	857.9	503.4	790.2	1,194.8	1,019.7	570.5	905.6
Advances to Suppliers	132.7	211.4	226.1	174.2	184.0	211.4	308.6	304.5	243.1	226.1	252.3
Related Parties	0.0	-	16.3	-	0.1	-	-	-	-	16.3	1.1
Deferred Income and Social Contribution Taxes	41.4	38.1	-	56.9	144.9	38.1	26.9	24.2	26.0	-	-
Other Assets	115.7	104.9	158.8	124.7	121.7	104.9	94.2	75.1	79.7	158.8	143.2
Current Assets	2,013.4	2,224.7	2,283.6	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4	2,283.6	2,140.0
Accounts Receivable from Federal Government	-	318.4	342.2	-	-	318.4	318.4	331.4	339.2	342.2	342.2
CTN's-Restricted Brazilian Treasury Bills	104.9	123.3	151.7	114.0	119.2	123.3	127.8	135.9	144.9	151.7	164.8
Deferred Income and Social Contribution Taxes	361.8	242.5	357.0	299.3	214.0	242.5	261.6	277.1	297.9	357.0	386.7
Other Assets	99.5	112.4	201.7	93.7	113.0	112.4	108.1	105.8	151.8	201.7	212.3
Investments	13.4	93.2	120.3	13.6	13.7	93.2	13.8	13.9	14.0	120.3	124.2
Property, Plant and Equipment	1,656.4	2,013.1	2,771.4	1,600.3	1,732.1	2,013.1	2,076.7	2,070.3	2,293.3	2,771.4	2,864.7
Goodwill	1,353.0	1,133.2	1,160.7	1,245.0	1,189.1	1,133.2	1,146.6	1,090.2	1,042.4	1,160.7	1,115.6
Deferred Charges	2.3	2.6	4.9	2.3	2.2	2.6	3.2	3.6	3.7	4.9	18.0
Permanent Assets	3,591.3	4,038.6	5,109.9	3,368.2	3,383.2	4,038.6	4,056.2	4,028.1	4,287.1	5,109.9	5,228.5
(=) Total Assets	5,604.8	6,263.4	7,393.5	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5
Loans and Financings	68.8	89.0	83.3	73.4	75.9	89.0	116.5	105.1	74.9	83.3	66.4
Derivatives Financial Instruments	65.4	35.5	41.9	20.5	2.5	35.5	48.0	31.2	20.5	41.9	13.1
Trade Accounts Payable	201.7	113.8	191.0	348.0	197.2	113.8	315.2	373.3	196.3	191.0	331.6
Salaries Payable	49.7	63.3	80.7	92.0	37.5	63.3	91.7	113.4	51.7	80.7	119.0
Taxes and Social Contributions Payable	111.1	126.2	116.1	107.3	114.8	126.2	131.5	101.0	93.3	116.1	115.0
Advances from Customers	79.2	49.4	26.3	98.4	83.2	49.4	41.0	28.7	30.0	26.3	25.5
Promissory Notes	55.8	1.3	-	37.8	3.7	1.3	1.3	-	-	-	-
Related Parties	0.1	0.7	-	0.7	-	0.7	-	-	-	-	-
Deferred Income and Social Contribution Taxes	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Other Liabilities	32.8	107.2	32.9	64.9	27.2	107.2	87.3	12.3	8.3	32.9	17.5
Current Liabilities	670.0	591.7	577.7	848.4	547.5	591.7	838.1	770.5	480.5	577.7	693.4
Loans and Financing	2,002.7	2,770.4	2,136.2	2,040.6	2,868.7	2,770.4	2,591.1	2,178.8	2,196.8	2,136.2	2,047.9
Taxes and Social Contributions Payable	446.9	338.5	359.3	355.8	346.2	338.5	336.5	345.0	340.1	359.3	351.5
Promissory Notes	12.7	-	-	-	-	-	-	-	-	-	-
Provision for Contingencies	907.4	728.0	832.4	705.4	717.4	728.0	741.0	757.5	775.3	832.4	849.8
Advances from Customers	86.9	49.5	-	87.1	42.5	49.5	15.6	14.5	-	-	-
Deferred Taxes on Revaluation Reserves	40.8	33.4	27.6	37.2	35.4	33.4	30.9	28.3	27.4	27.6	24.5
Other Liabilities	67.9	100.6	116.8	63.8	62.4	100.6	109.6	105.9	107.0	116.8	116.8
Noncurrent Liabilities	3,565.4	4,020.4	3,472.3	3,289.9	4,072.5	4,020.4	3,824.7	3,429.9	3,446.7	3,472.3	3,390.5
Minority Shareholders' Interest	14.0	20.2	17.7	17.4	17.9	20.2	19.6	18.9	18.2	17.7	17.0
Capital	1,185.8	1,192.7	2,935.3	1,185.8	1,192.7	1,192.7	1,192.7	1,192.7	2,935.3	2,935.3	2,935.3
Profits Reserve	-	227.3	180.2	-	-	227.3	227.3	227.3	227.3	180.2	180.2
Legal Reserve	-	16.0	16.0	-	-	16.0	16.0	16.0	16.0	16.0	16.0
Revaluation Reserves	195.9	195.0	194.4	195.4	195.2	195.0	194.7	194.5	194.4	194.4	194.2
Accumulated losses	(26.2)	-	-	103.4	167.0	-	13.9	29.4	(41.9)	-	(57.9)
Shareholders' Equity	1,355.4	1,631.0	3,325.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1	3,325.8	3,267.7
(=) Total Liabilities & Shareholders' Equity	5,604.8	6,263.4	7,393.5	5,640.2	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)—Continued

Cash Flow Statement	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In millions of reais)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	123.8	63.4	164.7	13.7	15.2	(71.4)	(5.3)	(58.1)
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	(0.6)	0.1	(6.6)	(0.1)	(0.1)	0.5	(0.1)	(0.0)	(0.1)	(6.4)	(0.2)
Depreciation & Amortization	139.9	297.0	341.3	59.5	30.6	136.5	125.4	139.0	47.8	29.1	157.2
Residual Value of Permanent Assets Disposals	6.7	8.4	11.0	1.6	1.0	3.8	2.6	4.2	0.1	4.1	2.8
Goodwill Amortization	142.8	223.7	201.4	55.6	55.9	55.9	56.0	56.6	48.2	40.6	40.4
Accrued Financial Expenses	48.7	(190.6)	(116.0)	(1.8)	65.0	(344.9)	(103.0)	(63.2)	87.5	(37.2)	(26.2)
Other Non-cash Items	(25.6)	119.7	(52.7)	3.1	(7.3)	117.0	(9.9)	(17.0)	(17.6)	(8.2)	(24.5)
(=) Adjusted Net Profit (Loss)	247.4	815.5	330.7	241.7	208.4	133.5	84.5	134.8	94.5	16.8	91.4
(±) Decrease (Increase) in Assets	(366.5)	165.0	(352.8)	(263.8)	356.6	342.1	(441.8)	(272.1)	31.9	329.2	(251.0)
(±) Increase (Decrease) in Liabilities	51.7	(313.0)	2.9	(232.7)	(264.3)	(20.6)	217.1	(34.6)	(184.5)	4.9	113.8
(=) Cash Flow from Operating Activities	(67.4)	667.5	(19.2)	(254.8)	300.7	455.1	(140.2)	(171.8)	(58.1)	350.9	(45.8)
Marketable Securities	(766.6)	197.2	(361.8)	287.9	42.0	(269.6)	338.7	230.9	(1,326.0)	394.6	400.8
Goodwill Paid in Equity Investment Acquisitions	(536.1)	(3.7)	-	-	-	-	(1.8)	(0.3)	(0.4)	2.5	3.0
Acquisition of Investments	-	(80.0)	(169.6)	-	(0.0)	(80.0)	(2.1)	-	(0.0)	(167.5)	(3.8)
Acquisition of Property, Plant and Equipment	(208.9)	(683.5)	(1,050.5)	(122.7)	(111.2)	(365.1)	(170.3)	(136.8)	(270.8)	(472.6)	(253.3)
Additions to Deferred Charges and Other	0.2	(0.6)	(2.6)	(0.0)	(0.0)	(0.4)	(0.1)	(0.4)	(0.2)	(1.8)	(11.5)
(=) Cash Flow from Investment Activities	(1,511.4)	(570.7)	(1,584.5)	165.2	(69.3)	(715.1)	164.3	93.4	(1,597.4)	(244.8)	135.2
Additions of Debt	1,878.8	854.7	198.3	46.3	852.1	(47.0)	1.9	8.8	213.0	(25.5)	3.0
Payments of Principal and Interest on Debt	(1,159.9)	(375.6)	(839.4)	(76.2)	(170.3)	(25.9)	(97.7)	(370.0)	(319.6)	(52.2)	(67.8)
Capital Increase	885.8	6.9	1,742.6	-	6.9	-	-	-	1,742.6	-	-
Dividends	-	-	(75.8)	-	-	-	-	-	-	(75.8)	-
Other	-	-	-	-	-	-	6.8	(4.4)	-	(2.4)	-
(=) Cash Flows from Financing Activities	1,604.6	486.0	1,025.7	(29.9)	688.7	(72.9)	(88.9)	(365.5)	1,636.0	(155.9)	(64.8)
(=) Total Cash Flow	25.8	582.8	(578.0)	(119.5)	920.1	(333.0)	(64.8)	(443.9)	(19.4)	(49.8)	24.6
(+) Cash & Equivalents, Beginning	35.2	61.0	643.8	176.2	56.7	976.8	643.8	579.0	135.1	115.7	65.8
(=) Cash & Equivalents, Closing	61.0	643.8	65.8	56.7	976.8	643.8	579.0	135.1	115.7	65.8	90.4
Credit Statistics (LTM)	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In million of reais)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Net Operating Revenues	2,477.9	3,605.1	2,736.2	3,356.2	3,670.4	3,605.1	3,252.7	2,872.1	2,575.2	2,736.2	2,784.1
• Gross Profit	756.6	1,123.9	349.0	1,112.1	1,193.9	1,123.9	799.5	580.9	369.9	349.0	318.9
• EBITDA	517.7	928.0	172.9	903.0	968.1	928.0	648.5	451.8	255.1	172.9	148.1
• EBIT	377.8	631.1	(168.4)	726.0	782.6	631.1	296.4	20.3	(193.6)	(168.4)	(225.1)
• Net Financial Expenses	245.2	(158.0)	(284.3)	331.0	261.0	(158.0)	(494.5)	(611.1)	(616.9)	(284.3)	(220.4)
• Net Profit	(64.6)	357.3	(47.8)	87.1	191.7	357.3	365.6	257.0	122.2	(47.8)	(119.6)
Liquid Funds	831.5	1,217.1	1,010.1	402.4	1,280.5	1,217.1	816.4	141.6	1,448.2	1,010.1	633.9
• Cash and Cash Equivalents	61.0	643.8	65.8	56.7	976.8	643.8	579.0	135.1	115.7	65.8	90.4
• Marketable Securities	770.5	573.3	944.2	345.7	303.7	573.3	237.4	6.5	1,332.5	944.2	543.5
Short-Term Debt	171.3	109.0	80.5	126.4	116.4	109.0	126.3	99.6	80.2	80.5	62.9
• Loans and Financings	42.9	71.1	65.7	48.0	65.8	71.1	100.7	82.6	65.1	65.7	48.8
• Pre-Export Contracts	72.6	36.7	14.8	40.6	46.8	36.7	24.4	17.0	15.1	14.8	14.0
• Promissory Notes	55.8	1.3	-	37.8	3.7	1.3	1.3	-	-	-	-
Long-Term Debt	1,630.0	2,324.8	1,592.4	1,643.6	2,419.3	2,324.8	2,108.6	1,678.5	1,663.6	1,592.4	1,474.9
• Loans and Financings	1,530.3	2,275.3	1,592.4	1,556.4	2,376.8	2,275.3	2,092.9	1,663.9	1,663.6	1,592.4	1,474.9
• Pre-Export Contracts	86.9	49.5	-	87.1	42.5	49.5	15.6	14.5	-	-	-
• Promissory Notes	12.7	-	-	-	-	-	-	-	-	-	-
Total Debt	1,801.3	2,433.8	1,672.9	1,770.0	2,535.7	2,433.8	2,234.9	1,778.0	1,743.8	1,672.9	1,537.7
Net Debt	969.8	1,216.7	662.9	1,367.6	1,255.2	1,216.7	1,418.5	1,636.4	295.6	662.9	903.8
Current Assets	2,013.4	2,224.7	2,283.6	2,272.0	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4	2,283.6	2,140.0
Current Liabilities	670.0	591.7	577.7	848.4	547.5	591.7	838.1	770.5	480.5	577.7	693.4
Shareholders' Equity	1,355.4	1,631.0	3,325.8	1,484.6	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1	3,325.8	3,267.7
Capex - Property, Plant and Equipment	744.8	767.9	1,222.7	883.0	906.7	767.9	854.0	868.7	1,028.8	1,222.7	1,313.8
• Capex - Operational	208.9	683.5	1,050.5	342.8	427.4	683.5	769.5	783.5	943.0	1,050.5	1,133.5
EBITDA Margin	20.9%	25.7%	6.3%	26.9%	26.4%	25.7%	19.9%	15.7%	9.9%	6.3%	5.3%
• Gross Profit Margin	30.5%	31.2%	12.8%	33.1%	32.5%	31.2%	24.6%	20.2%	14.4%	12.8%	11.5%
• EBIT Margin	15.2%	17.5%	-6.2%	21.6%	21.3%	17.5%	9.1%	0.7%	-7.5%	-6.2%	-8.1%
• Net Profit Margin	-2.6%	9.9%	-1.7%	2.6%	5.2%	9.9%	11.2%	8.9%	4.7%	-1.7%	-4.3%
Net Debt ÷ Shareholders' Equity
• Net Debt %	41.7%	42.7%	16.6%	48.0%	44.7%	42.7%	46.3%	49.6%	8.2%	16.6%	21.7%
• Shareholders' Equity %	58.3%	57.3%	83.4%	52.0%	55.3%	57.3%	53.7%	50.4%	91.8%	83.4%	78.3%
Long-Term Payable Debt to Equity Ratio	1.2x	1.4x	0.5x	1.1x	1.6x	1.4x	1.3x	1.0x	0.5x	0.5x	0.5x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	3.0x	3.8x	4.0x	2.7x	5.1x	3.8x	2.7x	2.4x	6.2x	4.0x	3.1x
Net Debt ÷ EBITDA	1.9x	1.3x	3.8x	1.5x	1.3x	1.3x	2.2x	3.6x	1.2x	3.8x	6.1x
• Short-Term Net Debt ÷ EBITDA	0.3x	0.1x	0.5x	0.1x	0.1x	0.1x	0.2x	0.2x	0.3x	0.5x	0.4x
Net Debt ÷ (EBITDA - Capex)	-4.3x	7.6x	-0.6x	68.6x	20.4x	7.6x	-6.9x	-3.9x	-0.4x	-0.6x	-0.8x
• Net Debt ÷ (EBITDA - Operational Capex)	3.1x	5.0x	-0.8x	2.4x	2.3x	5.0x	-11.7x	-4.9x	-0.4x	-0.8x	-0.9x
Interest Cover (EBITDA ÷ Net Financial Exp.)	2.1x	-5.9x	-0.6x	2.7x	3.7x	-5.9x	-1.3x	-0.7x	-0.4x	-0.6x	-0.7x
• Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	1.3x	-1.5x	3.1x	1.7x	2.1x	-1.5x	0.2x	0.5x	1.1x	3.1x	4.5x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	25.3%	-13.0%	-42.9%	24.2%	20.8%	-13.0%	-34.9%	-37.3%	-208.7%	-42.9%	-24.4%

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

H. Financial Statements of Cosan Ltd – US GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'0
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Net sales	1,096.6	1,679.1	1,491.2	462.7	463.2	328.1	301.3	328.0	376.7	485.3	394.0
(-) Cost of goods sold	(796.3)	(1,191.3)	(1,345.6)	(330.5)	(338.7)	(258.7)	(288.2)	(295.5)	(343.5)	(418.4)	(398.9)
(=) Gross profit	300.3	487.8	145.6	132.2	124.4	69.4	13.1	32.5	33.2	66.9	(4.9)
(-) Selling expenses	(97.8)	(133.8)	(168.6)	(35.3)	(35.5)	(35.2)	(32.0)	(50.2)	(41.6)	(44.9)	(53.0)
(-) General and administrative expenses	(72.0)	(121.1)	(115.1)	(24.1)	(26.5)	(48.6)	(30.1)	(24.4)	(30.2)	(30.5)	(36.3)
(=) Operating income (loss)	130.5	232.9	(138.1)	72.8	62.5	(14.3)	(49.0)	(42.0)	(38.6)	(8.5)	(94.2)
Operating margin	11.9%	13.9%	-9.3%	15.7%	13.5%	-4.4%	-16.3%	-12.8%	-10.2%	-1.8%	-23.9%
(-) Other income (expense):
Financial	(226.6)	289.4	116.8	66.5	(13.4)	213.4	53.7	75.6	(131.8)	119.3	26.5
Other	(5.5)	16.3	(3.7)	19.8	0.5	(2.6)	(0.5)	0.1	(1.4)	(1.8)	(3.5)
(=) Income (loss) before income taxes, equity in income
of affiliates and minority interest	(101.6)	538.5	(25.0)	159.1	49.6	196.5	4.2	33.7	(171.9)	109.0	(71.2)
(-) Income taxes expense (benefit)	29.7	(188.8)	19.8	(52.6)	(16.6)	(72.2)	(1.7)	(8.1)	57.5	(27.9)	23.2
(=) Income (loss) before equity in income of affiliates and
minority interest	(71.8)	349.7	(5.2)	106.4	33.1	124.2	2.5	25.6	(114.3)	81.1	(48.0)
(±) Equity in income of affiliates	1.6	(0.0)	(0.2)	0.0	0.1	(0.2)	(0.2)	(1.8)	(0.5)	2.3	0.1
(±) Minority interest in net (income) loss of subsidiaries	33.1	(173.0)	22.0	(52.6)	(16.4)	(61.4)	(1.0)	(6.1)	55.2	(26.1)	18.6
(=) Net income (loss)	(37.1)	176.7	16.6	53.9	16.7	62.6	1.2	17.7	(59.7)	57.3	(29.3)
Margin	-3.4%	10.5%	1.1%	11.6%	3.6%	19.1%	0.4%	5.4%	-15.8%	11.8%	-7.4%
• EBITDA	223.6	436.5	94.3	138.6	76.9	73.4	25.7	41.9	11.8	15.0	14.6
Margin	20.4%	26.0%	6.3%	30.0%	16.6%	22.4%	8.5%	12.8%	3.1%	3.1%	3.7%
• EBIT	125.0	249.2	(141.8)	92.6	63.0	(17.0)	(49.5)	(41.9)	(40.0)	(10.3)	(97.7)
Margin	11.4%	14.8%	-9.5%	20.0%	13.6%	-5.2%	-16.4%	-12.8%	-10.6%	-2.1%	-24.8%
• Depreciation and amortization	98.6	187.4	236.1	46.1	13.9	90.3	75.2	83.8	51.8	25.3	112.3

Cash Flow Statement	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
• Cash flow from operating activities:
Net income (loss) for the year/quarter	(37.1)	176.7	16.6	53.9	16.7	62.6	1.2	17.7	(59.7)	57.3	(29.3)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	98.6	187.4	236.1	46.1	13.9	90.3	75.2	83.8	51.8	25.3	112.3
Deferred income and social contribution taxes	(53.0)	150.2	(52.4)	45.8	(14.2)	76.3	(8.6)	(5.9)	(51.9)	14.0	(31.6)
Interest, monetary and exchange variation	24.3	116.3	(43.7)	40.1	(4.6)	24.7	(53.1)	(44.5)	56.5	(2.5)	(14.5)
Minority interest in net income of subsidiaries	(33.1)	173.0	(22.0)	52.6	16.4	61.4	1.0	6.1	(55.2)	26.1	(18.6)
Others	15.9	(176.8)	15.2	(16.7)	0.5	(164.1)	5.8	6.9	(6.2)	8.7	9.2
	15.6	626.8	149.8	221.7	28.7	151.2	21.5	63.9	(64.6)	128.9	27.5
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	(35.4)	48.2	(57.1)	(21.2)	29.9	47.7	(16.7)	15.4	6.4	(62.2)	63.9
Inventories	30.9	(54.1)	(31.7)	(165.5)	168.7	165.6	(147.8)	(240.5)	103.1	253.5	(214.0)
Advances to suppliers	(10.7)	(38.7)	(8.4)	(3.5)	(4.7)	(14.6)	(50.9)	(1.3)	35.2	8.6	(16.8)
Trade accounts payable	28.7	(43.2)	33.7	(13.5)	(70.4)	(41.1)	106.0	40.8	(100.9)	(12.2)	90.1
Derivative financial instruments	83.5	(155.0)	90.4	(45.3)	15.1	(38.7)	33.5	9.0	127.4	(79.6)	11.3
Taxes payable	(37.6)	(36.6)	(19.6)	(54.8)	25.4	(9.5)	(0.8)	(15.4)	13.7	(17.1)	(7.9)
Other assets and liabilities, net	11.0	(63.4)	(99.4)	(59.9)	(29.0)	8.2	11.1	(25.6)	(107.9)	23.0	16.2
	70.4	(342.8)	(92.2)	(363.8)	135.0	117.6	(65.6)	(217.7)	77.1	114.0	(57.1)
(=) Net cash provided by operating actitivities	86.0	284.0	57.6	(142.1)	163.7	268.7	(44.0)	(153.8)	12.5	242.9	(29.6)
• Cash flow from investing activities:
Restricted cash	(62.6)	47.0	(25.9)	0.6	(0.3)	(12.6)	(30.0)	48.9	(33.6)	(11.1)	0.1
Marketable securities	(366.9)	97.0	(671.0)	135.3	23.1	(124.4)	180.8	(972.6)	(71.0)	191.8	(202.4)
Acquisition of property, plant and equipment	(135.2)	(356.2)	(642.9)	(40.7)	(62.5)	(242.6)	(94.4)	(90.5)	(157.3)	(300.8)	(169.3)
Acquisitions, net of cash acquired	(260.9)	(39.4)	(102.0)	(0.1)	0.1	(39.4)	(1.1)	(0.1)	0.0	(100.8)	0.8
(=) Net cash used in investing actitivities	(825.5)	(251.6)	(1,441.7)	95.2	(39.6)	(419.0)	55.3	(1,014.3)	(261.9)	(220.8)	(370.8)
• Cash flow from financing activities:
Proceeds from issuance of common stock	383.1	3.2	1,118.4	-	3.2	-	-	1,118.4	-	-	-
Capital increase on subsidiary from minority interest	-	-	324.4	-	-	-	-	-	312.7	11.7	-
Dividends Paid	-	-	(44.9)	-	423.8	(423.8)	-	-	-	(44.9)	-
Additions of long-term debts	899.3	424.6	117.5	23.8	(25.3)	424.6	-	-	-	117.5	-
Payments of long-term debts	(556.5)	(205.0)	(492.1)	(36.5)	(86.9)	(22.4)	(47.1)	(213.3)	(60.4)	(171.2)	(39.8)
Other	-	-	-	-	-	-	-	-	-	-	-
(=) Net cash provided by financing actitivities	725.9	222.8	1,023.3	(12.7)	314.8	(21.6)	(47.1)	905.1	252.3	(86.9)	(39.8)
Effect of exchange rate changes on cash and cash
equivalents	29.6	32.1	112.6	5.1	(5.6)	28.7	27.0	32.2	3.6	49.8	458.1
(=) Net increase (decrease) in cash and cash equivalents
	16.1	287.3	(248.2)	(54.5)	433.3	(143.2)	(8.8)	(230.7)	6.4	(15.0)	17.9
(+) Cash and cash equivalents at beginning of year	13.2	29.2	316.5	81.0	26.5	459.7	316.5	307.7	77.0	83.4	68.4
(=) Cash and cash equivalents at end of year	29.2	316.5	68.4	26.5	459.7	316.5	307.7	77.0	83.4	68.4	86.3

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

Balance Sheet	Apr'06	Apr'07	Apr'08	Oct'06	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	2Q'07	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09
Assets
Current assets:
Cash and cash equivalents	29.2	316.5	68.4	26.5	459.7	316.5	307.7	77.0	83.4	68.4	86.3
Restricted cash	63.0	17.7	47.2	1.5	2.4	17.7	49.2	1.8	35.2	47.2	50.7
Marketable securities	368.8	281.9	1,014.5	161.3	142.9	281.9	124.5	1,131.6	1,188.5	1,014.5	804.2
Trade accounts receivable, net	101.8	55.2	126.9	129.4	99.8	55.2	74.6	61.4	59.8	126.9	73.0
Inventories	187.2	247.5	337.7	569.9	403.8	247.5	415.9	677.0	571.2	337.7	577.6
Advances to suppliers	63.5	104.0	133.7	81.3	86.6	104.0	163.5	173.4	137.1	133.7	160.8
Deferred income taxes	74.8	-	-	19.0	61.5	-	-	-	-	-	-
Other current assets	72.0	116.8	134.6	98.5	93.3	116.8	93.5	90.6	57.3	134.6	165.0
	960.3	1,139.5	1,863.0	1,087.5	1,350.0	1,139.5	1,228.9	2,212.8	2,132.6	1,863.0	1,917.6
Noncurrent assets:
Property, plant and equipment, net	1,008.1	1,194.1	2,018.1	952.4	1,009.2	1,194.1	1,311.0	1,405.1	1,514.3	2,018.1	2,217.3
Goodwill	497.9	491.9	772.6	476.4	475.3	491.9	527.7	562.7	626.3	772.6	823.4
Intangible assets, net	98.9	94.0	106.1	92.8	91.8	94.0	99.7	105.2	102.0	106.1	111.8
Accounts Receivable from Federal Government	-	156.5	202.8	-	-	156.5	169.6	190.0	192.7	202.8	218.4
Other non-current assets	126.6	177.5	306.4	118.0	130.4	177.5	192.3	209.0	237.9	306.4	345.3
	1,731.4	2,113.9	3,406.1	1,639.6	1,706.7	2,113.9	2,300.3	2,472.0	2,673.3	3,406.1	3,716.3
(=) Total assets	2,691.8	3,253.4	5,269.1	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	96.6	55.9	114.4	162.4	92.8	55.9	166.6	212.0	110.5	114.4	212.0
Advances from customers	37.9	24.3	15.6	45.9	39.1	24.3	21.9	16.4	17.0	15.6	15.3
Taxes payable	40.0	57.5	62.9	45.7	49.0	57.5	64.8	51.7	47.1	62.9	67.4
Salaries payable	23.8	31.1	47.8	42.9	17.7	31.1	47.9	63.8	29.2	47.8	75.8
Current portion of long-term debt	46.6	36.1	38.2	41.9	31.9	36.1	51.8	44.0	27.9	38.2	33.2
Derivative financial instruments	133.4	9.8	55.0	22.7	15.5	9.8	15.0	26.8	102.3	55.0	102.1
Dividends payable	-	37.3	-	-	-	37.3	40.4	-	-	-	-
Other liabilities	18.9	22.2	25.2	33.4	15.6	22.2	10.2	7.3	7.8	25.2	14.1
	397.1	274.2	359.1	395.0	261.7	274.2	418.5	422.0	342.0	359.1	519.8
Long-term liabilities:
Long-term debt	941.7	1,342.5	1,249.3	931.7	1,330.4	1,342.5	1,357.2	1,226.2	1,226.5	1,249.3	1,291.4
Estimated liability for legal proceedings and labor claims
	462.2	379.2	494.1	348.3	357.0	379.2	417.8	459.8	442.0	494.1	545.0
Taxes payable	152.4	106.9	170.4	107.0	105.1	106.9	115.7	130.5	127.7	170.4	181.9
Advances from customers	41.6	24.3	-	40.7	20.0	24.3	8.3	8.3	-	-	-
Deferred income taxes	81.6	141.6	101.8	106.5	143.7	141.6	142.2	144.7	85.9	101.8	83.6
Other long-term liabilities	33.1	47.5	101.7	29.5	28.4	47.5	50.3	51.0	72.8	101.7	103.3
	1,712.7	2,042.0	2,117.4	1,563.8	1,984.6	2,042.0	2,091.5	2,020.4	1,954.9	2,117.4	2,205.3
Minority interest in consolidated subsidiaries	287.6	463.6	796.8	379.8	400.6	463.6	504.0	550.0	873.4	796.8	839.7
Shareholders' equity:
Common stock	1.0	1.0	2.3	1.0	1.0	1.0	1.0	2.1	2.1	2.3	2.3
Additional paid-in capital	349.2	354.0	1,723.1	387.5	408.8	354.0	514.2	1,473.3	1,471.0	1,723.1	1,724.6
Accumulated other comprehensive income	19.8	36.7	171.8	-	-	36.7	-	116.0	121.3	171.8	273.1
Retained earnings (losses)	(75.8)	81.9	98.5	-	-	81.9	-	100.9	41.2	98.5	69.2
Total shareholders' equity	294.2	473.6	1,995.7	388.5	409.8	473.6	515.2	1,692.2	1,635.6	1,995.7	2,069.1
(=) Total liabilities and shareholders' equity	2,691.8	3,253.4	5,269.1	2,727.0	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0

COSAN S.A. INDÚSTRIA E COMÉRCIO

REPORT ON COMPANY’S PERFORMANCE (CONSOLIDATED)--Continued

I. Reconciliation of the Financial Statements of Cosan S.A. and Cosan Ltd.

Description	Cosan S.A. as audited		Santa Luiza	Cosan S.A.as internal books	GAAP Adjustments		Cosan S.A.	Cosan S.A.	Consolid.into CosanLtd.		Cosan Ltd as audited
Currency	R$'MM		R$'MM	R$'MM	R$'MM		R$'MM	US$'MM	US$'MM		US$'MM
GAAP	BR GAAP		BR GAAP	BR GAAP			US GAAP	US GAAP	US GAAP		US GAAP
								(i)
Net Sales	639.6		(0.1)	639.5	0.4	(b)	639.9	394.0	0.0		394.0
Cost of goods sold	(626.0)		0.0	(626.0)	(19.7	)(c)	(645.8)	(397.6)	(1.3	) (j)	(398.9)
Gross profit	13.6		(0.1)	13.5	(19.4)		(5.9)	(3.6)	(1.3)		(4.9)
Selling expenses	(85.7)		(0.0)	(85.7)	(0.4	)(b)	(86.1)	(53.0)	(0.0)		(53.0)
General and administrative expenses	(55.2	) (a)	0.3	(55.0)	(3.8	)(d)	(58.7)	(36.2)	(0.1	) (k)	(36.3)
Operating income	(127.4)		0.2	(127.2)	(23.5)		(150.7)	(92.8)	(1.4)		(94.2)
Other income (expenses):
Financial income (expenses), net	86.9		0.2	87.1	(49.1	)(e)	38.0	23.4	3.1	(l)	26.5
Goodwill amortization	(40.4)		0.2	(40.2)	40.2	(f)	-	-	-		-
Other	(0.6)		(0.4)	(1.0)	(4.7	)(n)	(5.7)	(3.5)	(0.0)		(3.5)
Income (loss) before income taxes, equity in
income of affiliates and minority interest	(81.5)		0.1	(81.3)	(37.1)		(118.4)	(72.9)	1.7		(71.2)

Income taxes (expense) benefit	22.4		(0.1)	22.3	15.3	(g)	37.6	23.2	-		23.2
Income (loss) before equity in income of
affiliates and minority interest	(59.1)		(0.0)	(59.1)	(21.8)		(80.8)	(49.8)	1.7		(48.0)
Equity in income of affiliates	0.2		0.0	0.2	-		0.2	0.1	(0.0)		0.1
Minority interest in net income of subsidiaries	0.8		-	0.8	(0.4	)(h)	0.4	0.2	18.4	(m)	18.6
Net income (loss)	(58.1)		-	(58.1)	(22.1)		(80.3)	(49.4)	20.1		(29.3)

(a)	Includes G&A, Management fees and Nonoperating results
(b)	Reclassification for services between Cosan Port. and Cosan S.A.
(c)	Mainly depreciation on 'purchasing price allocation' in past acquisitions, but also depreciation in capitalized interests and reversion of depreciation in revaluated portion of P,P&E
(d)	Mainly effect of stock option for executives accounting as expenses
(e)	Mainly effect of mark-to market on derivatives, but also effect of interest capitalization on P,P&E under construction, leasing recognition and 'purchasing price allocation' related to PESA/CTN debt
(f)	No goodwill amortization in US GAAP
(g)	Recalculation of income taxes on GAAP differences
(h)	Reversion of deferred charges to current expenses on Cosan Portuária
(i)	Conversion rate calculated line by line on a quarterly basis; quarterly average rate is the arithmetic average of daily PTAX 800 rate; weekends and holidays using the last business day quotation
(j)	Depreciation on 'purchasing price allocation' in the capital increase from Ltd. on S.A. last Dec/Jan
(k)	Cosan Ltd. own G&A expenses (management fees and lawyers, mainly)
(l)	Mainly cash interest gains in Cosan Ltd
(m)	Bovespa floating stake of Cosan S.A. participation on Cosan S.A. net loss
(n)	Expenses related to Esso acquisition/integration included in purchase price in BR GAAP

Non-financial information was not reviewed by our independent auditors.

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION

Ownership Interest in Subsidiaries

Name of subsidiary	CNPJ	Classification	Ownership interest in investee %	Net worth of investor %	Type of company	Number of shares held in current quarter (thousand)	Number of shares held in prior quarter (thousand)

Usina da Barra S.A. Açúcar e Álcool	08.070.508/0001-78	Unlisted subsidiary	89.91	65.45	Commercial, industrial and others	1,366,039	717,538

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

1.	Shareholding Structure at July 31, 2008 (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the shareholding structure showing investors or shareholders/members holding directly or indirectly more than 5% of the voting capital, including individuals and companies domiciled abroad at July 31, 2008.

Cosan S.A. Indústria e Comércio
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Cosan Limited	171,172,252	62.80	-	-	171,172,252	62.80
Credit Suisse H. G. Corretora de Valores S.A. *	14,210,978	5.21	-	-	14,210,978	5.21
Others	87,164,802	31.99	-	-	87,164,802	31.99
	272,548,032	100.00	-	-	272,548,032	100.00

* Interest on February 14, 2008.

Cosan Limited
Shareholding	Common shares	%	Preferred shares	%	Total shares	%
Queluz Holdings Limited	66,321,766	29.31	-	-	66,321,766	29.31
Usina Costa Pinto S.A. Açúcar e Álcool	30,010,278	13.26	-	-	30,010,278	13.26
Janus Capital Group (1)	17.141.850	7.58	-	-	17.141.850	7.58
FMR LLC (1)	15.792.300	6.98	-	-	15.792.300	6.98
Wellington Management Company (1)	13.938.700	6.16	-	-	13.938.700	6.16
Others	83.037.962	36.70	-	-	83.037.962	36.70
	226.242.856	100.00	-	-	226.242.856	100.00

Queluz Holdings Limited
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz Holdings II GmbH	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Queluz Holdings II GmbH
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz S.A. Adm. e Participações	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Queluz S.A. Adm. e Participações
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Aguassanta Participações S.A.	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Aguassanta Participações S.A.
Shareholding	Common shares	%	Preferred shares	%	Total shares	%
Usina Bom Jesus S.A. Açúcar e Álcool	1,261,352	75.29	-	-	1,261,352	75.29
Flama Empreend. e Part. S.A.	88,094	5.26	-	-	88,094	5.26
Nova Celisa S.A.	88,081	5.26	-	-	88,081	5.26
Others	237,781	14.19	-	-	237,781	14.19
	1,675,308	100.00	-	-	1,675,308	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

1.	Shareholding Structure at July 31, 2008 (Not reviewed by our independent auditors)--Continued

Usina Bom Jesus S.A. Açúcar e Álcool
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Nova Celisa S.A.	3,146,361,418	66.94	-	-	3,146,361,418	66.94
R.A. Coury Agrícola e Participações Ltda.	532,274,315	11.32	-	-	532,274,315	11.32
Others	1,021,364,267	21.74	-	-	1,021,364,267	21.74
	4,700,000,000	100.00	-	-	4,700,000,000	100.00

Nova Celisa S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rio das Pedras Participações S.A.	918,000	51.00	882,000	50.00	1,800,000	50.51
Isa Participações Ltda.	882,000	49.00	882,000	50.00	1,764,000	49.49
	1,800,000	100.00	1,764,000	100.00	3,564,000	100.00

Rio das Pedras Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rubens Ometto Silveira Mello	1,349,877,943	99.91	-	-	1,349,877,943	99.91
Mônica Mellão Silveira Mello	1,196,078	0.09	-	-	1,196,078	0.09
	1,351,074,021	100.00	-	-	1,351,074,021	100.00

Isa Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Isaltina Ometto Silveira Mello	999	99.90	-	-	999	99.90
Others	1	0.10	-	-	1	0.10
	1,000	100.00	-	-	1,000	100.00

R.A. Coury Agrícola e Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Raul Coury Filho	9,044,070	20.83	-	-	9,044,070	20.83
Luiz Gustavo Coury	5,999,766	13.81	-	-	5,999,766	13.81
Jorge Coury Sobrinho	5,999,766	13.81	-	-	5,999,766	13.81
Maria Beatriz Coury	5,999,766	13.81	-	-	5,999,766	13.81
Rosana E. Coury Mac Donell	5,999,766	13.81	-	-	5,999,766	13.81
Myrian C. Coury Meneguel	5,999,766	13.81	-	-	5,999,766	13.81
Raul Coury	2,196,050	5.06	-	-	2,196,050	5.06
Anita Cobra Coury	2,196,050	5.06	-	-	2,196,050	5.06
	43,435,000	100.00	-	-	43,435,000	100.00

Flama Empreendimentos e Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Fernando Luiz Altério	20,842	50.01	41,675	50.00	62,517	50.00
Ana Maria Ometto Altério	20,833	49.99	41,675	50.00	62,508	50.00
	41,675	100.00	83,350	100.00	125,025	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

1.	Shareholding Structure at July 31, 2008 (Not reviewed by our independent auditors)--Continued

Usina Costa Pinto S.A. Açúcar e Álcool
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Pedro Ometto S.A. Administração e Participações	64,998,204	100.00	49,995,534	38.46	114,993,738	58.97
Hyposwiss Banco Privado S.A. (Switzerland) (1)	-	-	38,371,510	29.52	38,371,510	19.68
Jaime Michaan Chalan	-	-	11,245,000	8.65	11,245,000	5.76
Aguassanta Participações S.A.	835	-	11,150,069	8.58	11,150,904	5.72
Isaac Michaan	-	-	10,122,650	7.79	10,122,650	5.19
Others	961	-	9,115,237	7.00	9,116,198	4.68
	65,000,000	100.00	130,000,000	100.00	195,000,000	100.00

Pedro Ometto S.A. Administração e Participações
Shareholders	Common shares	%	Preferred shares	%	Total shares	%
Nova Aguassanta Administração de Participações Ltda.	222,752,725	99.99	-	-	222,752,725	99.99
Others	65	0.01	-	-	65	0.01
	222,752,790	100.00	-	-	222,752,790	100.00

Nova Aguassanta Administração e Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Aguassanta Participações S.A.	1	91.50	-	-	1	91.50
Ometto Moreno Comércio e Empreendimentos Ltda.	4	6.25	-	-	4	6.25
Others	4	2.25	-	-	4	2.25
	9	100.00	-	-	9	100.00

Ometto Moreno Comércio e Empreendimentos Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Fernando Manoel Ometto Moreno	2,351,956	100.00	-	-	2,351,956	100.00
Other	1	0.00	-	-	1	0.00
	2,351,957	100.00	-	-	2,351,957	100.00

Belga Empreendimentos e Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rubens Ometto Silverira Mello	4,139	99.98	-	-	4,139	99.98
Mônica Maria Mellão Silveira Mello	1	0.02	-	-	1	0.02
	4,140	100.00	-	-	4,140	100.00

(1) These companies, which are headquartered abroad, do not belong to Cosan Group and do not have information on their shareholders disclosed in the market.

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

2.	Company’s Marketable Securities in the Hands of Controlling Shareholders and Management at July 31, 2008 (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number and characteristics of marketable securities issued by the Company that are directly or indirectly owned by the Controlling Shareholder/Member, officers or members of the Board of Directors or Management at July 31 and April 30, 2008, as follows:

		07/31/08		07/31/07
Shareholder	Type of share	Quantity	%	Quantity	%
Controlling group	Common	171,479,516	62.92	96,803,372	51.25
Board of Directors	Common	638,252	0.23	19,113	0.01
Executive Board	Common	149,664	0.05	33,721	0.02
		172,267,432	63.20	96,880,023	51.28

3.	Number of Shares Outstanding at July 31, 2008 – 100,280,600 (36.80%) (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number of outstanding shares and their percentage in relation to total shares issued at July 31, 2008 and 2007.

Cosan S.A. Indústria e Comércio
	07/31/08		07/31/07
Shareholder	Total shares	%	Total shares	%
Cosan Limited	171,172,252	62.80	-	-
Aguassanta Participações S.A.	303,412	0.11	66,791,951	35.36
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	15.89
Rio das Pedras Participações S.A.	3,375	0.00	23,820	0.01
Rubens Ometto Silveira Mello	355,699	0.13	675	-
Nova Celisa S.A.	468	0.00	468	-
Board of Directors	282,553	0.11	19,113	0.01
Executive Board	149,673	0.05	33,721	0.02
Shares outstanding	100,280,600	36.80	92,006,334	48.71
	272,548,032	100.00	188,886,360	100.00

4.	Orders Placed/Agreements Entered Into (Not reviewed by our independent auditors)

Considering that the Company operates in the commodities market, its sales are substantially made at prices applicable at sales dates. However, Cosan has several sugar and ethanol markets contracts to be achieved by the Company through sales of these products in the future crops. The volumes related to outstanding orders/agreements are as follows:

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

4.	Orders Placed/Agreements Entered Into (Not reviewed by our independent auditors)--Continued

Product	Jul/2008	Jul/2007
Sugar (in tons)	8,356,000	4,724,000
Alcohol (in cubic meters)	594,367	105,000

Commitments by crop are as follow:

	Sugar		Ethanol
Harvest	Jul/2008	Jul/2007	Jul/2008	Jul/2007
2007/2008	-	1,772,000	-	105,000
2008/2009	2,472,000	2,068,000	324,367	-
2009/2010	2,228,000	884,000	90,000	-
2010/2011	1,828,000	-	90,000	-
2011/2012	1,828,000	-	90,000	-
	8,356,000	4,724,000	594,367	105,000

5.	Arbitration Clause

The Company is subject to the arbitration chamber for its industry, according to the arbitration clause set forth in its articles of incorporation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

OTHER COMPANY’S RELEVANT INFORMATION--Continued

Statement of Operations of Subsidiary

Usina da Barra S.A. Açúcar e Álcool

	05/01/08 to 07/31/08	05/01/07 to 07/31/07
Gross operating revenue
Sales of goods and services	340,942	317,579
Taxes and sales deductions	(26,873)	(26,434)
Net operating revenue	314,069	291,145

Cost of goods sold and services rendered	(310,833)	(281,931)

Gross profit	3,236	9,214

Operating income (expenses)
Selling expenses	(42,778)	(32,061)
General and administrative expenses	(19,898)	(16,743)
Financial income, net	(51,715)	(18,764)
Losses on equity investments	(1,545)	(6)
Goodwill amortization	(23,724)	(19,850)
Other operating expenses, net	(11,369)	(721)
	(151,029)	(88,145)
Operating loss	(147,793)	(78,931)

Nonoperating result	2,773	2,144

Loss before income and social contribution taxes	(145,020)	(76,787)

Income and social contribution taxes
Current	-	4,402
Deferred	43,626	21,453
	43,626	25,855

Loss for the period	(101,394)	(50,932)

Number of shares (thousand)	1,519,424,717	870,923,496

Loss per share – in Reais	(0.00007)	(0.00006)